Exhibit 99.1

TABLE OF CONTENTS Page CERTAIN TERMS AND CONVENTIONS 1 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS 2 PRESENTATION OF FINANCIAL AND OTHER INFORMATION 4 SELECTED FINANCIAL DATA 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS 7 RECENT DEVELOPMENTS 28 SIGNATURES 32 FINANCIAL STATEMENTS 33 i

CERTAIN TERMS AND CONVENTIONS All references in this Form 6-K to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “we,” “us” or “our” are references to Itaú Unibanco Holding S A and its consolidated subsidiaries and affiliates, except where specified or differently required by the context; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “preferred shares” are references to our authorized and outstanding preferred shares with no par value; and (iv) “common shares” are references to our authorized and outstanding common shares with no par value All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon, or BNY Mellon All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil All references to “US$,” “dollars” or “U S dollars” are to United States dollars Additionally, unless specified or the context indicates otherwise, the following definitions apply throughout this Form 6-K:    “Itaú Unibanco” means Itaú Unibanco S A , together with its consolidated subsidiaries;    “Itaú BBA” means Banco Itaú BBA S A , together with its consolidated subsidiaries;    “Itaú Corpbanca” means Itaú Corpbanca, together with its consolidated subsidiaries; and    “Central Bank” means the Central Bank of Brazil Additionally, acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this report on Form 6-K are explained or detailed in the glossary of terms beginning on page 215 to our annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 30, 2021, or our 2020 Form 20-F

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS This report on Form 6-K contains statements that are or may constitute forward-looking statements within the meaning of the U S Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U S Securities Exchange Act of 1934, as amended, or the Exchange Act We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks:    The economic, financial and other effects of the outbreak of the 2019 novel strain of coronavirus, or COVID-19, particularly as such factors impact Brazil and the other markets in which we operate and continue to cause severe ongoing negative macroeconomic effects and disruptions to financial markets and the global economy, with a significant impact on the ability of businesses, including ours, to operate normally, thus heightening many of the other risks described in the “Risk Factors” section of our 2020 Form 20-F;    General economic, political and business conditions both in Brazil and abroad, including, in Brazil, developments and the perception of risks in connection with ongoing corruption and other investigations and increasing fractious relations and infighting within the administration of President Bolsonaro, as well as policies and potential changes to address these matters or otherwise, including economic and fiscal reforms and in response to the ongoing effects of the COVID-19 pandemic, any of which may negatively affect growth prospects in the Brazilian economy as a whole;    Fluctuations in inflation, interest rates and exchange rates in Brazil and the other markets in which we operate, which have been particularly volatile as a result of the ongoing effects of the COVID-19 pandemic;    Our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the impacts of, the COVID-19 pandemic on our business, operations, cash flow, prospects, liquidity and financial condition;    The duration and spread of the COVID-19 pandemic and the outbreak of diseases or similar public health threat;    General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets;    General economic and political conditions, in particular in the countries where we operate;    Government regulations and tax laws and amendments to such regulations and laws;    Developments in high-profile investigations currently in progress and their impact on customers or on our tax exposures;    Disruptions and volatility in the global financial markets;    Increases in compulsory deposits and reserve requirements;

Regulation and liquidation of our business on a consolidated basis;    Obstacles for holders of our shares and ADSs to receive dividends;    Failure or hacking of our security and operational infrastructure or systems;    Our ability to protect personal data;    Strengthening of competition and industry consolidation;    Changes in our loan portfolio and changes in the value of our securities and derivatives;    Losses associated with counterparty exposure;    Our exposure to the Brazilian public debt;    Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves;    The effectiveness of our risk management policy;    Damage to our reputation;    The capacity of our controlling stockholder to conduct our business;    Difficulties during the integration of acquired or merged businesses;    Effects from socio-environmental issues; and    Other risk factors as set forth in our 2020 Form 20-F The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise Considering these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Form 6-K might not occur Our actual results and performance could differ substantially from those anticipated in such forward-looking statements

PRESENTATION OF FINANCIAL AND OTHER INFORMATION The information found in this Form 6-K is accurate only as of the date of such information or as of the date of this Form 6-K, as applicable Our activities, our financial position and assets, the results of transactions and our prospects may have changed since that date Information contained in or accessible through our website or any other websites referenced herein does not form part of this Form 6-K unless we specifically state that it is incorporated by reference and forms part of this Form 6-K All references in this Form 6-K to websites are inactive textual references and are for information only Effect of Rounding Certain amounts and percentages included in this Form 6-K, including in the section of this Form 6-K entitled “Operating and Financial Review and Prospects” have been rounded for ease of presentation Percentage figures included in this Form 6-K have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding For this reason, certain percentage amounts in this Form 6-K may vary from those obtained by performing the same calculations using the figures in our unaudited interim consolidated financial statements Certain other amounts that appear in this Form 6-K may not sum due to rounding About our Financial Information The reference date for the quantitative information derived from our balance sheet included in this Form 6-K is as of March 31, 2021 and December 31, 2020 and the reference dates for information derived from our statement of income are the three-month periods ended March 31, 2021 and 2020, except where otherwise indicated Our unaudited interim consolidated financial statements as of March 31, 2021 and for the three-month period then ended, included at the end of this Form 6-K, are prepared in accordance with International Accounting Standards (IAS) 34 – “Interim Financial Reporting” issued by the International Accounting Standards Board (IASB) Our unaudited interim consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020 were reviewed in accordance with Brazilian and International Standards on Auditing by PricewaterhouseCoopers Auditores Independentes, our independent auditors Such financial statements are referred to herein as our unaudited interim consolidated financial statements Please see “Note 30 – Segment Information” to our unaudited interim consolidated financial statements for further details about the main differences between our management reporting systems and our unaudited interim consolidated financial statements prepared in accordance with IAS 34 issued by the IASB

SELECTED FINANCIAL DATA We present below our selected financial data derived from our unaudited interim consolidated financial statements included in this Form 6-K Our unaudited interim consolidated financial statements are presented as of March 31, 2021 and for the three-month period then ended and have been prepared in accordance with IAS 34 as issued by IASB Additionally, we present a summarized version of our Consolidated Statement of Income, Balance Sheet and Statement of Cash Flows in the section “Operating and Financial Review and Prospects ” The following selected financial data should be read together with “Presentation of Financial and Other Information” and “Operating and Financial Review and Prospects ”

For the three-month period ended Income Information Variation 2021 2020 (In millions of R$, except percentages and basis points) % Operating Revenues 28,273 13,972 102 4 Net interest income(1) 17,100 2,548 571 1 Non-interest income(2) 11,173 11,424 (2 2) Expected Loss from Financial Assets and Claims (2,017) (10,083) (80 0) Other operating income (expenses) (17,718) (13,176) 34 5 Net income attributable to owners of the parent company 5,684 3,459 64 3 Recurring Managerial Return on Average Equity—Annualized—Consolidated (3) 17 8% 11 8% (600) bps Return on Average Equity – Annualized—Consolidated(4) 15 7% 10 8% (490) bps (1) Includes: (i) interest and similar income; (ii) interest, similar expenses; (iii) income of financial assets and liabilities at fair value through profit or loss; and (iv) foreign exchange results and exchange variations in foreign transactions (2) Includes commissions and banking fees, income related to insurance and private pension operations before claim and selling expenses and other income (3) The Recurring Managerial Return on Average Equity is obtained by dividing the Recurring Managerial Result (R$6,473 million and R$3,783 million in the three-month periods ended March 31, 2021 and 2020, respectively) by the Average Stockholders’ Equity adjusted by the dividends proposed (R$145,124 million and R$128,259 million in the three-month periods ended March 31, 2021 and 2020, respectively) The resulting amount is multiplied by the number of periods in the year to derive the annualized rate The calculation bases of returns w ere adjusted by the dividends proposed after the balance sheet closing dates, w hich have not yet been approved at annual Stockholders’ or Board meetings (4) The return on average equity is calculated by dividing the Net Income (R$5,684 million and R$3,459 million in the three-month periods ended March 31, 2021 and 2020, respectively) by the Average Stockholders’ Equity adjusted by the dividends proposed (R$145,124 million and R$128,259 million in the three-month periods ended March 31, 2021 and 2020, respectively) This average considers the Stockholders’ Equity from the four previous quarters The quotient of this division w as multiplied by the number of periods in the year to arrive at the annual ratio The calculation bases of returns w ere adjusted by the proposed dividend amounts after the balance sheet dates not yet approved at the annual shareholders ‘meeting or at the Board of Directors’ meetings As of March 31, As of December 31, Variation Balance Sheet Information 2021 2020 n millions of R$, except percentages and basis points % Total assets 2,023,217 2,019,251 0 2 Total loans and finance lease operations 742,123 714,104 3 9 (-) Provision for expected loss (45,590) (47,051) (3 1) Common Equity Tier I Ratio—in % 11 3% 11 5% (20) bps Tier I Ratio—in % 13 0% 13 2% (20) bps Total Capital Ratio—in % 14 5% 14 5%—For the three-month period ended Variation Other Information 2021 2020 % Net income per share – R$ (1) 0 58 0 35 65 7 Weighted average number of outstanding shares—basic 9,768,539,887 9,751,154,194 0 2 Total Number of Employees 97,097 95,288 1 9 Brazil 84,415 82,107 2 8 Abroad 12,682 13,181 (3 8) Total Branches and CSBs – Client Service Branches 4,334 4,500 (3 7) ATM – Automated Teller Machines (2) 45,319 45,701 (0 8) (1) Calculated based on the w eighted average number of outstanding shares for the period (2) Includes ESBs (electronic service branches) and service points at third-party locations and Banco24Horas ATMs

OPERATING AND FINANCIAL REVIEW AND PROSPECTS The following discussion should be read in conjunction with our unaudited interim consolidated financial statements and accompanying notes and other financial information included elsewhere in this Form 6-K and the description of our business in “Item 4 Information on the Company” in our 2020 Form 20-F The following discussion contains forward-looking statements that involve risks and uncertainties Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” herein and in our 2020 Form 20-F Results of Operations The table below presents our summarized consolidated statement of income for the three-month periods ended March 31, 2021 and 2020 The interest rates cited are expressed in Brazilian reais and include the effect of the variation of the real against foreign currencies For more information on the products and services we offer, see “Item 4 Information on the Company” in our 2020 Form 20-F Please see our unaudited interim consolidated financial statements for further details about our Consolidated Statement of Income For the three-month period ended Variation Summarized Consolidated Statement of Income March 31, 2021 2020 R$ million % (In millions of R$) Operating revenues 28,273 13,972 14,301 102 4 Net interest income(1) 17,100 2,548 14,552 571 1 Non-interest income(2) 11,173 11,424 (251) (2 2) Expected loss from financial assets and claims (2,017) (10,083) 8,066 (80 0) Other operating income (expenses) (17,718) (13,176) (4,542) 34 5 Net income before income tax and social contribution 8,538 (9,287) 17,825 (191 9) Current and deferred income and social contribution taxes (2,318) 12,965 (15,283) (117 9) Net income 6,220 3,678 2,542 69 1 Net income attributable to owners of the parent company 5,684 3,459 2,225 64 3 (1) Includes: (i) interest and similar income (R$29,974 million and R$35,309 million in the three-month periods ended March 31, 2021 and 2020, respectively); (ii) interest and similar expenses (R$(15,334) million and R$(29,744) million in the three-month periods ended March 31, 2021 and 2020, respectively); (iii)income of financial assets and liabilities at fair value through profit or loss (R$5,364 million and R$(9,068) million in the three-month periods ended March 31, 2021 and 2020, respectively); and (iv) foreign exchange results and exchange variations in foreign transactions (R$(2,904) million and R$6,051 million in the three-month periods ended March 31, 2021 and 2020, respectively) (2) Includes commissions and banking fees, Income from insurance and private pension operations before claim and selling expenses and other income Three-month period ended March 31, 2021 compared to three-month period ended March 31, 2020 Net income attributable to owners of the parent company increased by 64 3% to R$5,684 million for the three-month period ended March 31, 2021 from R$3,459 million for the same period of 2020 This result is mainly due to a 102 4% increase in operating revenues and a 80 0% decrease in expected losses from financial assets and claims The increases in current and deferred income and social contribution taxes by R$15,283 million and in other operating income (expenses) by R$4,542 million had a negative effect in net income attributable to owners of the parent company These line items are further described below: Net interest income increased by R$14,552 million, or 571 1%, for the three-month period ended March 31,

2021 compared to the same period of 2020, mainly due to an increase of R$14,432 million in income of financial assets and liabilities at fair value through profit or loss, especially due to the fiscal effect on the hedging instruments for our investments abroad The result of exchange rate fluctuations on our investments abroad is non-taxable, whereas revenues from our hedging instruments are taxable Accordingly, the depreciation of the real against foreign currencies, especially the U S dollar, generates losses on our hedging instruments abroad Conversely, the appreciation of the real against foreign currencies, generates gains on our hedging instruments abroad This affects our tax expenses recorded in the line items “current and deferred income and social contribution taxes” and “other operating income (expenses)” The nominal depreciation of the real against the U S dollar was 9 6% for the three-month period ended March 31, 2021 compared to a depreciation of 33 4% for the same period of 2020 The fiscal effect on the hedging instruments for our investments abroad resulted in a gain of R$2,394 million for the three-month period ended March 31, 2021, compared to a gain of R$14,428 million for the same period of 2020 As a result, considering the fiscal effect on the hedging instruments for our investments abroad mentioned above in current and deferred income and social contribution taxes and tax expenses, net interest income increased by R$2,518 million for the three-month period ended March 31, 2021 compared to the same period of 2020 o Interest and similar income decreased by 15 1% for the three-month period ended March 31, 2021 compared to the same period of 2020, due to a decrease of R$3,666 in income from loan operations While the balance of our loan portfolio increased by 15 6% in this period, income from our loan portfolio decreased by 15 0% This is mainly due to: (i) lower spreads on credit products, particularly for government sponsored facilities for our micro/small and medium businesses segment and (ii) lower interest rates for working capital loans There was also a decrease of R$1,575 million in income from securities purchased under agreements to resell due to lower interest rates As of March 31, 2021, the SELIC rate was 2 75% per annum compared to 3 75% per annum as of March 31, 2020 o Interest and similar expenses decreased by 48 4% for the three-month period ended March 31, 2021 compared to the same period of 2020, due to: (i) a decrease of R$14,743 million in expenses from interbank market funds, mainly as a result of the decrease of R$27,634 million in the balance of interbank market funds; (ii) a decrease of R$2,449 million in the expenses from deposits as a result of the lower interest rates, which was partially offset by an increase in the balance of time deposits; and (iii) a decrease of R$1,696 million in expenses from securities sold under repurchase agreements, due to a R$44,128 million decrease in the balance of our securities sold under repurchase agreements This result was partially offset by an increase in expenses from technical provisions for insurance and private pension plans, which increased by R$4,475 million, as a result of the increase in the value of our investment fund quotas and the consequent effect on private pension plans Please see “Note 21—Interest and similar income and expenses and Income of financial assets and liabilities at fair value through profit or loss” to our unaudited interim consolidated financial statements for further details on interest and similar expenses 8

Non-interest income decreased by 2 2% to R$11,173 million for the three-month period ended March 31, 2021 compared to the same period of 2020 This decrease was mainly due to a 2 8%, or R$279 million, decrease in commissions and banking fees, compared to the same period in 2020, mainly driven by a R$184 million decrease in revenues from credit and debit card transactions, including for acquiring business, and in revenues from merchant discount rate and rental of equipment Although there was an increase in the volume traded, it was largely due to an increase in volume in the wholesale segment which attracts lower fees, leading to a reduction in overall revenues The volume of credit and debit transactions increased by 6 5% and 10 7%, respectively In addition, we had a reduction of 6 7% in current account services, as a result of the reduction in current account services as we no longer charged fees for the transfer of funds as from November 2020 The following chart shows the main components of our banking service fees for the three-month periods ended March 31, 2021 and 2020: Please see “Note 22 – Commissions and Banking Fees” to our unaudited interim consolidated financial statements for further details on banking service fees Expected Loss from Financial Assets and Claims Our expected loss from financial assets and claims decreased by R$8,066 million, or 80 0%, for the three-month period ended March 31, 2021 compared to the same period of 2020, mainly due to a decrease in expected loss with loan and lease operations of R$7,091 million for the three-month period ended March 31, 2021 This variation was driven by the changes in the macroeconomic scenario and the financial prospects of individuals and companies occurred in March 2020, captured by our expected loss provisioning model, which led to an increase in the provision for loan losses during the period Considering provisions with operations without credit granting characteristics, expected loss on financial assets and claims decreased by 53 8% in the three-month period ended March 31, 2021 compared to the same period in 2020 9

Please see “Note 10— Loan and Lease operations” to our unaudited interim consolidated financial statements for further details on our loan and lease operations portfolio o Non-performing loans: We calculate our 90-day non-performing loan (“NPL”) ratio as the value of our 90-days non-performing loans to our loan portfolio As of March 31, 2021, our 90-day NPL ratio was 2 7%, a decrease of 81 basis points compared to March 31, 2020 This decrease was due to the decrease of 133 basis points in the 90-day NPL ratio in respect of our individuals loan portfolio, and the decrease of 31 basis points in the 90-day NPL ratio in respect of our companies loan portfolio, mainly due to the loan reprofiling measures we offered to our clients in response to the COVID-19 pandemic in 2020 The increase in the balance of renegotiated loans resulted in a decrease in the balance of our 90-day non-performing loans in the period Compared to the three-month period ended December 31, 2020, our 90-day NPL ratio increased 2 basis points, representing a 35 basis point increase in the companies loan portfolio mainly driven by the end of the grace period of loans reprofiled in previous periods o We calculate our 15 to 90 days non-performing loan ratio as the value of our 15 to 90 days non-performing loans to our loan portfolio The 15 to 90 days NPL ratio is an indicator of early delinquency As of March 31, 2021, our 15 to 90 days NPL ratio was 2 0% a decrease of 61 basis points when compared to March 31, 2020 In this period there was a decrease of 15 basis points in the 15 to 90-day NPL ratio in respect of our companies loan portfolio In respect of our individuals loan portfolio, we had a decrease of 109 basis points in the 15 to 90-day NPL ratio as a result of the loan reprofiling measures offered to our clients in response to the COVID-19 pandemic in 2020 The increase in the balance of renegotiated loans resulted in a decrease in the balance of our 15 to 90-day non-performing loans as of March 31, 2021 compared to December 31, 2020 In the three-month period ended March 31, 2021, we had an increase of 44 basis points in our 15 to 90-day non-performing loans for individuals, mainly due to the typical seasonality effects during the first quarter, when family expenses are most concentrated, as well as due to the on-going effects of the COVID-19 pandemic As of March 31, 2021, our reprofiled loan portfolio was R$46 0 billion, a decrease of 9 5% when compared to December 31, 2020 Further, by the end of March 31, 2021, 97 0% of the grace periods relating to the reprofiled loan portfolio had expired, of which 81 2% were performing (8 6% of the amount outstanding under the non-performing reprofiled loan portfolio was delinquent between 15 and 90 days and 10 2% were delinquent for more than 90 days) The chart below shows a comparison of both NPL ratios for each quarter as of March 31, 2020 through March 31, 2021: 10

o Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans As of March 31, 2021, our coverage ratio was 298% compared to a ratio of 239% as of March 31, 2020 This increase was mainly due to a decrease in the balance of non-performing loans over 90 days overdue, driven by the loan portfolio reprofiling and the provisioning recognized due to the change in the macroeconomic scenario as from the second half of March 2020, which was captured by our expected loss provisioning model In the three-month period ended March 31, 2021, our coverage ratio decreased 2,192 basis points due to an increase in non-performing loans past 90 days overdue, driven by the end of the grace period of loans reprofiled in previous periods The chart below shows a comparison in the coverage ratios for each quarter as of March 31, 2020 through March 31, 2021:

Other Operating Income (Expenses) increased by 34 5% to an expense of R$17,718 million for the three-month period ended March 31, 2021 from an expense of R$13,176 million for the same period of 2020 mainly due to the fact that we recorded a non-recurring event of provision for restructuring, as we closed certain branches and returned certain administrative buildings Disregarding the non-recurring event discussed above and other expenses not related to costs, our operating income (expenses) increased by 15 4% to an expense of R$15,123 million for the three-month period ended March 31, 2021 from an expense of R$13,103 million for the same period of 2020 This increase was mainly in our general and administrative expenses, which increased by 8 0% in the period, due to a R$244 million increase in personnel expenses, as a result of the negotiated collective labor bargaining agreement, the inclusion of ZUP’s results in our net income and the tariff adjustment by healthcare plan operators This increase was largely offset by (i) a R$181 million decrease in credit cards selling expenses, related to REDE’s accreditation and reduction in expenses with credit card brands, due to reduced economic activity, and (ii) a R$142 million decrease in facilities, travel, transportation expenses, due to reduced commuting and the remote working arrangements adopted during the COVID-19 pandemic We also had a negative impact of foreign exchange variations on our Latin America operations Please see “Note 23—General and Administrative Expenses” to our unaudited interim consolidated financial statements for further details Current and deferred income and social contribution taxes amounted to an expense of R$2,318 million for the three-month period ended March 31, 2021, from a gain of R$12,965 million in the three-month period ended March 31, 2020 This was partially due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “—Net interest income,” which amounted to a gain of R$2,128 million for the three-month period ended March 31, 2021 compared to a gain of R$13,023 million for the same period of 2020 Disregarding this fiscal effect, current and deferred income and social contribution taxes increased by R$4,388 million for this period As from March 1, 2020, the recognition rate was increased to 45% from 40% In the three-month period 12 ended March 31, 2021, there was also an increase in income before tax and social contribution, compared to the same period of 2020.

Please see "Note 24 – Taxes" to our unaudited interim consolidated financial statements for further details.

Basis for Presentation of Segment Information

We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes.

Segment information is not prepared in accordance with IFRS issued by the IASB but based on accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. It also includes the following adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion or inclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad.

Non-recurring events correspond to relevant events (with a positive or negative accounting effect) identified in our results of operations for each relevant period. We apply a historically consistent methodology (approved by our governance procedures) pursuant to which, relevant events are either not related to our core operations or are related to previous fiscal years. The provisions for restructuring are non-recurring events and, as such, do not impact the results and analysis regarding our segment information below.

For more information on our segments, see "Item 4. Information on the Company" in our 2020 Form 20-F and "Note 30 – Segment Information" to our unaudited interim consolidated financial statements.

We present below the summarized results from our operating segments from January 1, 2021 to March 31, 2021:

Summarized Consolidated Statement of Income from January 1, 2021 to March 31, 2021[1]	**Retail Banking (a)**	**Wholesale Banking (b)**	**Activities with the Market + Corporation (c)**	**Total (a)+(b)+(c)**	**Adjustments**	**IFRS consolidated[2]**
			(In millions of R$)			
Operating revenues	17,557	8,614	3,858	30,029	(1,756)	28,273
Cost of Credit	(4,049)	(62)	-	(4,111)	2,450	(1,661)
Claims	(354)	(2)	-	(356)	-	(356)
Other operating income (expenses)	(9,562)	(4,350)	(317)	(14,229)	(3,489)	(17,718)
Income tax and social contribution	(1,279)	(1,621)	(1,489)	(4,389)	2,071	(2,318)
Non-controlling interest in subsidiaries	(102)	(126)	(318)	(546)	10	(536)
Net income	**2,211**	**2,453**	**1,734**	**6,398**	**(714)**	**5,684**

(1) The first three columns are our business segments. Additional information about each of our business segments can be found below under the headings "(a) Retail Banking", "(b) Wholesale Banking" and "(c) Activities with the Market + Corporation".
The adjustments column includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad.
The IFRS consolidated column is the total result of our three segments plus adjustments.
(2) Net income presented refers to "net income attributable to owners of the parent company".

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The following discussion should be read in conjunction with our unaudited interim consolidated financial statements, especially “Note 30 – Segment Information ” The adjustments column shown in this note shows the effects of the differences between the segmented results (substantially in accordance with the accounting practices adopted in Brazil) and those calculated according to the principles adopted in our unaudited interim consolidated financial statements in IFRS Three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020: Retail Business This segment consists of business with retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies) It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans The following table sets forth our summarized consolidated statement of income with respect to our Retail Business segment for the three-month periods ended March 31, 2021 and 2020: For the three-month period ended Variation Summarized Consolidated Statement of March 31, Income—Retail Business 2021 2020 R$ million % Operating revenues 17,557 19,705 (2,148) (10 9) Interest margin 9,966 11,632 (1,666) (14 3) Non-interest income (1) 7,591 8,073 (482) (6 0) Cost of credit and claims (4,403) (7,245) 2,842 -Other operating income (expenses) (9,562) (10,101) 539 (5 3) Income tax and social contribution (1,279) (546) (733) -Non-controlling interest in subsidiaries (102) (53) (50) 94 6 Net income 2,211 1,760 451 25 6 (1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues Net income from Retail Banking increased by 25 6%, to R$2,211 million for the three-month period ended March 31, 2021 from R$1,760 million for the same period of 2020 These results are explained as follows: Operating revenues: decreased by 10 9% for the three-month period ended March 31, 2021 compared to the same period of 2020, due to: (i) a decrease of 14 3% in the interest margin driven by an increase in the volume of credit products that command lower spreads, especially in government sponsored facilities to our micro/small and medium businesses segment; and lower interest rates for working capital loans, and (ii) a decrease of 6 0% in non-interest income, especially due to reduced revenues from credit and debit cards fees, resulting from a reduction in the volume of credit and debit cards transactions since the second half of March 2020, due to social distancing measures adopted as a result of the COVID-19 pandemic 14

Cost of credit and claims decreased by R$2,842 million for the three-month period ended March 31, 2021 compared to the same period of 2020, mainly due the changes in the macroeconomic scenario and the financial prospects of individuals and companies that occurred in March 2020, captured by our expected loss provisioning model, which led to an increase in the provision for loan losses during the period Other operating income (expenses) decreased by R$539 million for the three-month period ended March 31, 2021 compared to the same period in 2020, mainly due to lower expenses related to employee terminations, transportation and travel, facilities, sales of credit cards and provisions for labor contingencies This result was partially offset by the impact of the negotiation of the collective bargaining agreement, the inclusion of ZUP’s results in our net income and tariff adjustments by healthcare plan operators Income tax and social contribution for this segment, as well as for the Wholesale Business and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is recorded under the Activities with the Market + Corporation segment As discussed above under “Net income attributable to owners of the parent company—Current and deferred income and social contribution taxes,” our current and deferred income and social contribution taxes increased mainly as a result of an increase in income before tax and social contribution (b) Wholesale Business This segment consists of products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and investment banking operations The following table sets forth our summarized consolidated statement of income with respect to our Wholesale Business segment for the three-month periods ended March 31, 2021 and 2020:

For the three-month period ended Variation Summarized Consolidated Statement of Income -March 31, Wholesale Business 2021 2020 R$ million % (In millions of R$) Operating revenues 8,614 7,592 1,022 13 5 Interest margin 5,304 4,489 816 18 2 Non-interest income (1) 3,310 3,103 206 6 6 Cost of credit and claims (64) (3,171) 3,107 -Other operating income (expenses) (4,350) (3,613) (737) 20 4 Income tax and social contribution (1,620) 7 (1,627) -Non-controlling interest in subsidiaries (126) (89) (37) 41 5 Net income 2,453 726 1,727 237 8 (1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues Net income from Wholesale Business increased 237 8% to R$2,453 million for the three-month period ended March 31, 2021 from R$726 million for the same period of 2020 These results are explained as follows: Operating revenues: increased by R$1,022 million, or 13 5%, for the three-month period ended March 31, 2021 compared to the same period of 2020, due to: (i) an increase of 18 2% in the interest margin, driven by a 21 2% increase in the balance of our corporate loan portfolio (credit origination by aggregate amount of loans increased by 51 7%), mainly due to an increase in working capital, vehicle and export/import financings Due to the COVID-19 pandemic and the resulting economic crisis, demand for liquidity by companies increased; and (ii) an increase of 6 6% in non-interest income, especially due to income from advisory and brokerage services, which increased by 33 2%, mainly due to increased activity in the capital markets As of March 31, 2021, we acted as underwriter on fixed income transactions in Brazil totaling R$2,313 million and were ranked second in volume of deals by the ANBIMA in this segment We also provided financial advisory services for 9 M&A transactions in South America, totaling R$130,600 million and were ranked first place in number of deals by Dealogic Cost of credit and claims decreased by R$3,170 million for the three-month period ended March 31, 2021 compared to the same period of 2020 In Brazil, during the three-month period ended December 31, 2020, we upgraded the risk rating for certain clients and reversed the provision for a specific client which was subject to impairment during the three-month period ended December 31, 2020, which meant that we made fewer reversals of provisions during the three-month period ended March 31, 2021 Income tax and social contribution for this segment, as well as for the Retail Banking and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is recorded under the Activities with the Market + Corporation segment As discussed above, our current and deferred income and social contribution taxes increased mainly due to an increase in income before tax and social contribution

(c) Activities with the Market + Corporation This segment consists of results from capital surplus, subordinated debt surplus and the net balance of tax credits and debits It also includes the financial margin on market trading, treasury operating costs, and equity in earnings of companies not included in either of the other segments The following table sets forth our summarized consolidated statement of income with respect to our Activities with the Market + Corporation segment for the three-month periods ended March 31, 2021 and 2020: For the three-month period ended Variation Summarized Consolidated Statement of Income -March 31, Activities with the Market + Corporation 2021 2020 R$ million % (In millions of R$) Operating revenues 3,858 1,909 1,950 102 1 Interest margin 3,364 1,684 1,679 99 7 Non-interest income (1) 495 225 270 120 4 Cost of credit and claims (0) 0 (0) -Other operating income (expenses) (317) (38) (278) 726 9 Income tax and social contribution (1,489) (436) (1,054) -Non-controlling interest in subsidiaries (318) (9) (308) 3,289 9 Net income 1,734 1,425 309 21 7 (1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues Net income from Activities with the Market + Corporation increased 21 7%, or R$309 million, for the three-month period ended March 31, 2021 from the same period of 2020 We recorded an increase in interest margin, especially in the Banking book and gains in other companies, partially offset by the increase in expenses from our Latin American operations, mainly due to exchange rate variations Income tax and social contribution for this segment, as well as for the Retail Banking and Wholesale Banking segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is recorded under the Activities with the Market + Corporation segment As discussed above, our current and deferred income and social contribution taxes increased mainly due to an increase in income before tax and social contribution Balance Sheet We present below our summarized balance sheet as of March 31, 2021 and 2020 Please see our unaudited interim consolidated financial statements for further details about our Consolidated Balance Sheet

As of Variation Summarized Balance Sheet—Assets March 31, 2021 December 31, 2020 R$ million % (In millions of R$) Cash 39,369 46,224 (6,855) (14 8) Financial assets at amortized cost 1,268,601 1,275,799 (7,198) (0 6) Compulsory deposits in the Central Bank of Brazil 91,317 90,059 1,258 1 4 Interbank deposits, securities purchased under agreements to resell and 389,458 425,432 (35,974) (8 5) securities at amortized cost Loan and lease operations portfolio 742,123 714,104 28,019 3 9 Other financial assets 91,293 93,255 (1,962) (2 1) (-) Provision for Expected Loss (45,590) (47,051) 1,461 (3 1) Financial assets at fair value through other comprehensive income 101,796 109,942 (8,146) (7 4) Financial assets at fair value through profit or loss 489,476 465,581 23,895 5 1 Investments in associates and join ventures, Fixed assets, Goodwill and 57,568 55,610 1,958 3 5 Intangible assets, assets held for sale and other assets Tax assets 66,407 66,095 312 0 5 Total assets 2,023,217 2,019,251 3,966 0 2 March 31, 2021 compared to December 31, 2020 Total assets increased by R$3,966 million, or 0 2%, as of March 31, 2021 compared to December 31, 2020, mainly due to an increase in our loan and lease operations portfolio and in financial assets at fair value through profit or loss This result was partially offset by a decrease in interbank deposits, securities purchased under agreements to resell and securities at amortized cost These results are further described below: Financial assets at fair value through profit or loss increased by R$23,895 million, or 5 1%, as of March 31, 2021, compared to December 31, 2020, mainly due to a R$25,167 million increase in securities at fair value through profit or loss, especially in Brazilian government securities, which increased by R$19,064 million, due to the strategy of our proprietary trading desk Please see “Note 5 – Financial Assets at Fair Value Through Profit or Loss and Designated at Fair Value Through Profit or Loss —Securities” to our unaudited interim consolidated financial statements for further details Loan and lease operations portfolio increased by R$28,019 million, or 3 9%, as of March 31, 2021, compared to December 31, 2020, mainly due to the following increases: (i) 9 6% in our Latin America loan portfolio as a result of exchange rate fluctuations; (ii) 2 2% in our individuals loan portfolio We reached a historic high in mortgage loans, which increased by 12 4% for the individuals segment There was also an increase in vehicle financings associated with higher demand, mainly for used vehicles, which increased by 4 5% In addition, our new positioning in the agribusiness sector, combined with the scenario of low interest rates and the subsequent increase in demand, boosted the growth of these portfolios Credit origination decreased by 9 0% in the individuals portfolio as of March 31, 2021 compared to March 31, 2020 This result was partially offset by the performance of our credit cards loan portfolio, which following a significant increase in the three-month period ended December 31, 2020, driven by typical seasonality of the period, decreased by 4 0% in the three-month period ended March 31, 2021;

(iii) 1 7% in our corporate loan portfolio, mainly due to working capital loans, vehicle and export/import financings Due to the COVID-19 pandemic and the resulting economic crisis, demand for liquidity by companies increased; and (iv) 0 7% in our micro/small and medium businesses loan portfolio (credit origination by aggregate amount of loans decreased by 21 2%, as the demand for credit was particularly high in the first two months of 2020), mainly due to an increase in working capital loans, due to government sponsored facilities such as the National Support Program for Micro and Very Small Businesses (Pronampe) and the Investment Guarantee Fund (FGI) These government initiatives aim to guarantee financial resources for micro and small enterprises to enable them to maintain their activities during the COVID-19 pandemic and the resulting economic crisis As of Variation Loan and Lease Operations, by asset type March 31, 2021 December 31, 2020 R$ million % (In millions of R$) Individuals 261,074 255,483 5,591 2 2 Credit card 83,560 87,073 (3,513) (4 0) Personal loan 35,891 35,346 545 1 5 Payroll loans 56,292 55,508 784 1 4 Vehicles 24,334 23,290 1,044 4 5 Mortgage loans 60,997 54,266 6,731 12 4 Corporate 136,793 134,521 2,272 1 7 Micro/Small and Medium Businesses 122,797 121,955 842 0 7 Foreign Loans Latin America 221,459 202,145 19,314 9 6 Total Loan operations and lease operations portfolio 742,123 714,104 28,019 3 9 Please see “Note 10—Loan and Lease Operations” to our unaudited interim consolidated financial statements for further details Interbank deposits, securities purchased under agreements to resell and securities at amortized cost decreased by R$35,974 million, or 8 5% as of March 31, 2021 compared to December 31, 2020, mainly due to the decrease of R$59,253 million in securities purchased under agreements to resell, as a reduction in the demand for liquidity This result was partially offset by a R$17,606 million increase in interbank deposits impacted by exchange rate variations, as we increased our position offshore Please see “Note 4—Interbank Deposits and Securities Purchased Under Agreements to Resell” to our unaudited interim consolidated financial statements for further details Financial assets at fair value through other comprehensive income decreased by R$8,146 million, or 7 4% as of March 31, 2021 compared to December 31, 2020, mainly due to a decrease of R$5,653 million in the balance of government securities – abroad, especially in Chile which decreased by R$6,651 million due to lower demand for liquidity These Chilean securities were part of a credit line offered by the Chilean government to increase liquidity and minimize the effects of the COVID-19 pandemic Please see “Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income – Securities” to our unaudited interim consolidated financial statements for further details

Cash decreased by R$6,855 million, or 14 8%, as of March 31, 2021 compared to December 31, 2020, mainly due to a decrease in demand for liquidity, as well as the payment of R$2,762 million in dividends and interest on capital in the period We present below our summarized balance sheet – liabilities and stockholders’ equity as of March 31, 2021 and December 31, 2020 Please see our unaudited interim consolidated financial statements for further details about our Consolidated Balance Sheet Summarized Balance Sheet—Liabilities and As of Variation Stockholders’ Equity March 31, 2021 December 31, 2020 R$ million % (In millions of R$) Financial Liabilities 1,572,584 1,579,686 (7,102) (0 4) At Amortized Cost 1,494,207 1,495,641 (1,434) (0 1) Deposits 821,379 809,010 12,369 1 5 Securities sold under repurchase agreements 254,278 273,364 (19,086) (7 0) Interbank market funds, Institutional market funds and 418,550 413,267 5,283 1 3 other financial liabilities At Fair Value Through Profit or Loss 73,854 79,653 (5,799) (7 3) Provision for Expected Loss 4,523 4,392 131 3 0 Provision for insurance and private pensions 218,023 221,000 (2,977) (1 3) Provisions 20,734 19,819 915 4 6 Tax liabilities 5,091 5,710 (619) (10 8) Other liabilities 47,011 38,511 8,500 22 1 Total liabilities 1,863,443 1,864,726 (1,283) (0 1) Total stockholders’ equity attributed to the owners of the 147,255 142,993 4,262 3 0 parent company Non-controlling interests 12,519 11,532 987 8 6 Total stockholders’ equity 159,774 154,525 5,249 3 4 Total liabilities and stockholders’ equity 2,023,217 2,019,251 3,966 0 2 Total liabilities and stockholders’ equity increased by R$3,966 million, or 0 2% as of March 31, 2021 compared to December 31, 2020, mainly due to an increase in deposits, other liabilities and total stockholders’ equity This increase was partially offset by a decrease in securities sold under repurchase agreements and a decrease in financial liabilities at fair value through profit or loss These results are detailed as follows: Deposits increased by R$12,369 million as of March 31, 2021 compared to December 31, 2020, mainly due to an increase of R$6,852 million in demand deposits, R$3,795 million in savings deposits and R$1,313 million in interbank deposits These increases are mainly associated with the inflow of resources from our clients into the Retail and Wholesale segments This inflow resulted from our strategy to offer fixed income products (such as bank deposit certificates) combined with a stronger demand from our clients for lower risk investments and products with higher liquidity Please see “Note 15 – Deposits” to our unaudited interim consolidated financial statements for further details Other liabilities increased by R$8,500 million as of March 31, 2021 compared to December 31, 2020 mainly due to non-financial liabilities, such as funds in transit and charging and collection of taxes and similar, which are typically higher in the first months of each year

Please see “Note 18 – Other assets and liabilities” to our unaudited interim consolidated financial statements for further details Interbank and Institutional market funds and other financial liabilities increased by R$5,283 million, or 1 3%, as of March 31, 2021 compared to December 31, 2020, mainly due to the following increases: (i) R$4,232 million in obligations on securities issued abroad and R$1,671 million in subordinated debt, including the issuance of US$500 million of Tier II Subordinated Notes in January 2021; and (iii) R$5,672 million in import and export financings These items were also directly affected by exchange rate fluctuations This increase was partially offset by a R$2,861 million reduction in financial bills and a R$2,221 million reduction in agribusiness credit bills, as of March 31, 2021 compared to December 31, 2020, mainly due to the maturity of these bills Please see “Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds” to our unaudited interim consolidated financial statements for further details Securities sold under repurchase agreements decreased by R$19,086 million, or 7 0%, as of March 31, 2021 compared to December 31, 2020, mainly due to a R$35,599 million decrease in assets received as collateral and R$11,663 million decrease in securities with right to sell or repledge the collateral This result was partially offset by an increase of R$28,176 million in assets pledged as collateral, especially government securities Please see “Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds” to our unaudited interim consolidated financial statements for further details Financial liabilities at fair value through profit and loss decreased by R$5,799 million, or 7 3%, as of March 31, 2021, compared to December 31, 2020, mainly due to a R$5,791 million decrease in the balance of derivatives, both for our proprietary hedging strategy and that for our clients’ operations This decrease is related to a reduction in market volatility in 2021 Please see “Note 6 – Derivatives” to our unaudited interim consolidated financial statements for further details Total Stockholders’ equity attributable to the owners of the parent company increased by 3 0% as of March 31, 2021 compared to December 31, 2020, mainly due to R$5,684 million net income attributable to owners of the parent company in the period

Capital Management Capital Adequacy Through our ICAAP, we assess the adequacy of our capital to face the risks to which we are subject For ICAAP, capital is composed of regulatory capital for credit, market and operational risks, and by the necessary capital to cover other risks In order to ensure our capital soundness and availability to support business growth, we maintain capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios Our Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in our Prudential Conglomerate which comprises not only financial institutions but also consortia, payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which our Itaú Unibanco Group retains substantially all risks and rewards As of March 31, As of December 31, 2021 2020 (In R$ million, except percentages) Available capital (amounts) Common Equity Tier I (CET1) 121,025 119,960 Tier I 139,552 137,157 Total capital 155,280 151,244 Risk-weighted assets (amounts) Total risk-weighted assets (RWA) 1,072,193 1,042,207 Risk-based capital ratios as a percentage of RWA Common Equity Tier I ratio (%) 11 3% 11 5% Tier I ratio (%) 13 0% 13 2% Total capital ratio (%) 14 5% 14 5% Additional CET1 buffer requirements as a percentage of RWA Capital conservation buffer requirement (%) (1) 1 25% 1 25% Countercyclical buffer requirement (%) 0 0% 0 0% Bank G-SIB and/or D-SIB additional requirements (%) 1 0% 1 0% Total of bank CET1 specific buffer requirements (%) 2 25% 2 25% (1) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2 5% The countercyclical capital buffer is fixed by the Financial Stability Committee and currently is set to zero As of March 31, 2021, our Total Capital reached R$155,280 million, an increase of R$4,036 million compared to December 31, 2020 Our Basel Ratio (calculated as the ratio between our Total Capital and the total amount of RWA) reached 14 5%, as of March 31, 2021, stable compared to December 31, 2020 Our net income in the period and the issuance of Tier II Subordinated Notes were offset by the increase in the Credit Risk Weighted Assets and in the prudential adjustments Additionally, the Fixed Assets Ratio (Índice de Imobilização) indicates the level of total capital committed to adjusted permanent assets We are within the maximum limit of 50% of the adjusted total capital, as established by the Central Bank On March 31, 2021, our Fixed Assets Ratio reached 23 1%, which presents a buffer of R$41,805 million

Our Tier I ratio decreased 20 basis points in relation to December 31, 2020 The net income for the period was offset by an increase in Risk-Weighted Assets The higher amount of credit risk-weighted assets (RWACPAD) was mainly due to the growth in the loan portfolio in the period, especially in the Wholesale segment, and the foreign exchange variations Please see “Note 32 – Risk and Capital Management” of our unaudited interim consolidated financial statements in IFRS for further details about regulatory capital Liquidity Ratios The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows We present below a discussion of our LCR for the three-month period ended March 31, 2021 and our NSFR as of March 31, 2021 Liquidity Coverage Ratio The LCR measures the short-term resistance of a bank’s liquidity risk profile It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress We calculate our LCR according to the methodology established in Central Bank Circular No 3,749/2015 We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%

Three-month periods ended March 31, 2021 December 31, 2020 Liquidity Coverage Ratio Total Weighted Value (average) (In millions of R$) Total High Liquidity Assets (HQLA)1 356,222 343,174 Cash Outflows2 322,450 309,652 Cash Inflows3 135,937 133,297 Total Net Cash Outflows 186,513 176,355 LCR% 191 0% 194 6% (1) High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk (2) Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749 (3) Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749 Our average LCR as of March 31, 2021 was 191 0% and, accordingly, above Central Bank requirements Net Stable Funding Ratio The NSFR measures long-term liquidity risk It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario We calculate our NSFR according to the methodology established in Central Bank Circular No 3,869/2017 The NSFR corresponds to the ratio of our available stable funds (ASF) for the end of each period to our required stable funds (RSF) for the end of each period Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100% As of March 31, As of December 31, 2021 2020 Net Stable Funding Ratio Total Ajusted Value (In millions of R$) Total Available Stable Funding (ASF)¹ 990,197 956,033 Total Required Stable Funding (RSF)² 792,199 758,907 NSFR (%) 125 0% 126 0% (1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017 (2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017 As of March 31, 2021, our ASF totaled R$ 990 2 billion, mainly due to capital and Retail and Wholesale businesses funding, and our RSF totaled R$ 792 2 billion, particularly due to loans and financings for Wholesale and Retail businesses customers, central governments and transactions with central banks As of March 31, 2021, our NSFR was 125 0% and, accordingly, above Central Bank requirements

5B Liquidity and Capital Resources We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions The operational liquidity reserve generally includes cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities The following table presents our operational liquidity reserve as of March 31, 2021 and 2020: As of March 31, 2021 Average Operational Liquidity Reserve (1) 2021 2020 Balance (In millions of R$) Cash 39,369 38,275 42,861 Securities purchased under agreements to resell – Funded position (2) 30,316 27,813 38,064 Unencumbered government securities (3) 216,816 155,630 198,333 Operational reserve 286,501 221,718 279,258 (1) Average calculated based on audited interim financial statements (2)Net of R$ 10,763 (R$ 11,057 at 03/31/2020), which securities are restricted to guarantee transactions at B3 S A —Brasil, Bolsa Balcão (B3) and the Central Bank (3) Present values are included as a result of the change in the reporting of future flows of assets that are now reported as future value as of September 2016 Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad Please see “Note 15 – Deposits” to our unaudited interim consolidated financial statements for further details about funding Capital Expenditures As of March 31, 2021 As of December 31, 2020 Capital Expenditures (In millions of R$, except percentages) Fixed Assets 298 1,716 Fixed assets under construction 91 457 Land and buildings 16 38 Leasehold improvements 71 39 Furniture and data processing equipment 108 1,112 Other 12 70 Intangible Assets 940 3,591 Goodwill—287 Association for the promotion and offer of financial products and services 5 -Software developed or obtained for internal use 702 2,763 Other intangibles 233 541 Total 1,238 5,307

Please see “Note 13 – Fixed Assets” and “Note 14 – Goodwill and Intangible Assets” to our unaudited interim consolidated financial statements for details about our capital expenditures Capitalization The table below presents our capitalization as of March 31, 2021 The information described is derived from our unaudited interim consolidated financial statements as of and for the three-month period ended March 31, 2021 As of the date of this Form 6-K, there has been no material change in our capitalization since March 31, 2021 As of March 31, 2021 Capitalization R$ US$ (1) (In millions, except percentages) Current liabilities Deposits 512,569 89,967 Securities sold under repurchase agreements 197,870 34,730 Structured notes 1—Derivatives 39,157 6,873 Interbank market funds 98,167 17,230 Institutional market funds 20,937 3,675 Other financial liabilities 107,214 18,818 Provision for insurance and private pension 3,206 563 Provisions 5,905 1,036 Tax liabilities 1,871 328 Other Non-financial liabilities 44,144 7,748 Total 1,031,041 180,968 Long-term liabilities Deposits 308,810 54,203 Securities sold under repurchase agreements 56,408 9,901 Structured notes 128 22 Derivatives 34,557 6,066 Interbank market funds 62,333 10,941 Institutional market funds 123,318 21,645 Other financial liabilities 6,592 1,157 Provision for insurance and private pension 214,817 37,706 Provision for Expected Loss 4,523 794 Provisions 14,829 2,603 Tax liabilities 2,921 513 Other Non-financial liabilities 2,867 503 Total 832,103 146,054 Income tax and social contribution—deferred 299 52 Non-controlling interests 12,519 2,197 Stockholders’ equity attributed to the owners of the parent company (2) 147,255 25,846 Total capitalization (3) 2,023,217 355,117 BIS ratio (4) 14 5% (1) Convenience translation at 5 6973 reais per U S dollar, the exchange rate in effect on March 31, 2021 5 6973 (2) Itaú Unibanco Holding’s authorized and outstanding share capital consists of 4,958,290,359 common shares and 4,810,249,528 preferred shares, all of which are fully paid For more information regarding our share capital see Note 19 to our unaudited interim consolidated financial statements as of and for the period ended March 31, 2021 (3) Total capitalization corresponds to the sum of total current liabilities, long-term liabilities, deferred income, minority interest in subsidiaries and stockholders’ equity (4) Calculated by dividing total regulatory capital by risk weight assets

E Off-Balance Sheet Arrangements We do not have any off-balance sheet arrangements, other than the guarantees, financial guarantees, commitments to be released, letters of credit to be released and contractual commitments we granted that are described in “Note 13—Fixed assets,” “Note 14—Goodwill and Intangible assets,” “Note 32 – Risk and Capital Management, 1 1 – Collateral and policies for mitigating credit risk” and “Note 32 – Risk and Capital Management – 1 4 – Maximum Exposure of Financial Assets to Credit Risk” to our unaudited interim consolidated financial statements

RECENT DEVELOPMENTS Client centricity and digitalization The migration of customers to our digital platforms continues to grow significantly In the three-month period ended March 31, 2021, we acquired 3 7 million new clients through digital channels This trend keeps accelerating and in April 2021 we acquired 1 5 million new customers through digital channels “In this first quarter, we made headway in our cultural transformation process, so as to become increasingly ready to face today’s challenges We were able to speed up our digital transformation agenda and several other work fronts that are vital to significantly improve our clients’ experience Together with our clients we want to build the Itaú Unibanco of the future And it is based on this partnership that we will grow from now on” Milton Maluhy, Itaú Unibanco’s CEO We acquired over 3 million clients in 2021 through iti, which grew from its original digital wallet format and became a full online bank operation platform Additionally, in March 2021, 54% of our sales to individuals were made through our digital channels, which represents an increase of 70% when compared to March 2020 This increased engagement through digital channels occurs concurrently with a higher user satisfaction score of digital channels—the NPS (net promoter score) of the super app reached 78 points in March 2021 Supervision and Regulation Central Bank proposes new rules for risk management and social, environmental and climate responsibility On April 7, 2021, the Central Bank launched Public Consultation No 85/2021, which intends to improve the rules for the management of social, environmental and climatic risks applicable to the National Financial System, as well as the requirements to be observed by the institutions when establishing its Social, Environmental and Climate Responsibility Policy (PRSAC) The new risk management rules focus on addressing the possibility of losses for financial institutions The proposal redefines social risk, relating it to practices that violate fundamental rights or collective interests, and environmental risk, associating the concept with acts of environmental degradation In addition, the concepts of transition climate risk, related to the transition to a low carbon economy, and physical climate risk, related to the increasingly frequent occurrence of extreme environmental conditions, were introduced The integration of these risks with the management of traditional risks (credit, market, liquidity and operational) is reinforced, with minimum criteria to be observed by financial institutions Obligations such as the inclusion of social, environmental and climatic risks in the Risk Appetite Statement (RAS) and in the stress testing program also will start to be applied more directly, with the explicit determination for more complex institutions to carry out analysis of scenarios considering hypotheses of climate change and transition to a low carbon economy Other innovations are the monitoring of the institution’s reputation and of possible concentrations in economic sectors or geographic regions most susceptible to social, environmental and climatic damage A document, that must be prepared by the financial institutions in accordance with the new rules referring to the PRSAC, will focus on the institution´s positive contribution on the topic, through the establishment of guidelines that orient its business and its relationship with customers, suppliers, the internal community and other stakeholders The requirements for implementing actions have been improved with a view to the effectiveness of PRSAC, with the strengthening of the governance structure and the requirements for the disclosure of information to the external public Public Consultation No 85/2021 will be available for comments until June 5, 2021 on the Central Bank website Changes to the regulations applicable to payment arrangements On April 22, 2021, the Central Bank issued Resolution No 89, which amended Circular No 3,682 to promote changes to the rules applicable to payment arrangements The objectives of the amendments are, in addition to modernizing regulation on the matter, (i) reducing the regulatory cost on smaller arrangements or arrangements that serve specific markets, (ii) improving the rules for settlement of prepayment of arrangements receivables and (iii) giving equal treatment to agents who perform similar activities in open-loop payment arrangements The Resolution redefines the volume thresholds so that arrangements are part of the Brazilian Payment System (Sistema de Pagamentos Brasileiro or “SPB”), increasing said thresholds from R$500 million in total transaction amounts and/or R$25 million in accumulated payment transactions in the last twelve months to R$20 billion in total transaction amounts and/or R$100 million in accumulated payment transactions in the last twelve months, so that only those of a larger size remain subject to authorization, regulation and supervision by the Central Bank The rule also changes the definition of a limited-purpose arrangement to the effect that, if an arrangement operates in specific market segments, they should also do not be a part of the SPB and, therefore, should be outside the scope of the Central Bank´s supervision The rule, however, reserves to the Central Bank the prerogative to bring an arrangement into the regulatory scope that, due to the evolution of its scope, no longer satisfies the conditions for classification in the specific purpose classification Resolution No 89 also no longer requires prior authorization for closed-loop payment arrangements if the underlying payment institution has already been authorized to operate by the Central Bank Resolution No 89 entered into effect on May 3, 2021 Public consultation on ESG reporting standards for financial institutions On April 26, 2021, the Central Bank launched Public Consultation No 86/2021, which includes a normative proposal that establishes rules for the disclosure of information on social, environmental and climatic risks by the institutions of the National Financial System (SFN)

The proposal, inspired by the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), a task force created in 2015 by the Financial Stability Committee (FSB), is one of the regulatory deliverables agreed under the “Sustainability” pillar of Agenda BC # and will be implemented in Brazil in two phases In the first phase, covering qualitative aspects, the focus is on the dissemination of clear, consistent and comparable information on governance, strategies and management of social, environmental and climatic risks The second phase, scheduled for 2022, will establish the mandatory disclosure of quantitative information (goals and metrics) Institutions that use indicators in the management of social, environmental and climate risks will be able to opt for disclosure in this first phase, under the terms of the proposal in public consultation The information should be disclosed in a standardized report, called “GRSAC Report”, obeying proportionality criteria based on the size and complexity of the institutions, which brings benefits in terms of consistency and comparability of information between different institutions Compared to the TCFD recommendations, whose only focus is the dissemination of information on climatic aspects, the scope of the proposal in public consultation was expanded to also encompass social and environmental issues, condensed in the acronym ESG (Environmental, Social and Governance), recognizing the importance of the theme for the country and for the SFN The normative proposal complements Public Consultation No 85/2021, by requiring the disclosure of information based on the new definitions and requirements established for the management of social, environmental and climatic risks The public consultation will be available until June 5, 2021 on the Central Bank website Public Consultation on withdrawal services through Pix On May 10, 2021, the Central Bank launched Public Consultation No 87/2021, which contains a draft resolution to create two new services related to the Central Bank’s instant payments arrangement (“Pix”): Pix Saque and Pix Troco Both services will allow cash withdrawals through Pix The difference between them is that Pix Saque is a transaction exclusively for withdrawals, while Pix Troco is associated with a purchase or rendering of services The services may be made available by withdrawal agents by entering into an agreement with a financial or payment institution participating in the Pix Withdrawal agents can be merchants or companies of the most diverse types, or even institutions specializing in the offer of withdrawal services, such as the entities that offer 24h ATM services Pix Saque may also be offered by financial institutions in general in their own ATM networks According to the draft resolution included in the Public Consultation, end users will have four free withdrawals per month, either using Pix Saque or Pix Troco As of the fifth withdrawal, the financial or payment institutions holding the user’s account may charge a fee for the e-withdrawal Users may not be charged directly by the withdrawal agents

The Central Bank will define the maximum amount that the user can withdraw per day, initially stipulated at R$500 00 Observing this maximum limit, the participating institutions of Pix and the withdrawal agents will set forth in a bilateral agreement the conditions for the provision of the service Merchants and other withdrawal agents will be free to decide if they want to offer only Pix Saque, only Pix Troco or both; and the days and periods they intend to make the service available; among others matters Pix Saque and Pix Troco are expected to become available for consumers in the second semester of 2021, upon the conclusion of the Public Consultation The user experience will be identical to that of a payment via Pix: the user will scan a QR Code, authenticate the payment and order the transfer The difference is that, instead of receiving a product or service in return, the user will receive the corresponding amount in cash Any customer who has an account with one of the participating Pix institutions will be able to use the services Public Consultation No 87/2021 will be available for comments in the Central Bank’s website until June 9, 2021

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized Date: May 17, 2021 Itaú Unibanco Holding S A By: /s/ Name: Milton Maluhy Filho Title: Chief Executive Officer By: /s/ Name: Alexsandro Broedel Title: Chief Financial Officer

FINANCIAL STATEMENTS

Itaú Unibanco Holding S.A. and its subsidiaries Consolidated financial statements at March 31, 2021 and report on review

Report on review of consolidated financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Introduction
We have reviewed the accompanying consolidated balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries (“Bank”) as at March 31, 2021 and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory notes.
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Accounting Standard (IAS) 34—“Interim Financial Reporting” issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these consolidated financial statements based on our review. Scope of review
We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410—“Review of Interim Financial Information Performed by the Independent Auditor of the Entity” and ISRE 2410—“Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, respectively). A review of financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at March 31, 2021, and the consolidated financial performance and its consolidated cash flows for the three-month period then ended, in accordance with IAS 34. 2 PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

Itaú Unibanco Holding S.A.
Other matters
Statement of added value
The consolidated financial statements referred to above include the consolidated statement of added value for the three-month period ended at March 31, 2021. This statement is the responsibility of the Bank’s management and is presented as supplementary information. This statement has been subjected to review procedures performed together with the review of the consolidated financial statements for the purpose of concluding whether they are reconciled with the consolidated financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in the accounting standard CPC 09—“Statement of Value Added”. Based on our review, nothing has come to our attention that causes us to believe that this consolidated statement of added value has not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that it is consistent with the consolidated financial statements taken as a whole.
São Paulo, May 3, 2021
PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5
Emerson Laerte da Silva Contador CRC 1SP171089/O-3
3

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet
(In millions of Reais)
Assets Note 03/31/2021 12/31/2020
Cash                39,369                 46,224
Financial Assets    1,859,873                1,851,322 At Amortized Cost                1,268,601                1,275,799
Compulsory deposits in the Central Bank of Brazil                91,317                90,059 Interbank deposits 4                73,291                55,685 Securities purchased under agreements to resell 4                180,690                239,943 Securities 9                135,477                129,804 Loan and lease operations 10                742,123                714,104 Other financial assets 18a                91,293                93,255 (-) Provision for Expected Loss 4, 9 and 10                (45,590)                (47,051)
At Fair Value Through Other Comprehensive Income                101,796                109,942
Securities 8                101,796                109,942
At Fair Value Through Profit or Loss                489,476                465,581
Securities 5                414,238                389,071 Derivatives 6 and 7                75,226                76,504 Other financial assets 18a                 12                6 Investments in associates and joint ventures 11                15,831                15,570 Fixed assets, net 13                6,897                6,937 Goodwill and Intangible assets, net 14                18,059                17,330
Tax assets                66,407                66,095
Income tax and social contribution—current                3,603                3,547 Income tax and social contribution—deferred 24b                57,837                56,583 Other                4,967                5,965 Other assets 18a                16,781                15,773
Total assets    2,023,217                2,019,251
The accompanying notes are an integral part of these consolidated financial statements.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.1

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet
(In millions of Reais)

Liabilities and stockholders' equity	Note	03/31/2021	12/31/2020
Financial Liabilities		**1,572,584**	**1,579,686**
At Amortized Cost		**1,494,207**	**1,495,641**
Deposits	15	821,379	809,010
Securities sold under repurchase agreements	17a	254,278	273,364
Interbank market funds	17b	160,500	156,035
Institutional market funds	17c	144,255	138,308
Other financial liabilities	18b	113,795	118,924
At Fair Value Through Profit or Loss		**73,854**	**79,653**
Derivatives	6 and 7	73,714	79,505
Structured notes	16	129	143
Other financial liabilities	18b	11	5
Provision for Expected Loss	**10**	**4,523**	**4,392**
Loan commitments		3,597	3,485
Financial guarantees		926	907
Provision for insurance and private pensions	27c	218,023	221,000
Provisions	29	20,734	19,819
Tax liabilities	**24c**	**5,091**	**5,710**
Income tax and social contribution - current		1,871	2,878
Income tax and social contribution - deferred	24b	299	421
Other		2,921	2,411
Other liabilities	18b	47,011	38,511
Total liabilities		**1,863,443**	**1,864,726**
Capital	19a	97,148	97,148
Treasury shares	19a	(533)	(907)
Capital reserves	19c	2,024	2,326
Revenue reserves	19c	52,066	47,347
Other comprehensive income		(3,450)	(2,921)
Total stockholders' equity attributed to the owners of the parent company		**147,255**	**142,993**
Non-controlling interests	19d	12,519	11,532
Total stockholders' equity		**159,774**	**154,525**
Total liabilities and stockholders' equity		**2,023,217**	**2,019,251**

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.2

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income
Periods ended
(In millions of Reais, except for number of shares and earnings per share information)

	Note	01/01 to 03/31/2021	01/01 to 03/31/2020
Operating Revenues		**28,273**	**13,972**
Interest and similar income	21a	29,974	35,309
Interest and similar expenses	21b	(15,334)	(29,744)
Income of Financial Assets and Liabilities at Fair Value through Profit or Loss	21c	5,364	(9,068)
Foreign exchange results and exchange variations in foreign transactions		(2,904)	6,051
Commissions and Banking Fees	22	9,803	10,082
Income from insurance and private pension operations before claim and selling expenses		**1,095**	**1,135**
Revenues from insurance premiuns and private pensions		3,466	4,231
Change in provision for insurance and private pension		(2,371)	(3,096)
Other income		275	207
Expected Loss from Financial Assets and Claims		**(2,017)**	**(10,083)**
Expected Loss with Loan and Lease Operations	10c	(2,174)	(9,265)
Expected Loss with Other Financial Asset, net		513	(489)
(Expenses) / Recovery of claims		(356)	(329)
Operating Revenues Net of Expected Losses from Financial Assets and Claims		**26,256**	**3,889**
Other operating income (expenses)		**(17,718)**	**(13,176)**
General and administrative expenses	23	(16,455)	(12,906)
Tax expenses		(1,700)	(560)
Share of profit or (loss) in associates and joint ventures	11	437	290
Income / (loss) before income tax and social contribution		**8,538**	**(9,287)**
Current income tax and social contribution	24a	(3,338)	(4,048)
Deferred income tax and social contribution	24a	1,020	17,013
Net income / (loss)		**6,220**	**3,678**
Net income attributable to owners of the parent company	25	5,684	3,459
Net income attributable to non-controlling interests	19d	536	219
Earnings per share - basic	25		
Common		0.58	0.35
Preferred		0.58	0.35
Earnings per share - diluted	25		
Common		0.58	0.35
Preferred		0.58	0.35
Weighted average number of outstanding shares - basic	25		
Common		4,958,290,359	4,958,290,359
Preferred		4,810,249,528	4,792,863,835
Weighted average number of outstanding shares - diluted	25		
Common		4,958,290,359	4,958,290,359
Preferred		4,840,038,363	4,820,538,297

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.3

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Comprehensive Income Periods ended
(In millions of Reais)
01/01 to 01/01 to Note 03/31/2021 03/31/2020 Net income                6,220                3,678 Financial assets at fair value through other comprehensive income                (1,494)                (1,378)
Change in fair value                (2,965)                (2,655) Tax effect                1,212                1,124 (Gains) / losses transferred to income statement                 471                 279 Tax effect                 (212)                 (126)
Hedge                 (394)                (2,358) Cash flow hedge 7                 638                 305
Change in fair value                1,208                 583 Tax effect                 (570)                 (278)
Hedge of net investment in foreign operation 7                (1,032)                (2,663)
Change in fair value                (1,972)                (4,908) Tax effect                 940                2,245
Remeasurements of liabilities for post-employment benefits (*)                2                11
Remeasurements 26                2                18 Tax effect                —                (7)
Foreign exchange variation in foreign investments                1,357                3,252 Total other comprehensive income                 (529)                 (473) Total comprehensive income                5,691                3,205 Comprehensive income attributable to the owners of the parent company                5,155                2,986 Comprehensive income attributable to non-controlling interests                 536                 219
(*) Amounts that will not be subsequently reclassified to income.
The accompanying notes are an integral part of these consolidated financial statements.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.4

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Changes in Stockholders' Equity (Notes 19 and 20)
Periods ended March 31, 2021 and 2020
(In millions of Reais)

	Attributed to owners of the parent company											
						Other comprehensive income				Total stockholders' equity – owners of the parent company	Total stockholders' equity – non-controlling interests	Total
	Capital	Treasury shares	Capital reserves	Revenue reserves	Retained earnings	Financial Assets at Fair Value Through Other Comprehensive Income [(1)]	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – hedge [(2)]			
Balance at 01/01/2020	**97,148**	**(1,274)**	**1,979**	**43,022**	**-**	**700**	**(1,339)**	**2,224**	**(5,535)**	**136,925**	**12,540**	**149,465**
Transactions with owners	**-**	**362**	**(308)**	**-**	**-**	**-**	**-**	**-**	**-**	**54**	**1,464**	**1,518**
Result of delivery of treasury shares	-	362	200	-	-	-	-	-	-	562	-	562
Recognition of share-based payment plans	-	-	(508)	-	-	-	-	-	-	(508)	-	(508)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	1,464	1,464
Dividends	-	-	-	404	(850)	-	-	-	-	(446)	(514)	(960)
Dividends / Interest on capital - declared after previous period	-	-	-	(9,811)	-	-	-	-	-	(9,811)	-	(9,811)
Unclaimed dividends and Interest on capital	-	-	-	-	39	-	-	-	-	39	-	39
Other [(3)]	-	-	-	61	-	-	-	-	-	61	-	61
Total comprehensive income	**-**	**-**	**-**	**-**	**3,459**	**(1,378)**	**11**	**3,252**	**(2,358)**	**2,986**	**219**	**3,205**
Net income	-	-	-	-	3,459	-	-	-	-	3,459	219	3,678
Other comprehensive income for the period	-	-	-	-	-	(1,378)	11	3,252	(2,358)	(473)	-	(473)
Appropriations:												
Legal reserve	-	-	-	94	(94)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	2,554	(2,554)	-	-	-	-	-	-	-
Balance at 03/31/2020	**97,148**	**(912)**	**1,671**	**36,324**	**-**	**(678)**	**(1,328)**	**5,476**	**(7,893)**	**129,808**	**13,709**	**143,517**
Change in the period	**-**	**362**	**(308)**	**(6,698)**	**-**	**(1,378)**	**11**	**3,252**	**(2,358)**	**(7,117)**	**1,169**	**(5,948)**
Balance at 01/01/2021	**97,148**	**(907)**	**2,326**	**47,347**	**-**	**848**	**(1,531)**	**6,854**	**(9,092)**	**142,993**	**11,532**	**154,525**
Transactions with owners	**-**	**374**	**(302)**	**-**	**-**	**-**	**-**	**-**	**-**	**72**	**538**	**610**
Result of delivery of treasury shares	-	374	192	-	-	-	-	-	-	566	-	566
Recognition of share-based payment plans	-	-	(494)	-	-	-	-	-	-	(494)	-	(494)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	538	538
Dividends	-	-	-	-	(439)	-	-	-	-	(439)	(87)	(526)
Interest on capital	-	-	-	-	(994)	-	-	-	-	(994)	-	(994)
Reversal of Dividends or Interest on capital - declared after previous period	-	-	-	166	-	-	-	-	-	166	-	166
Unclaimed dividends and Interest on capital	-	-	-	-	73	-	-	-	-	73	-	73
Other [(3)]	-	-	-	229	-	-	-	-	-	229	-	229
Total comprehensive income	**-**	**-**	**-**	**-**	**5,684**	**(1,494)**	**2**	**1,357**	**(394)**	**5,155**	**536**	**5,691**
Net income	-	-	-	-	5,684	-	-	-	-	5,684	536	6,220
Other comprehensive income for the period	-	-	-	-	-	(1,494)	2	1,357	(394)	(529)	-	(529)
Appropriations:												
Legal reserve	-	-	-	270	(270)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	4,054	(4,054)	-	-	-	-	-	-	-
Balance at 03/31/2021	**97,148**	**(533)**	**2,024**	**52,066**	**-**	**(646)**	**(1,529)**	**8,211**	**(9,486)**	**147,255**	**12,519**	**159,774**
Change in the period	**-**	**374**	**(302)**	**4,719**	**-**	**(1,494)**	**2**	**1,357**	**(394)**	**4,262**	**987**	**5,249**

(1) Includes the share in other comprehensive income of investments in associates and joint ventures related to financial assets at fair value through other comprehensive income.

(2) Includes cash flow hedge and hedge of net investment in foreign operation.

(3) Includes Argentina´s hyperinflation adjustment.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.5

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

	Note	01/01 to 03/31/2021	01/01 to 03/31/2020
Adjusted net income		**20,003**	**22,145**
Net income		6,220	3,678
Adjustments to net income:		**13,783**	**18,467**
Share-based payment		(438)	(439)
Adjustments to fair value of financial assets through Profit or Loss and Derivatives		683	17
Effects of changes in exchange rates on cash and cash equivalents		12,106	10,131
Expected Loss from Financial Assets and Claims		2,017	10,083
Income from interest and foreign exchange variation from operations with subordinated debt		6,885	14,555
Provision for insurance and private pension		2,371	3,096
Depreciation and amortization	13 and 14	974	886
Expense from update / charges on the provision for civil, labor, tax and legal obligations		222	242
Provision for civil, labor, tax and legal obligations		1,402	705
Revenue from update / charges on deposits in guarantee		(73)	(100)
Deferred taxes (excluding hedge tax effects)	24b	1,374	(2,634)
Income from share in the net income of associates and joint ventures and other investments		(437)	(290)
Income from Financial assets - At fair value through other comprehensive income		471	279
Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income		(9,730)	(12,007)
Income from Interest and foreign exchange variation of financial assets at amortized cost		(4,702)	(5,924)
(Gain) loss on sale of investments and fixed assets		(95)	(121)
Other	23	753	(12)
Change in assets and liabilities		**(32,892)**	**8,061**
(Increase) / decrease in assets			
Interbank deposits		(15,808)	(17,583)
Securities purchased under agreements to resell		43,765	(60,651)
Compulsory deposits with the Central Bank of Brazil		(1,258)	23,476
Loan operations		(31,114)	(59,021)
Derivatives (assets / liabilities)		(4,548)	458
Financial assets designated at fair value through profit or loss		(25,815)	(8,147)
Other financial assets		2,035	(9,212)
Other tax assets		942	169
Other assets		(666)	(15,534)
(Decrease) / increase in liabilities			
Deposits		12,369	99,690
Deposits received under securities repurchase agreements		(19,086)	41,823
Funds from interbank markets		4,465	13,272
Funds from institutional markets		4,276	15,757
Other financial liabilities		(5,129)	(11,594)
Financial liabilities at fair value throught profit or loss		(14)	-
Provision for insurance and private pension		(5,704)	(9,528)
Provisions		4,022	944
Tax liabilities		(853)	(2,114)
Other liabilities		8,465	9,446
Payment of income tax and social contribution		(3,236)	(3,590)
Net cash from / (used in) operating activities		**(12,889)**	**30,206**
Dividends / Interest on capital received from investments in associates and joint ventures		8	20
Cash from the sale of financial assets - At fair value through other comprehensive income		20,692	9,314
Cash upon sale of investments in associates and joint ventures		95	-
Cash upon sale of fixed assets	13	86	192
Mutual rescission of intangible assets agreements		68	-
(Purchase) of financial assets at fair value through other comprehensive income		(7,364)	(9,106)
(Purchase) / redemptions of financial assets at amortized cost		(870)	(103)
(Purchase) of investments in associates and joint ventures		(15)	-
(Purchase) of fixed assets	13	(298)	(289)
(Purchase) of intangible assets	14	(940)	(957)
Net cash from / (used in) investment activities		**11,462**	**(929)**
Funding from institutional markets		2,728	3,149
Redemptions in institutional markets		(7,942)	(911)
Change in non-controlling interests stockholders		493	1,277
Result of delivery of treasury shares		510	493
Dividends and interest on capital paid to non-controlling interests		(42)	(327)
Dividends and interest on capital paid		(2,762)	(9,795)
Net cash from / (used in) financing activities		**(7,015)**	**(6,114)**
Net increase / (decrease) in cash and cash equivalents	**2.4c**	**(8,442)**	**23,163**
Cash and cash equivalents at the beginning of the period		105,823	70,811
Effects of changes in exchange rates on cash and cash equivalents		(12,106)	(10,131)
Cash and cash equivalents at the end of the period		**85,275**	**83,843**
Cash		39,369	38,275
Interbank deposits		5,686	3,355
Securities purchased under agreements to resell - Collateral held		40,220	42,213
Additional information on cash flow (Mainly Operating activities)			
Interest received		26,769	34,253
Interest paid		20,474	36,869
Non-cash transactions			
Loans transferred to assets held for sale		-	-
Dividends and interest on capital declared and not yet paid		1,417	547

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.6

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Added Value
(In millions of Reais)
01/01 to 01/01 to 03/31/2021 03/31/2020 Income                44,340                48,390
Interest and similar                34,828                46,720 Commissions and Banking Fees                9,803                10,082 Income from insurance and private pension operations before claim                1,095                1,135 Expected Loss with Other Financial Assets                (1,661)                (9,754) Other                 275                 207
Expenses                (17,811)                 (31,773)
Interest and similar                (15,334)                (29,744) Other                (2,477)                (2,029)
Inputs purchased from third parties                (5,343)                (3,985)
Materials, energy and others                 (89)                 (68) Third party services                (1,238)                (1,137)
Other                (4,016)                 (2,780)
Data processing and telecommunications                (962)                (921) Advertising, promotions and publication                 (252)                (261) Installations                (242)                (401) Transportation                 (68)                 (94) Security                 (184)                (172) Travel expenses                (9)                 (52) Other                (2,299)                (879)
Gross added value                21,186                12,632 Depreciation and amortization                (1,307)                (1,211) Net added value produced by the company                19,879                11,421 Added value received through transfer—Results of equity method                 437                 290 Total added value to be distributed                20,316                11,711 Distribution of added value                20,316                11,711 Personnel                6,878                5,335
Direct compensation                5,518                4,075 Benefits                1,115                1,056
FGTS – government severance pay fund                 245                 204
Taxes, fees and contributions                7,091                2,657
Federal                6,710                 2,263 Municipal                 381                 394
Return on third parties’ capital—Rent                 127                41
Other                 127                41
Return on capital                6,220                3,678
Dividends and interest on capital                1,433                 850 Retained earnings attributable to controlling shareholders                4,251                2,609 Retained earnings attributable to non-controlling shareholders                 536                 219
The accompanying notes are an integral part of these financial statements.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.7

ITAÚ UNIBANCO HOLDING S.A.
Notes to the Consolidated Financial Statements
At 03/31/2021 and 12/31/2020 for balance sheet accounts and from 01/01 to 03/31 of 2021 and 2020 for income statement accounts
(In millions of Reais, except information per share)
Note 1—Overview
Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.
ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Banking, Wholesale Banking, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30.
ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i)
Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira
Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares.
These consolidated financial statements were approved by the Board of Directors on May 03, 2021.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.8

Note 2 – Significant accounting policies
2.1. Basis of preparation
The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).
These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements.
In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC).
The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added; however, the IFRS do not require the presentation of said statement. As a consequence, under IFRS, this statement is presented as supplementary information, without prejudice to the set of Financial Statements.
Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING.
2.2. New accounting standards changes and interpretations of existing standards
a) Accounting standards applicable for period ended March 31, 2021
• Interest Rate Benchmark Reform (IBOR Reform) Phase II—Amendments to IFRS 4 – Insurance Contracts, IFRS7 – Financial Instruments: Disclosures, IFRS 9 – Financial Instruments, IFRS 16 – Leases and IAS 39 – Financial Instruments: Recognition and Measurement: Phase II of the inter-bank offered rates reform used as market benchmarks (IBOR). The amendments are summarized as:
• Changes in financial assets and liabilities: Practical expedient that allows to replace, as a consequence of the reform, the effective interest rate of a financial asset or financial liability with a new economically equivalent rate, without derecognition of the contract;
• Hedge accounting: End of exemptions for evaluating the effectiveness of hedge relationships (Phase I) with recognition in Profit or Loss of the ineffective portion, creation of sub-portfolios to segregate contracts with the amended rates for hedges of group items, 24-month term for identification and segregation of new risk based on changes in interest rates, and updates of hedge documentation;
• Disclosure: Requirements about the disclosure of risks to which the entity is exposed by the reform, risk management and evolution of the IBORs transition.
These amendments are effective for years beginning on January 1st, 2021. ITAÚ UNIBANCO HOLDING is exposed mainly to Libor and Euribor rates in hedge accounting structures and financial assets and liabilities, including derivatives. Agreements linked to IBORs facing extinction will be (i) updated to an alternative rate plus spread; or (ii) settled in advance should there be no agreement between the parties. The main risks identified by IBOR Reform are:
• Change in the hierarchy level for measuring the fair value of contracts that remain referenced in IBORs under extinction due to the expectation of reduction in the liquidity of these contracts;
• Effect as a result of the change of financial instruments in which the renegotiated cash flows are not economically equivalent to the original cash flows; and
• Early settlement of contracts where there is no agreement between the parties.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.9

To mitigate the risks associated with IBOR Reform in standardized agreements, ITAÚ UNIBANCO HOLDING will assume the update of rates made by the respective clearing houses with the accretion of a spread so that the restated cash flows are economically equivalent to the original cash flows. The fallback clauses protocols suggested by international self-regulatory entities (International Swaps and Derivatives Association—ISDA) will be adopted. For the other agreements will be negotiated between the parties seeking to approach the model adopted for standardized agreements and they will be adjusted gradually until the end of 2021, date on which the market expects the end of disclosures of IBORs. Accordingly, ITAÚ UNIBANCO HOLDING does not expect significant impacts resulting from the IBOR Reform.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.10

b) Accounting standards recently issued and applicable in future periods
• IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation:
• General Model: applicable to all contracts without direct participation features;
• Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months or when it produces results similar to those that would be obtained if the general model was used. It is more simplified than the general model;
• Variable Fee Approach: applicable to insurance contracts with direct participation features, the insurance contracts which are substantially investment related service contracts under which an entity promises an investment return based on underlying items.
Insurance contracts must be recognized based on an analysis of four components:
• Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows;
• Risk Adjustment: estimate of offset required for differences that may occur between cash flows;
• Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract;
• Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows.
This standard is effective for annual periods beginning January 1st, 2023. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force.
2.3. Critical accounting estimates and judgments
The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING are related to the following topics:
Topic Notes
Consolidation Note 2.3 (a) and Note 3 Fair value of financial instruments Note 2.3 (b) and Note 28
Effective interest rate Note 2.3 (c), Notes 5, 8, 9 and 10 Change to financial assets Note 2.3 (d), Notes 5, 8, 9 and 10 Transfer and write-off of financial assets Note 2.3 (e), Notes 5, 8, 9 and 10 Expected credit loss Note 2.3 (f), Notes 8, 9, 10 and 32 Goodwill impairment Note 2.3 (g) and Note 14 Deferred income tax and social contribution Note 2.3 (h) and Note 24 Defined benefit pension plan Note 2.3 (i) and Note 26 Provisions, contingencies and legal liabilities Note 2.3 (j) and Note 29 Technical provisions for insurance and private pension Note 2.3 (k) and Note 27
a) Consolidation
Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist.
The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.
b) Fair value of financial instruments not traded in active markets, including derivatives
The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.11

conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded.
The methodologies used to estimate the fair value of certain financial instruments are described in Note 28.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.12

c) Effective interest rate
For the calculation of the effective interest rate, the ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but without consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.
Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied (taking into account the expected credit loss) to the amortized cost of the financial asset.
d) Modification of financial assets
The factors used to determine whether has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, change to contractual cash flows and significant extensions of the term of the transaction due to the debtor’s financial constraints, significant changes to the interest rate and changes to the currency in which the transaction is denominated.
e) Transfer and write-off of financial assets
When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income.
Thus, financial assets are written off, either totally or partially, when there is no reasonable expectation of recovering a financial asset or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of ownership and said transfer is qualified to be written off.
f) Expected credit loss
The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain client’s credit condition or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet.
The main assumptions are:
• Term to maturity: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed a financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options.
• Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. Main prospective information used to determine the expected loss is related to Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and retail sales.
• Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected.
• Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in phases, considering the projection based on economic variables.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.13

• Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly since the initial recognition using relative and absolute triggers (indicators), which consider delay and the probability of default (PD) by product and by country. ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was contracted, considering the following objective criteria as minimum factors:
• Stage 1 to stage 2: default exceeding 30 days, except for payroll loans for government agency, which are recognized is made after 45 days in arrears;
• Stage 2 to stage 3: default exceeding 90 days, except for the mortgage loan portfolio, for which arrears of 180 days is a parameter for stage migration.
ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors.
• Brazilian and foreign government securities are considered to have low credit risk, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING and therefore they remain in stage 1.
Details on the expected credit loss are in Note 32.
g) Goodwill impairment
The review of goodwill due to impairment reflects the Management’s best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. These flows are subject to market conditions and uncertain factors, as follows:
• Cash flows projected for periods of available forecasts and long-term assumptions for these flows;
• Discount rates, since they generally reflect financial and economic variables, such as the risk-free interest rate and a risk premium.
Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment.
h) Deferred income tax and social contribution
Deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24.
i) Defined benefit pension plan
The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities.
The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 26.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.14

j) Provisions, contingencies and legal liabilities
ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.
Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.
Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Additional information is described in Note 29.
k) Technical provisions for insurance and private pension
Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans).
The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.
The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27.
2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries
In accordance with IFRS 10—Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control.
In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.15

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital.

	Functional currency (1)	Incorporation country	Activity	Interest in voting capital %		Interest in total capital %	
				03/31/2021	12/31/2020	03/31/2021	12/31/2020
In Brazil							
Banco Itaú BBA S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú CorpBanca Colombia S.A.	Colombian peso	Colombia	Financial institution	34.16%	34.16%	34.16%	34.16%
Banco Itaú (Suisse) S.A.	Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.	Argentinian peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	Real	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca (2)	Chilean peso	Chile	Financial institution	39.22%	39.22%	39.22%	39.22%

(1) All overseas offices of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US dollar.
(2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders' agreement.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.16

II. Business combinations
In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business.
The acquisition method is used to account for business combinations, except for those classified as under common control.
Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as bargain purchase gain and the amount will be recognized directly in income.
III. Goodwill
Goodwill is not amortized, but its recoverable value is assessed semi-annually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGUs) and the estimate of its fair value less the cost to sell and/or its value in use.
To determine this estimate, ITAÚ UNIBANCO HOLDING adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate.
The units or Cash Flow Generating Units are identified at the lowest level in which goodwill is monitored for internal Management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment.
The breakdown of intangible assets is described in Note 14.
IV. Capital Transactions with non-controlling stockholders
Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders’ equity.
b) Foreign currency translation
I. Functional and presentation currency
The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency as the currency of the primary economic environment in which the entity operates.
II. Foreign currency operations
Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedge of net investment in foreign operations, which are recognized in stockholders’ equity.
c) Cash and cash equivalents
Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.17

d) Financial assets and liabilities
Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value.
I—Classification and measurement of financial assets
Financial assets are classified in the following categories:
• Amortized cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest;
• Fair value through other comprehensive income: used when financial assets are held both for obtaining contractual cash flows, consisting solely by payments of principal and interest, and for sale;
• Fair value through profit or loss: used for financial assets that do not meet the aforementioned criteria.
The classification and subsequent measurement of financial assets depend on:
• The business model under which they are managed;
• The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test).
Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management.
When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required.
SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss.
Amortized cost
Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments made under the effective interest method, less amortization of principal and interest, and any provision for expected credit loss.
Fair value
Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market players on the measurement date.
ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process.
Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28.
The adjustment to fair value of financial assets and liabilities is recognized:
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• In stockholders’ equity for financial assets and liabilities measured at fair value through other comprehensive income; and
• In the Consolidated Statement of Income, under the heading Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, for the other financial assets and liabilities.
Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Interest and similar income and Income of Financial Assets and Liabilities at Fair Value through Profit or Loss. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Interest and similar income when it is probable that ITAÚ UNIBANCO
HOLDING’s right to receive such dividends is assured.
Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date.
Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability.
Equity instruments
An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units.
ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income as Interest and similar income, when ITAÚ UNIBANCO HOLDING’s right to receive them is assured.
Gains and losses on equity instruments measured at fair value through profit or loss are accounted in the Consolidated Statement of Income.
Expected credit loss
ITAÚ UNIBANCO HOLDING makes a forward-looking assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts:
• Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive;
• Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive;
• Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover.
ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk.
• Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated;
• Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated which are not credit impaired when originated or purchased but for which credit risk has increased significantly; and
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• Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets which are credit impaired when purchased or originated. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate to amortized cost (net of provision) rather than to the gross carrying amount.
An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial asset.
Macroeconomic scenarios
Forward-looking information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require.
Additional information is described in Note 32.
Modification of contractual cash flows
When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset.
If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk.
ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial asset, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income.
The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32.
Derecognition of financial assets
Financial assets are derecognized when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control should be assessed to determine the continuous involvement related to the transaction.
If there is a retention of risks and benefits, the financial asset continues to be recorded and a liability is recognized for the consideration received.
II – Classification and measurement of financial liabilities
Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for:
• Financial liabilities at fair value through profit or loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value
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through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies.
• Loan commitments and financial guarantees: see details in Note 2.4d Vll.
Derecognition and modification of financial liabilities
ITAÚ UNIBANCO HOLDING derecognises a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires.
A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized.
A substantial change to contractual terms occurs when the discounted present value of cash flows under the new terms, including any fees paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of the remaining cash flow of the original financial liabilities.
III – Securities purchased under agreements to resell
ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements) and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively.
The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method.
The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold.
IV—Derivatives
All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.
The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss.
When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if:
(i) their characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of a derivative; and (iii) the underlying instrument is not booked at fair value through profit or loss.
These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities.
ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item.
At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents the relationship between the hedging instrument and the hedged items, as well as its risk management objective and
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strategy. The hedge is assessed on an ongoing basis to determine if it has been highly effective throughout all periods of the Financial Statements for which it was designated.
IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7.
Fair value hedge
The following practices are adopted for these operations:
a) The gain or loss arising from the remeasurement of the hedging instrument at fair value is recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income.
When a derivative expires or is sold or a hedge no longer meets the hedge accounting criteria or in the event the designation is revoked, the hedge accounting must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income.
Cash flow hedge
For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the practices are:
a) The effective portion of gains or losses on derivatives is recognized directly in Other comprehensive income – Cash flow hedge;
b) The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income.
Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recognized in the caption Income of financial assets and Liabilities at fair value through profit or loss at the same time that the corresponding income or expense item of the financial hedge item affects income. For non-financial hedge items, the amounts originally recognized in Other comprehensive income are included in the initial cost of the corresponding asset or liability.
When a derivative expires or is sold, when hedge accounting criteria are no longer met or when the entity revokes the hedge accounting designation, any cumulative gain or loss existing in Other comprehensive income will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur.
Hedge of net investments in foreign operations
The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge:
a) The portion of gain or loss on the hedging instrument determined as effective is recognized in Other comprehensive income; b) The ineffective portion is recognized in income.
Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in Other comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold.
V—Loan operations
ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized.
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VI – Premium bonds plans
In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9.
Revenue from premium bonds plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse.
VII – Loan commitments and financial guarantees
ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Commissions and Banking Fees.
After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss.
e) Investments in associates and joint ventures
I – Associates
Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.
II – Joint ventures
ITAÚ UNIBANCO HOLDING has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets.
ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in other comprehensive income of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures.
Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures entities are changed, as necessary, to ensure consistency with the policies adopted by ITAÚ UNIBANCO HOLDING.
If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.
f) Lessee operations
ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right-of-Use Assets, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses.
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The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and similar expenses in the Consolidated Statement of Income.
g) Fixed assets
Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13.
The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period.
ITAÚ UNIBANCO HOLDING reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined.
Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses.
h) Intangible assets
Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated.
Intangible assets may have definite or indefinite useful lives. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment.
ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined.
ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition.
A breakdown of intangible assets is given in Note 14.
i) Assets held for sale
Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale.
j) Income tax and social contribution
There are two components of the provision for income tax and social contribution: current and deferred.
The current component is approximately the total of taxes to be paid or recovered during the reporting period.
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Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end.
The income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through Other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments.
Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses.
To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2.4 n.
k) Insurance contracts and private pensions
Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other than those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred.
Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in
Brazil (“BRGAAP”).
Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk.
Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire.
Note 27 provides a detailed description of all products classified as insurance contracts.
Private pension plans
Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts.
Insurance premiums
Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage.
If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days.
Reinsurance
In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size,
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experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance.
ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract.
If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid.
Acquisition costs
Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract.
Insurance Contract Liabilities
Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels.
Liability Adequacy Test
ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date.
Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period.
The assumptions used to conduct the liability adequacy test are detailed in Note 27.
l) Post-employments benefits
ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees.
ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates.
Pension plans—Defined benefit plans
The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually using the projected unit credit method.
Pension plans—Defined contribution
For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counter-entry to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur.
Other post-employment benefit obligations
Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in
Stockholders’ equity, under Other comprehensive income, in the period in which they occur.
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m) Share-based payments
Share-based payments are booked for the value of equity instruments granted, which may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period of the right to exercise the instruments.
The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service commissions and fees and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time).
n) Provisions, contingent assets and contingent liabilities
Contingent assets and liabilities are possible rights and potential obligations arising from past events for which realization depends on uncertain future events.
Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability.
These contingencies are evaluated based on Management’s best estimates, and are classified as:
• Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions;
• Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded;
• Remote: which require neither a provision nor disclosure.
The amount of deposits in guarantee is adjusted in accordance with current legislation.
o) Capital
Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes.
p) Treasury shares
Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price.
Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date.
The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Capital Reserves. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Capital Reserves, at the average price of treasury shares at the cancellation date.
q) Dividends and interest on capital
Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors.
Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders’ equity in the consolidated financial statements.
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Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS.
Dividends and interest on capital are presented in Note 19.
r) Earnings per share
ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING.
Earnings per share are presented in Note 25.
s) Segment information
Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING.
ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Market + Corporation.
Segment information is presented in Note 30.
t) Commissions and Banking Fees
Commissions and Banking Fees is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) revenue recognition, when performance obligations agreed upon in agreements with clients are met. Incremental costs and costs to fulfill agreements with clients are recognized as an expense as incurred.
The main services provided by ITAÚ UNIBANCO HOLDING are:
• Credit and debit cards—refer mainly to fees charged by card issuers and acquirers for processing card transactions; annuities charged for the availability and management of credit card; and the rental of Rede machines.
• Current account services—substantially comprised of current account maintenance fees, according to each service package granted to the customer; transfers carried through TED/DOC; withdrawals from demand deposit account and money order.
• Economic, Financial and Brokerage Advisory - refer mainly to financial transaction structuring services; placement of securities, and intermediation of operations on stock exchanges.
Service revenues related to credit, debit, current account and economic, financial and brokerage advisory cards are recognized when said services are provided.
• Funds management—refers to fees charged for the management and performance of investment funds and consortia administration.
• Credit operations and financial guarantees provided—refer mainly to advance depositor fees; asset appraisal service; and commission on guarantees provided.
• Collection services—refer to collection and charging services.
Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided.
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Note 3 – Business development
Reduction of non-controlling interest in XP Inc.
On November 26, 2020, ITAÚ UNIBANCO HOLDING disclosed that the Board of Directors approved the partial spin-off of the investment in XP Inc. (XP INC) to a new company (XPart S.A.).
On December 2 and 17, 2020, ITAÚ UNIBANCO HOLDING sold 4.44% and 0.07%, respectively, of its investments in XP INC, through the public offering on the Nasdaq, giving rising to a result before taxes of R$ 3,996. Concurrently with the sales, XP INC completed a public offering (follow-on) which resulted in the dilution of the interest held by ITAÚ UNIBANCO HOLDING, which is now 41.00% of capital, giving rising to a result in XP INC primary subscription of R$ 545.
At the Extraordinary Stockholders’ Meeting held on January 31, 2021, the partial spin-off of the investment was decided in XP INC to XPart S.A. The XPart S.A. will be constituted by the portion of investment in XP INC and for the cash amount corresponding to R$ 10, and is subject to a favorable opinion from the regulatory authority obtained by the controllers for the completion of the operation. The percentage of XP INC’s capital to be held by XPart S.A. will be 40.52%, totaling R$ 9,371 on the base of December 31, 2020.
ITAÚ UNIBANCO HOLDING’s stockholders will then hold an ownership interest in XPart S.A. in the same number, type and proportion of the shares previously held by them in ITAÚ UNIBANCO HOLDING.
Itaú CorpBanca
Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block.
On September 10, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda, indirectly acquired additional ownership interest of 1.08% (5,558,780,153 shares) in the ITAÚ CORPBANCA’s capital for the amount of R$ 229, and now it holds 39.22%.
The effective acquisition and financial settlement occurred on September 14, 2020, after obtaining the regulatory authorizations.
Recovery do Brasil Consultoria S.A.
On December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., (ITAÚ UNIBANCO), entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. for acquisition of 89.08% of interest in capital of Recovery do Brasil Consultoria S.A. (RECOVERY), corresponding to total interest of RECOVERY’s parties, for the amount of R$ 735. On July 7, 2016 an additional interest of 6.92% was acquired from International Finance Corporation, for the amount of R$ 59, then holding 96% of its capital.
On May 26, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, acquired from International Finance Corporation an additional interest of 4% for the amount of R$ 20.7, then holding 100% of capital of RECOVERY.
The effective acquisition and financial settlement occurred on May 28, 2020.
Acquisition of Zup I.T. Serviços em Tecnologia e Inovação S.A.
On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (REDE), entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação S.A. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 52.96% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.29

Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required.

Note 4 - Interbank deposits and securities purchased under agreements to resell

	03/31/2021			12/31/2020		
	Current	Non-current	Total	Current	Non-current	Total
Securities purchased under agreements to resell [(1)]	**180,462**	**224**	**180,686**	**239,848**	**87**	**239,935**
Collateral held	44,411	224	44,635	63,087	87	63,174
Collateral repledge	**115,634**	**-**	**115,634**	**150,591**	**-**	**150,591**
Assets received as collateral with right to sell or repledge	14,942	-	14,942	20,367	-	20,367
Assets received as collateral without right to sell or repledge	100,692	-	100,692	130,224	-	130,224
Collateral sold	20,417	-	20,417	26,170	-	26,170
Interbank deposits	65,356	7,880	73,236	48,586	7,051	55,637
Total [(2)]	**245,818**	**8,104**	**253,922**	**288,434**	**7,138**	**295,572**

(1) The amounts of R$ 10,763 (R$ 11,119 at 12/31/2020) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil and the amounts of R$ 136,023 (R$ 176,760 at 12/31/2020) are pledged in guarantee of repurchase commitment transactions.

(2) Includes losses in the amounts of R$ (59) (R$ (56) at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.30

Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities

a) Financial assets at fair value through profit or loss - Securities are presented in the following table:

	03/31/2021			12/31/2020		
	Cost	Adjustments to Fair Value (in Income)	Fair value	Cost	Adjustments to Fair Value (in Income) [(2)]	Fair value
Investment funds	**11,052**	**(286)**	**10,766**	**15,407**	**(1,203)**	**14,204**
Brazilian government securities [(1a)]	**305,814**	**(865)**	**304,949**	**284,280**	**1,605**	**285,885**
Government securities – abroad [(1b)]	**8,180**	**(28)**	**8,152**	**8,199**	**11**	**8,210**
Argentina	2,065	35	2,100	1,480	18	1,498
Chile	1,368	(7)	1,361	839	1	840
Colombia	1,787	(38)	1,749	3,599	4	3,603
United States	2,727	(17)	2,710	2,096	(11)	2,085
Mexico	18	(1)	17	5	-	5
Paraguay	4	-	4	3	-	3
Peru	8	-	8	4	1	5
Uruguay	66	-	66	40	1	41
Italy	137	-	137	133	(3)	130
Corporate securities [(1c)]	**89,488**	**(1,724)**	**87,764**	**78,113**	**(1,081)**	**77,032**
Shares	24,789	(1,146)	23,643	20,063	(1,016)	19,047
Rural product note	3,773	13	3,786	2,371	(22)	2,349
Bank deposit certificates	774	-	774	729	-	729
Real estate receivables certificates	661	(31)	630	561	(13)	548
Debentures	35,512	(598)	34,914	30,022	(85)	29,937
Eurobonds and other	2,821	9	2,830	2,341	42	2,383
Financial bills	15,605	2	15,607	15,784	(1)	15,783
Promissory notes	4,891	27	4,918	5,588	28	5,616
Other	662	-	662	654	(14)	640
Total	**414,534**	**(2,903)**	**411,631**	**385,999**	**(668)**	**385,331**

(1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) R$ 18,567 (R$ 12,181 at 12/31/2020), b) R$ 863 (R$ 765 at 12/31/2020) and c) R$ 9,793 (R$ 8,566 at 12/31/2020), totaling R$ 29,223 (R$ 21,502 at 12/31/2020).

(2) In the period, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.31

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities were as follows:

	03/31/2021		12/31/2020	
	Cost	Fair value	Cost	Fair value
Current	**171,742**	**170,401**	**152,413**	**150,298**
Non-stated maturity	35,841	34,409	35,470	33,251
Up to one year	135,901	135,992	116,943	117,047
Non-current	**242,792**	**241,230**	**233,586**	**235,033**
From one to five years	179,717	179,363	175,530	176,651
From five to ten years	42,301	41,242	37,783	37,600
After ten years	20,774	20,625	20,273	20,782
Total	**414,534**	**411,631**	**385,999**	**385,331**

Financial Assets at Fair Value Through Profit or Loss - Securities include assets with a fair value of R$ 201,905 (R$ 205,820 at 12/31/2020) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A.. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss - Securities are presented in the following table:

	03/31/2021		
	Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian external debt bonds	2,602	5	2,607
Total	**2,602**	**5**	**2,607**

	12/31/2020		
	Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian external debt bonds	3,699	41	3,740
Total	**3,699**	**41**	**3,740**

The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows:

	03/31/2021		12/31/2020	
	Cost	Fair value	Cost	Fair value
Current	**1,504**	**1,513**	**1,806**	**1,826**
Up to one year	1,504	1,513	1,806	1,826
Non-current	**1,098**	**1,094**	**1,893**	**1,914**
From one to five years	1,098	1,094	1,893	1,914
Total	**2,602**	**2,607**	**3,699**	**3,740**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.32

Note 6 – Derivatives
ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.
Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments.
Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash.
Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts.
Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices.
Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative.
The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 14,666 (R$ 18,000 at 12/31/2020) and was basically comprised of government securities.
Further information on internal controls and parameters used to management risks, may be found in Note 32 – Risk and Capital Management.
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.33

I - Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.

	03/31/2021							
	Fair value (*)	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets								
Swaps – adjustment receivable	37,340	49.6	165	531	916	2,987	6,177	26,564
Option agreements	22,704	30.2	3,107	2,546	1,748	13,644	1,064	595
Forwards	8,712	11.6	6,661	563	845	162	4	477
Credit derivatives	256	0.3	1	1	1	20	24	209
NDF - Non Deliverable Forward	5,705	7.6	1,539	1,084	1,234	1,106	496	246
Other Derivative Financial Instruments	509	0.7	264	-	5	6	22	212
Total	**75,226**	**100.0**	**11,737**	**4,725**	**4,749**	**17,925**	**7,787**	**28,303**
% per maturity date			15.6	6.3	6.3	23.8	10.4	37.6

	03/31/2021							
	Fair value (*)	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities								
Swaps – adjustment payable	(37,244)	50.4	(367)	(1,007)	(1,042)	(3,159)	(8,206)	(23,463)
Option agreements	(24,592)	33.4	(3,594)	(1,759)	(3,651)	(14,130)	(854)	(604)
Forwards	(6,761)	9.2	(6,293)	-	-	(2)	-	(466)
Credit derivatives	(293)	0.4	-	-	-	(10)	(9)	(274)
NDF - Non Deliverable Forward	(4,763)	6.5	(1,146)	(1,053)	(1,152)	(774)	(362)	(276)
Other Derivative Financial Instruments	(61)	0.1	-	(10)	(1)	(7)	(8)	(35)
Total	**(73,714)**	**100.0**	**(11,400)**	**(3,829)**	**(5,846)**	**(18,082)**	**(9,439)**	**(25,118)**
% per maturity date			15.5	5.2	7.9	24.5	12.8	34.1

(*) Comprises R$ (379) (R$ (621) at 12/31/2020) pegged to Libor and R$ (149) (R$ (126) at 12/31/2020) pegged to Euribor.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.34

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.

	12/31/2020							
	Fair value (*)	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets								
Swaps – adjustment receivable	46,019	60.2	4,064	515	629	1,808	5,117	33,886
Option agreements	20,418	26.7	10,103	2,325	523	5,935	992	540
Forwards	2,085	2.7	1,323	367	297	93	5	-
Credit derivatives	156	0.2	-	-	8	7	29	112
NDF - Non Deliverable Forward	7,596	9.9	2,088	2,345	1,387	1,255	323	198
Other Derivative Financial Instruments	230	0.3	56	1	6	1	12	154
Total	**76,504**	**100.0**	**17,634**	**5,553**	**2,850**	**9,099**	**6,478**	**34,890**
% per maturity date			23.0	7.3	3.7	11.9	8.5	45.6

	12/31/2020							
	Fair value (*)	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities								
Swaps – adjustment payable	(51,789)	65.1	(7,344)	(651)	(1,135)	(1,826)	(5,573)	(35,260)
Option agreements	(20,262)	25.5	(6,355)	(1,969)	(543)	(9,869)	(998)	(528)
Forwards	(905)	1.1	(892)	-	(11)	(2)	-	-
Credit derivatives	(76)	0.1	-	-	-	(2)	(9)	(65)
NDF - Non Deliverable Forward	(6,426)	8.1	(2,200)	(1,669)	(1,013)	(972)	(301)	(271)
Other Derivative Financial Instruments	(47)	0.1	-	(1)	(10)	(1)	(14)	(21)
Total	**(79,505)**	**100.0**	**(16,791)**	**(4,290)**	**(2,712)**	**(12,672)**	**(6,895)**	**(36,145)**
% per maturity date			21.1	5.4	3.4	15.9	8.7	45.5

(*) In the period, the result of Derivative had its amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.35

II - Derivatives by index and Risk Fator

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
	03/31/2021	03/31/2021	03/31/2021	03/31/2021
Future contracts	**671,851**	**-**	**-**	**-**
Purchase commitments	**263,070**	**-**	**-**	**-**
Shares	10,714	-	-	-
Commodities	1,317	-	-	-
Interest	222,691	-	-	-
Foreign currency	28,348	-	-	-
Commitments to sell	**408,781**	**-**	**-**	**-**
Shares	8,703	-	-	-
Commodities	2,730	-	-	-
Interest	354,017	-	-	-
Foreign currency	43,331	-	-	-
Swap contracts		**(2,815)**	**2,911**	**96**
Asset position	**1,335,675**	**13,503**	**23,837**	**37,340**
Commodities	3,466	(29)	174	145
Interest	1,311,558	9,745	22,867	32,612
Foreign currency	20,651	3,787	796	4,583
Liability position	**1,335,675**	**(16,318)**	**(20,926)**	**(37,244)**
Shares	163	(21)	4	(17)
Commodities	3,606	11	(146)	(135)
Interest	1,313,010	(12,112)	(20,882)	(32,994)
Foreign currency	18,896	(4,196)	98	(4,098)
Option contracts	**1,360,912**	**(2,382)**	**494**	**(1,888)**
Purchase commitments – long position	**154,696**	**15,608**	**4,264**	**19,872**
Shares	16,822	504	1,082	1,586
Commodities	496	19	32	51
Interest	72,140	322	11	333
Foreign currency	65,238	14,763	3,139	17,902
Commitments to sell – long position	**544,817**	**3,853**	**(1,021)**	**2,832**
Shares	22,746	914	119	1,033
Commodities	220	4	(3)	1
Interest	449,325	360	10	370
Foreign currency	72,526	2,575	(1,147)	1,428
Purchase commitments – short position	**82,047**	**(18,506)**	**(4,016)**	**(22,522)**
Shares	17,587	(481)	(1,095)	(1,576)
Commodities	774	(29)	(34)	(63)
Interest	2,363	(217)	(3)	(220)
Foreign currency	61,323	(17,779)	(2,884)	(20,663)
Commitments to sell – short position	**579,352**	**(3,337)**	**1,267**	**(2,070)**
Shares	18,184	(640)	(124)	(764)
Commodities	412	(16)	10	(6)
Interest	491,715	(377)	64	(313)
Foreign currency	69,041	(2,304)	1,317	(987)
Forward operations	**16,866**	**1,961**	**(10)**	**1,951**
Purchases receivable	**3,585**	**3,830**	**(4)**	**3,826**
Shares	455	455	(4)	451
Interest	3,130	3,375	-	3,375
Purchases payable obligations	**-**	**(3,163)**	**-**	**(3,163)**
Interest	-	(3,163)	-	(3,163)
Sales receivable	**6,796**	**4,890**	**(4)**	**4,886**
Shares	1,451	1,438	(4)	1,434
Interest	1	3,452	-	3,452
Foreign currency	5,344	-	-	-
Sales deliverable obligations	**6,485**	**(3,596)**	**(2)**	**(3,598)**
Interest	3,439	(3,596)	-	(3,596)
Foreign currency	3,046	-	(2)	(2)
Credit derivatives	**26,342**	**(533)**	**496**	**(37)**
Asset position	**16,929**	**(221)**	**477**	**256**
Shares	2,175	(54)	141	87
Commodities	21	-	1	1
Interest	14,733	(167)	335	168
Liability position	**9,413**	**(312)**	**19**	**(293)**
Shares	2,291	(79)	22	(57)
Commodities	3	-	-	-
Interest	7,119	(233)	(3)	(236)
NDF - Non Deliverable Forward	**294,242**	**746**	**196**	**942**
Asset position	**135,741**	**5,543**	**162**	**5,705**
Commodities	2,323	456	(39)	417
Foreign currency	133,418	5,087	201	5,288
Liability position	**158,501**	**(4,797)**	**34**	**(4,763)**
Commodities	584	(41)	6	(35)
Foreign currency	157,917	(4,756)	28	(4,728)
Other derivative financial instruments	**6,793**	**189**	**259**	**448**
Asset position	**5,987**	**205**	**304**	**509**
Shares	167	(2)	4	2
Interest	5,820	207	36	243
Foreign currency	-	-	264	264
Liability position	**806**	**(16)**	**(45)**	**(61)**
Shares	640	(12)	(19)	(31)
Interest	141	(4)	(25)	(29)
Foreign currency	25	-	(1)	(1)
	Asset	**47,211**	**28,015**	**75,226**
	Liability	**(50,045)**	**(23,669)**	**(73,714)**
	Total	**(2,834)**	**(4,346)**	**1,512**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	**0 - 30**	**31 - 180**	**181 - 365**	**Over 365 days**	**03/31/2021**
Future contracts	224,055	235,177	95,656	116,963	671,851
Swap contracts	19,986	139,114	220,076	956,499	1,335,675
Option contracts	326,529	321,171	682,860	30,352	1,360,912
Forwards	9,365	6,559	505	437	16,866
Credit derivatives	994	2,351	9,187	13,810	26,342
NDF - Non Deliverable Forward	111,504	98,650	55,682	28,406	294,242
Other derivative financial instruments	3	426	1,031	5,333	6,793

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.36

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
	12/31/2020	12/31/2020	12/31/2020	12/31/2020
Future contracts	**781,453**	**-**	**-**	**-**
Purchase commitments	**338,165**	**-**	**-**	**-**
Shares	8,300	-	-	-
Commodities	1,170	-	-	-
Interest	304,454	-	-	-
Foreign currency	24,241	-	-	-
Commitments to sell	**443,288**	**-**	**-**	**-**
Shares	7,535	-	-	-
Commodities	2,201	-	-	-
Interest	397,157	-	-	-
Foreign currency	36,395	-	-	-
Swap contracts		**(6,054)**	**284**	**(5,770)**
Asset position	**1,442,449**	**16,840**	**29,179**	**46,019**
Commodities	278	1	-	1
Interest	1,423,134	14,030	27,953	41,983
Foreign currency	19,037	2,809	1,226	4,035
Liability position	**1,442,449**	**(22,894)**	**(28,895)**	**(51,789)**
Shares	108	(12)	2	(10)
Commodities	341	(9)	-	(9)
Interest	1,425,904	(19,112)	(28,584)	(47,696)
Foreign currency	16,096	(3,761)	(313)	(4,074)
Option contracts	**1,738,849**	**22**	**134**	**156**
Purchase commitments – long position	**131,134**	**14,538**	**1,828**	**16,366**
Shares	12,400	345	976	1,321
Commodities	356	14	13	27
Interest	50,771	614	(282)	332
Foreign currency	67,607	13,565	1,121	14,686
Commitments to sell – long position	**743,573**	**2,933**	**1,119**	**4,052**
Shares	14,659	728	62	790
Commodities	75	2	(1)	1
Interest	659,826	1,087	1,373	2,460
Foreign currency	69,013	1,116	(315)	801
Purchase commitments – short position	**129,150**	**(13,934)**	**(1,797)**	**(15,731)**
Shares	13,080	(348)	(1,119)	(1,467)
Commodities	899	(28)	(18)	(46)
Interest	55,369	(532)	318	(214)
Foreign currency	59,802	(13,026)	(978)	(14,004)
Commitments to sell – short position	**734,992**	**(3,515)**	**(1,016)**	**(4,531)**
Shares	13,200	(524)	(156)	(680)
Commodities	246	(10)	6	(4)
Interest	653,376	(978)	(1,317)	(2,295)
Foreign currency	68,170	(2,003)	451	(1,552)
Forward operations	**23,989**	**1,195**	**(15)**	**1,180**
Purchases receivable	**18,666**	**1,014**	**(3)**	**1,011**
Shares	304	304	(3)	301
Interest	584	710	-	710
Foreign currency	17,778	-	-	-
Purchases payable obligations	**-**	**(584)**	**-**	**(584)**
Interest	-	(584)	-	(584)
Sales receivable	**1,132**	**1,073**	**1**	**1,074**
Shares	770	765	1	766
Interest	-	308	-	308
Foreign currency	362	-	-	-
Sales deliverable obligations	**4,191**	**(308)**	**(13)**	**(321)**
Interest	308	(308)	-	(308)
Foreign currency	3,883	-	(13)	(13)
Credit derivatives	**20,060**	**(432)**	**512**	**80**
Asset position	**15,877**	**(270)**	**426**	**156**
Shares	2,796	(84)	172	88
Commodities	19	-	1	1
Interest	13,062	(186)	253	67
Liability position	**4,183**	**(162)**	**86**	**(76)**
Shares	1,154	(45)	11	(34)
Commodities	3	-	-	-
Interest	3,026	(117)	75	(42)
NDF - Non Deliverable Forward	**313,463**	**1,214**	**(44)**	**1,170**
Asset position	**156,542**	**7,467**	**129**	**7,596**
Commodities	1,715	278	(16)	262
Foreign currency	154,827	7,189	145	7,334
Liability position	**156,921**	**(6,253)**	**(173)**	**(6,426)**
Commodities	975	(37)	(1)	(38)
Foreign currency	155,946	(6,216)	(172)	(6,388)
Other derivative financial instruments	**6,413**	**181**	**2**	**183**
Asset position	**5,274**	**196**	**34**	**230**
Shares	47	(3)	3	-
Interest	5,225	199	(26)	173
Foreign currency	2	-	57	57
Liability position	**1,139**	**(15)**	**(32)**	**(47)**
Shares	705	(6)	(22)	(28)
Interest	434	(9)	(10)	(19)
	Asset	**43,791**	**32,713**	**76,504**
	Liability	**(47,665)**	**(31,840)**	**(79,505)**
	Total	**(3,874)**	**873**	**(3,001)**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	**0 - 30**	**31 - 180**	**181 - 365**	**Over 365 days**	**12/31/2020**
Future contracts	305,076	242,842	108,338	125,197	781,453
Swap contracts	272,932	123,360	118,617	927,540	1,442,449
Option contracts	1,012,965	216,425	250,966	258,493	1,738,849
Forwards	19,013	3,999	972	5	23,989
Credit derivatives	-	8,515	804	10,741	20,060
NDF - Non Deliverable Forward	131,205	124,470	38,006	19,782	313,463
Other derivative financial instruments	15	709	279	5,410	6,413

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.37

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	03/31/2021						
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	**671,851**	**697,321**	**1,245,166**	**10,297**	**6,240**	**71,174**	**-**
Over-the-counter market	**-**	**638,354**	**115,746**	**6,569**	**20,102**	**223,068**	**6,793**
Financial institutions	-	555,179	79,195	5,367	20,102	101,256	5,466
Companies	-	77,750	35,135	1,202	-	120,763	1,327
Individuals	-	5,425	1,416	-	-	1,049	-
Total	**671,851**	**1,335,675**	**1,360,912**	**16,866**	**26,342**	**294,242**	**6,793**

	12/31/2020						
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	**781,453**	**835,744**	**1,617,643**	**23,097**	**3,743**	**67,887**	**-**
Over-the-counter market	**-**	**606,705**	**121,206**	**892**	**16,317**	**245,576**	**6,413**
Financial institutions	-	531,303	84,865	892	16,317	124,124	5,140
Companies	-	69,337	35,021	-	-	120,476	1,273
Individuals	-	6,065	1,320	-	-	976	-
Total	**781,453**	**1,442,449**	**1,738,849**	**23,989**	**20,060**	**313,463**	**6,413**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.38

IV - Credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk.

CDS (credit default swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

	03/31/2021				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	11,260	1,286	4,283	4,758	933
TRS	10,935	10,935	-	-	-
Total by instrument	**22,195**	**12,221**	**4,283**	**4,758**	**933**
By risk rating					
Investment grade	908	324	407	92	85
Below investment grade	21,287	11,897	3,876	4,666	848
Total by risk	**22,195**	**12,221**	**4,283**	**4,758**	**933**
By reference entity					
Brazilian government	17,677	11,367	1,777	3,849	684
Governments – abroad	350	71	134	60	85
Private entities	4,168	783	2,372	849	164
Total by entity	**22,195**	**12,221**	**4,283**	**4,758**	**933**

	12/31/2020				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	8,501	1,181	3,928	3,372	20
TRS	7,854	7,854	-	-	-
Total by instrument	**16,355**	**9,035**	**3,928**	**3,372**	**20**
By risk rating					
Investment grade	752	296	372	84	-
Below investment grade	15,603	8,739	3,556	3,288	20
Total by risk	**16,355**	**9,035**	**3,928**	**3,372**	**20**
By reference entity					
Brazilian government	12,433	8,255	1,627	2,551	-
Governments – abroad	243	66	122	55	-
Private entities	3,679	714	2,179	766	20
Total by entity	**16,355**	**9,035**	**3,928**	**3,372**	**20**

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor's and Fitch Ratings.

The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.39

03/31/2021 Notional amount of credit protection Notional amount of credit purchased with identical underlying Net position protection sold amount CDS (11,260) 4,147 (7,113) TRS (10,935) — (10,935) Total (22,195) 4,147 (18,048) 12/31/2020 Notional amount of credit protection Notional amount of credit purchased with identical underlying Net position protection sold amount CDS (8,501) 3,705 (4,796) TRS (7,854) — (7,854) Total (16,355) 3,705 (12,650) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.40

V - Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	03/31/2021					
	Gross amount of recognized financial assets [1]	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral received	
Securities purchased under agreements to resell	180,686	-	180,686	(1,848)	-	178,838
Derivatives financial instruments	75,226	-	75,226	(10,820)	-	64,406

	12/31/2020					
	Gross amount of recognized financial assets [1]	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral received	
Securities purchased under agreements to resell	239,935	-	239,935	(1,657)	-	238,278
Derivatives financial instruments	76,504	-	76,504	(15,621)	-	60,883

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	03/31/2021					
	Gross amount of recognized financial liabilities [1]	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral pledged	
Securities sold under repurchase agreements	254,278	-	254,278	(41,664)	-	212,614
Derivatives financial instruments	73,714	-	73,714	(10,820)	(3,075)	59,819

	12/31/2020					
	Gross amount of recognized financial liabilities [1]	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral pledged	
Securities sold under repurchase agreements	273,364	-	273,364	(42,161)	-	231,203
Derivatives financial instruments	79,505	-	79,505	(15,621)	(574)	63,310

(1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.

(2) Limited to amounts subject to enforceable master offset agreements and other such agreements.

(3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivatives financial instruments and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.41

Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: • Interest Rate: Risk of loss in transactions subject to interest rate variations; • Currency: Risk of loss in transactions subject to foreign exchange variation. The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are shown in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non deliverable forwards), Forwards, Swaps and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows: Interest rate risks: • Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts; • Hedge of asset transactions: to hedge fluctuations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts; • Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; • Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate, through swap contracts; • Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; • Hedge of repurchase agreements: to hedge fluctuations in cash flows of interest received from changes in Selic (benchmark interest rate), through futures contracts; • Hedging of expected highly probable transactions: to hedge the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.42

Strategies	Heading	03/31/2021					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	-	78,256	(515)	(515)	78,257	(514)
Hedge of assets transactions	Loans and lease operations and Securities	4,100	-	10	10	4,110	10
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	28,789	-	16	16	29,814	16
Hedge of loan operations	Loans and lease operations	318	-	10	10	308	12
Hedge of funding	Deposits	-	1,808	(6)	(6)	1,803	(6)
Hedge of assets denominated in UF	Securities	21,575	-	(36)	(36)	21,611	(36)
Foreign exchange risk							
Hedge of highly probable forecast transactions		427	-	(94)	181	427	(94)
Total		**55,209**	**80,064**	**(615)**	**(340)**	**136,330**	**(612)**

Strategies	Heading	12/31/2020					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	-	103,407	(2,423)	(2,458)	103,407	(2,429)
Hedge of assets transactions	Loans and lease operations and Securities	5,673	-	66	66	5,743	66
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	29,533	-	697	697	31,417	699
Hedge of loan operations	Loans and lease operations	327	-	12	12	316	15
Hedge of funding	Deposits	-	2,007	(10)	(10)	1,996	(11)
Hedge of assets denominated in UF	Securities	16,674	-	(4)	(4)	16,677	(1)
Foreign exchange risk							
Hedge of highly probable forecast transactions		1,314	-	(105)	148	1,314	(105)
Total		**53,521**	**105,414**	**(1,767)**	**(1,549)**	**160,870**	**(1,766)**

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ 275 (R$ 218 at 12/31/2020).

Hedge Instruments	03/31/2021						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	112,181	112	-	(488)	(489)	1	(13)
Swap	23,722	1,808	21,896	(30)	(32)	2	-
Foreign exchange risk							
Futures	427	-	618	(94)	(94)	-	-
Total	**136,330**	**1,920**	**22,514**	**(612)**	**(615)**	**3**	**(13)**

Hedge Instruments	12/31/2020						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	140,567	146	-	(1,664)	(1,660)	(4)	(381)
Swap	18,989	2,007	17,006	3	(2)	5	-
Foreign exchange risk							
Futures	1,314	5	298	(105)	(105)	-	-
Total	**160,870**	**2,158**	**17,304**	**(1,766)**	**(1,767)**	**1**	**(381)**

(*) Amounts recorded under heading Derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.43

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING's strategies for net investments in foreign operations consist of hedging the exposure in the functional currency of the foreign operation against the functional currency of head office.

The risk hedged in this type of strategy is the currency risk.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

Instead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method, which is based on a comparison of the change in fair value (cash flow) of the hedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from variations in exchange rates on the amount of investment abroad designated as the object of the hedge.

Strategies	03/31/2021					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency convertion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	17,654	-	(16,709)	(16,709)	25,888	(16,777)
Total	**17,654**	**-**	**(16,709)**	**(16,709)**	**25,888**	**(16,777)**

Strategies	12/31/2020					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency convertion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	15,277	-	(14,598)	(14,598)	24,619	(14,601)
Total	**15,277**	**-**	**(14,598)**	**(14,598)**	**24,619**	**(14,601)**

(1) Hedge instruments consider the gross tax position.

(2) Amounts recorded under heading Derivatives - Hedge of investments in foreign operation.

Hedge instruments	03/31/2021						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Futures	41,752	510	-	(21,316)	(21,211)	(105)	-
Forward	(5,510)	5,499	-	631	601	30	-
NDF - Non Deliverable Forward	(10,325)	-	317	3,673	3,664	9	-
Financial Assets	(29)	29	-	235	237	(2)	-
Total	**25,888**	**6,038**	**317**	**(16,777)**	**(16,709)**	**(68)**	**-**

Hedge instruments	12/31/2020						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Futures	44,186	-	150	(18,732)	(18,695)	(37)	-
Forward	(4,262)	4,474	-	332	305	27	-
NDF - Non Deliverable Forward	(15,196)	538	-	3,556	3,547	9	-
Financial Assets	(109)	109	-	243	245	(2)	-
Total	**24,619**	**5,121**	**150**	**(14,601)**	**(14,598)**	**(3)**	**-**

(*) Amounts recorded under heading Derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.44

c) Fair value hedge

The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation in fair value on the receipt and payment of interest on recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies fair value hedges as follows:

Interest rate risk:

- To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

Instead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

- The percentage approach is based on the calculation of change in the fair value of the revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the derivative hedging instrument.

- The dollar offset method is based on the difference between the variation in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

Strategies	03/31/2021						
	Hedge Item					Hedge Instruments (2)	
	Book Value (1)		Fair value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	9,363	-	9,686	-	323	9,363	(326)
Hedge of funding	-	12,562	-	13,369	(807)	12,562	807
Hedge of securities at fair value through other comprehensive income	9,842	-	9,754	-	(88)	10,461	115
Total	**19,205**	**12,562**	**19,440**	**13,369**	**(572)**	**32,386**	**596**

Strategies	12/31/2020						
	Hedge Item					Hedge Instruments	
	Book Value (1)		Fair value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	9,205	-	9,616	-	411	9,205	(423)
Hedge of funding	-	10,200	-	11,591	(1,391)	10,200	1,390
Hedge of securities at fair value through other comprehensive income	10,192	-	10,412	-	220	10,383	(226)
Total	**19,397**	**10,200**	**20,028**	**11,591**	**(760)**	**29,788**	**741**

(1) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operations.

(2) Comprises the amount of R$ 4,930 (R$ 4,915 at 12/31/2020) related to instruments exposed by the change in reference interest rates - IBORs.

For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.45

Hedge Instruments	03/31/2021				
	Notional amount	Book value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap (2)	32,386	2,656	6,791	596	24
Total	**32,386**	**2,656**	**6,791**	**596**	**24**

Hedge Instruments	12/31/2020				
	Notional amount	Book value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap (2)	29,788	2,871	5,812	741	(19)
Total	**29,788**	**2,871**	**5,812**	**741**	**(19)**

(1) Amounts recorded under heading Derivatives.

(2) At the current period, there was no amount that is no longer qualified as hedge and effect on result (R$ 183 at 12/31/2020, with effect on result of R$ (17) from 01/01 to 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.46

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

Strategies	03/31/2021			12/31/2020		
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustments	Book Value	Notional amount	Fair value adjustments	Book Value
Hedge of deposits and repurchase agreements	78,257	97	78,256	103,407	158	103,407
Hedge of highly probable forecast transactions	427	(94)	427	1,314	(105)	1,314
Hedge of net investment in foreign operations	25,888	5,721	17,654	24,619	4,971	15,277
Hedge of loan operations (Fair value)	9,363	(326)	9,363	9,205	(423)	9,205
Hedge of loan operations (Cash flow)	308	12	318	316	15	327
Hedge of funding (Fair value)	12,562	807	12,562	10,200	1,390	10,200
Hedge of funding (Cash flow)	1,803	(6)	1,808	1,996	(11)	2,007
Hedge of assets transactions	4,110	10	4,100	5,743	66	5,673
Hedge of asset-backed securities under repurchase agreements	29,814	14	28,789	31,417	(11)	29,533
Hedge of assets denominated in UF	21,611	(36)	21,575	16,677	(1)	16,674
Hedge of securities at fair value through other comprehensive income	10,461	115	9,842	10,383	(226)	10,192
Total		**6,314**			**5,823**	

The table below shows the breakdown by maturity of the hedging strategies:

	03/31/2021							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over 10 years	Total
Hedge of deposits and repurchase agreements	28,529	12,676	12,562	11,450	6,634	6,406	-	78,257
Hedge of highly probable forecast transactions	427	-	-	-	-	-	-	427
Hedge of net investment in foreign operations (*)	25,888	-	-	-	-	-	-	25,888
Hedge of loan operations (Fair value)	2,795	1,948	1,246	746	749	1,879	-	9,363
Hedge of loan operations (Cash flow)	269	39	-	-	-	-	-	308
Hedge of funding (Fair value)	380	554	1,391	199	785	6,669	2,584	12,562
Hedge of funding (Cash flow)	1,567	28	208	-	-	-	-	1,803
Hedge of assets transactions	4,110	-	-	-	-	-	-	4,110
Hedge of asset-backed securities under repurchase agreements	10,564	14,726	3,776	748	-	-	-	29,814
Hedge of assets denominated in UF	14,093	7,518	-	-	-	-	-	21,611
Hedge of securities at fair value through other comprehensive income	7,053	77	-	102	1,242	1,987	-	10,461
Total	**95,675**	**37,566**	**19,183**	**13,245**	**9,410**	**16,941**	**2,584**	**194,604**

	12/31/2020							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over 10 years	Total
Hedge of deposits and repurchase agreements	70,200	9,077	13,059	5,504	4,848	719	-	103,407
Hedge of highly probable forecast transactions	1,314	-	-	-	-	-	-	1,314
Hedge of net investment in foreign operations (*)	24,619	-	-	-	-	-	-	24,619
Hedge of loan operations (Fair value)	2,999	1,793	1,297	447	898	1,771	-	9,205
Hedge of loan operations (Cash flow)	212	104	-	-	-	-	-	316
Hedge of funding (Fair value)	213	657	549	176	581	5,448	2,576	10,200
Hedge of funding (Cash flow)	1,765	27	204	-	-	-	-	1,996
Hedge of assets transactions	3,604	2,139	-	-	-	-	-	5,743
Hedge of asset-backed securities under repurchase agreements	22,186	2,297	6,130	-	804	-	-	31,417
Hedge of assets denominated in UF	15,400	1,277	-	-	-	-	-	16,677
Hedge of securities at fair value through other comprehensive income	5,876	1,382	10	-	719	2,396	-	10,383
Total	**148,388**	**18,753**	**21,249**	**6,127**	**7,850**	**10,334**	**2,576**	**215,277**

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021

F.47

Note 8 – Financial assets at fair value through other comprehensive income - Securities

The fair value and corresponding gross carrying amount of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows:

	03/31/2021				12/31/2020			
	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value	Gross carrying amount	Fair value adjustments (in stockholders' equity) [2]	Expected loss	Fair value
Brazilian government securities [1a]	**66,719**	**370**	**-**	**67,089**	**65,235**	**2,714**	**-**	**67,949**
Other government securities	**36**	**-**	**(36)**	**-**	**36**	**-**	**(36)**	**-**
Government securities – abroad [1b]	**29,017**	**(266)**	**(2)**	**28,749**	**34,365**	**38**	**(1)**	**34,402**
Argentina	13	-	-	13	-	-	-	-
Colombia	4,518	(57)	-	4,461	3,913	73	-	3,986
Chile	15,158	(158)	-	15,000	21,639	12	-	21,651
United States	4,133	-	-	4,133	3,751	(1)	-	3,750
Mexico	1,193	1	(1)	1,193	1,180	1	-	1,181
Paraguay	3,267	(60)	(1)	3,206	3,008	(60)	(1)	2,947
Uruguay	735	8	-	743	874	13	-	887
Corporate securities [1c]	**6,490**	**(479)**	**(53)**	**5,958**	**7,799**	**(152)**	**(56)**	**7,591**
Shares	1,648	(547)	-	1,101	1,640	(258)	-	1,382
Bank deposit certificates	82	2	-	84	305	2	-	307
Debentures	438	(17)	(43)	378	956	(23)	(44)	889
Eurobonds and other	4,319	83	(7)	4,395	4,895	127	(9)	5,013
Other	3	-	(3)	-	3	-	(3)	-
Total	**102,262**	**(375)**	**(91)**	**101,796**	**107,435**	**2,600**	**(93)**	**109,942**

(1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) R$ 53,247 (R$ 35,203 at 12/31/2020), b) R$ 1,929 (R$ 2,398 at 12/31/2020) and c) R$ 1,736 (R$ 518 at 12/31/2020), totaling R$ 56,912 (R$ 38,119 at 12/31/2020).

(2) In the period, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows:

	03/31/2021		12/31/2020	
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Current	**20,592**	**20,002**	**33,094**	**32,872**
Non-stated maturity	1,648	1,101	1,640	1,382
Up to one year	18,944	18,901	31,454	31,490
Non-current	**81,670**	**81,794**	**74,341**	**77,070**
From one to five years	59,994	60,304	52,825	54,452
From five to ten years	15,312	15,605	14,084	14,852
After ten years	6,364	5,885	7,432	7,766
Total	**102,262**	**101,796**	**107,435**	**109,942**

Equity instruments at fair value through other comprehensive income - securities are presented in the table below:

	03/31/2021			
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair Value
Shares	1,648	(547)	-	1,101
Total	**1,648**	**(547)**	**-**	**1,101**

	12/31/2020			
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair Value
Shares	1,640	(258)	-	1,382
Total	**1,640**	**(258)**	**-**	**1,382**

In the period there was no receipt of dividends and there was no reclassification in Stockholders´ Equity.

ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market.

	03/31/2021		12/31/2020	
	Gross carrying amount	Fair Value	Gross carrying amount	Fair Value
Current	**1,648**	**1,101**	**1,640**	**1,382**
Non-stated maturity	1,648	1,101	1,640	1,382

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.48

Reconciliation of expected loss for Other financial assets, segregated by stages:

Stage 1	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 03/31/2021
Financial assets at fair value through other comprehensive income	**(93)**	**(1)**	**-**	**3**	**-**	**-**	**-**	**-**	**(91)**
Brazilian government securities	**(36)**	-	-	-	-	-	-	-	**(36)**
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - abroad	**(1)**	**(1)**	-	-	-	-	-	-	**(2)**
Corporate securities	**(56)**	-	-	**3**	-	-	-	-	**(53)**
Debentures	(44)	1	-	-	-	-	-	-	(43)
Eurobonds and other	(9)	(1)	-	3	-	-	-	-	(7)
Other	(3)	-	-	-	-	-	-	-	(3)

Stage 1	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 12/31/2020
Financial assets at fair value through other comprehensive income	**(86)**	**(8)**	**(17)**	**18**	**-**	**-**	**-**	**-**	**(93)**
Brazilian government securities	**(36)**	-	-	-	-	-	-	-	**(36)**
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - abroad	**(3)**	**2**	**(1)**	**1**	-	-	-	-	**(1)**
Corporate securities	**(47)**	**(10)**	**(16)**	**17**	-	-	-	-	**(56)**
Debentures	(43)	-	(1)	-	-	-	-	-	(44)
Eurobond and other	(1)	(10)	(15)	17	-	-	-	-	(9)
Other	(3)	-	-	-	-	-	-	-	(3)

Note 9 - Financial assets at amortized cost - Securities

The Financial assets at amortized cost - Securities are as follows:

	03/31/2021			12/31/2020		
	Amortized Cost	Expected Loss	Net Amortized Cost	Amortized Cost	Expected Loss	Net Amortized Cost
Brazilian government securities [(1a)]	**66,106**	**(42)**	**66,064**	**64,568**	**(44)**	**64,524**
Government securities – abroad [(1b)]	**23,762**	**(15)**	**23,747**	**19,095**	**(14)**	**19,081**
Colombia	491	-	491	500	-	500
Chile	781	-	781	705	(1)	704
Korea	5,470	(7)	5,463	3,951	(4)	3,947
Spain	5,477	(4)	5,473	4,847	(3)	4,844
United States	171	-	171	-	-	-
Mexico	11,350	(4)	11,346	9,042	(6)	9,036
Uruguay	22	-	22	50	-	50
Corporate securities [(1c)]	**45,609**	**(2,596)**	**43,013**	**46,141**	**(3,007)**	**43,134**
Rural product note	3,494	(24)	3,470	3,499	(25)	3,474
Bank deposit certificates	22	-	22	30	-	30
Real estate receivables certificates	4,687	(13)	4,674	4,806	(12)	4,794
Debentures	34,592	(2,541)	32,051	34,849	(2,952)	31,897
Eurobonds and other	263	(1)	262	209	(1)	208
Promissory notes	1,876	(10)	1,866	2,023	(10)	2,013
Other	675	(7)	668	725	(7)	718
Total	**135,477**	**(2,653)**	**132,824**	**129,804**	**(3,065)**	**126,739**

(1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) R$ 25,409 (R$ 13,786 at 12/31/2020); b) R$ 13,102 and c) with no amount at the current period (R$ 14,364 at 12/31/2020), totaling R$ 38,511 (R$ 28,150 at 12/31/2020).

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:

	03/31/2021		12/31/2020	
	Amortized Cost	Net Amortized Cost	Amortized Cost	Net Amortized Cost
Current	**28,609**	**28,058**	**38,285**	**37,672**
Up to one year	28,609	28,058	38,285	37,672
Non-current	**106,868**	**104,766**	**91,519**	**89,067**
From one to five years	70,263	69,245	56,447	55,070
From five to ten years	30,596	29,854	24,434	23,697
After ten years	6,009	5,667	10,638	10,300
Total	**135,477**	**132,824**	**129,804**	**126,739**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.49

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages:

Stage 1	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 03/31/2021
Financial assets at amortized cost	**(185)**	**14**	**(17)**	**3**	**-**	**-**	**-**	**-**	**(185)**
Brazilian government securities	**(44)**	**2**	**-**	**-**	**-**	**-**	**-**	**-**	**(42)**
Government securities - abroad	**(14)**	**10**	**(11)**	**-**	**-**	**-**	**-**	**-**	**(15)**
Chile	(1)	1	-	-	-	-	-	-	-
Colombia	-	-	(3)	-	-	-	-	-	(3)
Korea	(4)	-	-	-	-	-	-	-	(4)
Spain	(3)	1	(2)	-	-	-	-	-	(4)
Mexico	(6)	8	(6)	-	-	-	-	-	(4)
Corporate securities	**(127)**	**2**	**(6)**	**3**	**-**	**-**	**-**	**-**	**(128)**
Rural product note	(23)	2	(4)	1	-	-	-	-	(24)
Real estate receivables certificates	(8)	(1)	-	-	-	-	-	-	(9)
Debentures	(78)	1	(2)	2	-	-	-	-	(77)
Eurobond and other	(1)	-	-	-	-	-	-	-	(1)
Promissory notes	(10)	-	-	-	-	-	-	-	(10)
Other	(7)	-	-	-	-	-	-	-	(7)

Stage 2	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 3	Cure from Stage 1	Cure from Stage 3	Expected loss 03/31/2021
Financial assets at amortized cost	**(53)**	**(4)**	**-**	**4**	**-**	**-**	**-**	**-**	**(53)**
Corporate securities	**(53)**	**(4)**	**-**	**4**	**-**	**-**	**-**	**-**	**(53)**
Rural product note	(2)	2	-	-	-	-	-	-	-
Real estate receivables certificates	(4)	-	-	-	-	-	-	-	(4)
Debentures	(47)	(6)		4	-	-	-	-	(49)

Stage 3	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 2	Cure from Stage 1	Cure from Stage 2	Expected loss 03/31/2021
Financial assets at amortized cost	**(2,827)**	**53**	**-**	**359**	**-**	**-**	**-**	**-**	**(2,415)**
Corporate securities	**(2,827)**	**53**	**-**	**359**	**-**	**-**	**-**	**-**	**(2,415)**
Debentures	(2,827)	53		359	-	-	-	-	(2,415)

Stage 1	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 12/31/2020
Financial assets at amortized cost	**(198)**	**(113)**	**(172)**	**311**	**21**	**-**	**-**	**(34)**	**(185)**
Brazilian government securities	**(52)**	**8**	**-**	**-**	**-**	**-**	**-**	**-**	**(44)**
Government securities - abroad	**-**	**8**	**(34)**	**12**	**-**	**-**	**-**	**-**	**(14)**
Chile	-	(1)	-	-	-	-	-	-	(1)
Colombia	-	-	(2)	2	-	-	-	-	-
Korea	-	7	(14)	3	-	-	-	-	(4)
Spain	-	-	(3)	-	-	-	-	-	(3)
Mexico	-	2	(15)	7	-	-	-	-	(6)
Corporate securities	**(146)**	**(129)**	**(138)**	**299**	**21**	**-**	**-**	**(34)**	**(127)**
Rural product note	(9)	15	(44)	15	-	-	-	-	(23)
Real estate receivables certificates	(2)	(10)	(9)	13	-	-	-	-	(8)
Debentures	(131)	(124)	(60)	250	21	-	-	(34)	(78)
Eurobond and other	(1)	(6)	(2)	8	-	-	-	-	(1)
Promissory notes	(3)	(7)	(10)	10	-	-	-	-	(10)
Other	-	3	(13)	3	-	-	-	-	(7)

Stage 2	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 3	Cure from Stage 1	Cure from Stage 3	Expected loss 12/31/2020
Financial assets at amortized cost	**(58)**	**(9)**	**(67)**	**61**	**-**	**54**	**(21)**	**(13)**	**(53)**
Corporate securities	**(58)**	**(9)**	**(67)**	**61**	**-**	**54**	**(21)**	**(13)**	**(53)**
Rural product note	(5)	(3)	-	5	-	1	-	-	(2)
Real estate receivables certificates	-	(4)	-	-	-	-	-	-	(4)
Debentures	(53)	(1)	(67)	55	-	53	(21)	(13)	(47)
Eurobond and other	-	(1)	-	1	-	-	-	-	-

Stage 3	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 2	Cure from Stage 1	Cure from Stage 2	Expected loss 12/31/2020
Financial assets at amortized cost	**(2,397)**	**(1,278)**	**(238)**	**1,093**	**34**	**13**	**-**	**(54)**	**(2,827)**
Corporate securities	**(2,397)**	**(1,278)**	**(238)**	**1,093**	**34**	**13**	**-**	**(54)**	**(2,827)**
Rural product note	(33)	(7)	(1)	42	-	-	-	(1)	-
Debentures	(2,348)	(1,287)	(207)	1,021	34	13	-	(53)	(2,827)
Other	(16)	16	(30)	30	-	-	-	-	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.50

Note 10—Loan and lease operations a) Composition of loans and lease operations portfolio Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration: Loans and lease operations by type 03/31/2021 12/31/2020 Individuals 261,074 255,483 Credit card 83,560 87,073 Personal loan 35,891 35,346 Payroll loans 56,292 55,508 Vehicles 24,334 23,290 Mortgage loans 60,997 54,266 Corporate 136,793 134,521 Micro / small and medium companies 122,797 121,955 Foreign loans—Latin America 221,459 202,145 Total loans and lease operations 742,123 714,104 Provision for Expected Loss (1) (47,401) (48,322) Total loans and lease operations, net of Expected Credit Loss 694,722 665,782 (1) Comprises Expected Credit Loss for Financial Guarantees Pledged R$ (926) (R$ (907) at 12/31/2020) and Commitments to be Released R$ (3,597) (R$ (3,485) at 12/31/2020). By maturity 03/31/2021 12/31/2020 Overdue as from 1 day 23,213 18,683 Falling due up to 3 months 194,613 172,497 Falling due from 3 months to 12 months 202,687 181,033 Falling due after 1 year 321,610 341,891 Total loans and lease operations 742,123 714,104 By concentration 03/31/2021 12/31/2020 Largest debtor 7,262 7,243 10 largest debtors 36,342 37,863 20 largest debtors 53,030 54,812 50 largest debtors 84,349 83,438 100 largest debtors 116,187 112,333 The breakdown of the loans and lease operations portfolio by debtor’s industry is described in Note 32, item 1.4.1—By business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.51

b) Gross Carrying Amount (Loan Portfolio)

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2020	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 03/31/2021
Individuals	199,158	(6,483)	(249)	3,654	-	-	11,049	207,129
Corporate	123,665	(18)	(30)	393	2	-	3,952	127,964
Micro / Small and medium companies	96,784	(2,854)	(212)	2,142	21	-	2,149	98,030
Foreign loans - Latin America	167,601	(1,994)	(130)	1,282	4	-	18,033	184,796
Total	**587,208**	**(11,349)**	**(621)**	**7,471**	**27**	**-**	**35,183**	**617,919**

Stage 2	Balance at 12/31/2020	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 03/31/2021
Individuals	30,793	(3,654)	(1,529)	6,483	294	-	(1,818)	30,569
Corporate	2,793	(393)	(91)	18	20	-	25	2,372
Micro / Small and medium companies	15,965	(2,142)	(638)	2,854	147	-	(549)	15,637
Foreign loans - Latin America	16,692	(1,282)	(765)	1,994	279	-	527	17,445
Total	**66,243**	**(7,471)**	**(3,023)**	**11,349**	**740**	**-**	**(1,815)**	**66,023**

Stage 3	Balance at 12/31/2020	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance 03/31/2021
Individuals	25,532	-	(294)	249	1,529	(3,297)	(343)	23,376
Corporate	8,063	(2)	(20)	30	91	101	(1,806)	6,457
Micro / Small and medium companies	9,206	(21)	(147)	212	638	(465)	(293)	9,130
Foreign loans - Latin America	17,852	(4)	(279)	130	765	566	188	19,218
Total	**60,653**	**(27)**	**(740)**	**621**	**3,023**	**(3,095)**	**(2,254)**	**58,181**

Consolidated 3 Stages	Balance at 12/31/2020	Derecognition	Acquisition / (Settlement)	Closing balance 03/31/2021
Individuals	255,483	(3,297)	8,888	261,074
Corporate	134,521	101	2,171	136,793
Micro / Small and medium companies	121,955	(465)	1,307	122,797
Foreign loans - Latin America	202,145	566	18,748	221,459
Total (2)	**714,104**	**(3,095)**	**31,114**	**742,123**

(1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

(2) Comprises R$ 18,735 pegged to Libor and R$ 911 pegged to Euribor.

Reconciliation of gross portfolio of loan and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2019	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2020
Individuals	199,907	(32,363)	(1,779)	10,186	38	-	23,169	199,158
Corporate	91,448	(2,822)	(82)	996	299	-	33,826	123,665
Micro / Small and medium companies	77,722	(14,370)	(1,501)	4,827	875	-	29,231	96,784
Foreign loans - Latin America	132,812	(12,793)	(2,456)	3,229	47	-	46,762	167,601
Total	**501,889**	**(62,348)**	**(5,818)**	**19,238**	**1,259**	**-**	**132,988**	**587,208**

Stage 2	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2020
Individuals	19,070	(10,186)	(7,158)	32,363	964	-	(4,260)	30,793
Corporate	911	(996)	(370)	2,822	51	-	375	2,793
Micro / Small and medium companies	7,225	(4,827)	(2,193)	14,370	483	-	907	15,965
Foreign loans - Latin America	14,714	(3,229)	(11,998)	12,793	834	-	3,578	16,692
Total	**41,920**	**(19,238)**	**(21,719)**	**62,348**	**2,332**	**-**	**600**	**66,243**

Stage 3	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2020
Individuals	21,513	(38)	(964)	1,779	7,158	(11,764)	7,848	25,532
Corporate	8,430	(299)	(51)	82	370	570	(1,039)	8,063
Micro / Small and medium companies	5,786	(875)	(483)	1,501	2,193	(1,836)	2,920	9,206
Foreign loans - Latin America	6,253	(47)	(834)	2,456	11,998	(608)	(1,366)	17,852
Total	**41,982**	**(1,259)**	**(2,332)**	**5,818**	**21,719**	**(13,638)**	**8,363**	**60,653**

Consolidated 3 Stages	Balance at 12/31/2019	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2020
Individuals	240,490	(11,764)	26,757	255,483
Corporate	100,789	570	33,162	134,521
Micro / Small and medium companies	90,733	(1,836)	33,058	121,955
Foreign loans - Latin America	153,779	(608)	48,974	202,145
Total (2)	**585,791**	**(13,638)**	**141,951**	**714,104**

(1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

(2) Comprises R$ 40,454 pegged to Libor and R$ 1,142 pegged to Euribor.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.52

c) Expected credit loss

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2020	Transfer to Stage 2	Transfer to Stage 3 [1]	Cure from the Stage 2	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 03/31/2021
Individuals	(5,403)	278	29	(166)	-	-	(416)	(5,678)
Corporate	(740)	-	-	(28)	-	-	10	(758)
Micro / Small and medium companies	(1,273)	115	11	(76)	(5)	-	(146)	(1,374)
Foreign loans - Latin America	(2,389)	46	3	(29)	(1)	-	(247)	(2,617)
Total	**(9,805)**	**439**	**43**	**(299)**	**(6)**	**-**	**(799)**	**(10,427)**

Stage 2	Balance at 12/31/2020	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 03/31/2021
Individuals	(3,255)	166	562	(278)	(16)	-	(651)	(3,472)
Corporate	(1,261)	28	3	-	(7)	-	(71)	(1,308)
Micro / Small and medium companies	(1,337)	76	170	(115)	(41)	-	(68)	(1,315)
Foreign loans - Latin America	(2,029)	29	115	(46)	(95)	-	(200)	(2,226)
Total	**(7,882)**	**299**	**850**	**(439)**	**(159)**	**-**	**(990)**	**(8,321)**

Stage 3	Balance at 12/31/2020	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	(Increase) / Reversal	Closing balance 03/31/2021
Individuals	(12,472)	-	16	(29)	(562)	3,297	(1,734)	(11,484)
Corporate	(5,952)	-	7	-	(3)	(101)	1,769	(4,280)
Micro / Small and medium companies	(3,759)	5	41	(11)	(170)	465	(493)	(3,922)
Foreign loans - Latin America	(8,452)	1	95	(3)	(115)	(566)	73	(8,967)
Total	**(30,635)**	**6**	**159**	**(43)**	**(850)**	**3,095**	**(385)**	**(28,653)**

Consolidated 3 Stages	Balance at 12/31/2020	Derecognition	(Increase) / Reversal	Closing balance at 03/31/2021 [2]
Individuals	(21,130)	3,297	(2,801)	(20,634)
Corporate	(7,953)	(101)	1,708	(6,346)
Micro / Small and medium companies	(6,369)	465	(707)	(6,611)
Foreign loans - Latin America	(12,870)	(566)	(374)	(13,810)
Total	**(48,322)**	**3,095**	**(2,174)**	**(47,401)**

(1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

(2) Comprises Expected Credit Loss for Financial Guarantees R$ (926) (R$ (907) at 12/31/2020) and Loan Commitments R$ (3,597) (R$ (3,485) at 12/31/2020).

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2019	Transfer to Stage 2	Transfer to Stage 3 [1]	Cure from the Stage 2	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2020
Individuals	(5,215)	1,541	197	(525)	-	-	(1,401)	(5,403)
Corporate	(506)	205	3	(180)	(17)	-	(245)	(740)
Micro / Small and medium companies	(1,092)	698	90	(306)	(41)	-	(622)	(1,273)
Foreign loans - Latin America	(1,353)	275	513	(104)	(12)	-	(1,708)	(2,389)
Total	**(8,166)**	**2,719**	**803**	**(1,115)**	**(70)**	**-**	**(3,976)**	**(9,805)**

Stage 2	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2020
Individuals	(2,811)	525	2,872	(1,541)	(69)	-	(2,231)	(3,255)
Corporate	(91)	180	63	(205)	(9)	-	(1,199)	(1,261)
Micro / Small and medium companies	(890)	306	550	(698)	(92)	-	(513)	(1,337)
Foreign loans - Latin America	(2,765)	104	2,084	(275)	(218)	-	(959)	(2,029)
Total	**(6,557)**	**1,115**	**5,569**	**(2,719)**	**(388)**	**-**	**(4,902)**	**(7,882)**

Stage 3	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	(Increase) / Reversal	Closing balance 12/31/2020
Individuals	(11,427)	-	69	(197)	(2,872)	11,764	(9,809)	(12,472)
Corporate	(6,288)	17	9	(3)	(63)	(570)	946	(5,952)
Micro / Small and medium companies	(2,567)	41	92	(90)	(550)	1,836	(2,521)	(3,759)
Foreign loans - Latin America	(2,503)	12	218	(513)	(2,084)	608	(4,190)	(8,452)
Total	**(22,785)**	**70**	**388**	**(803)**	**(5,569)**	**13,638**	**(15,574)**	**(30,635)**

Consolidated 3 Stages	Balance at 12/31/2019	Derecognition	(Increase) / Reversal [2]	Closing balance at 12/31/2020 [3]
Individuals	(19,453)	11,764	(13,441)	(21,130)
Corporate	(6,885)	(570)	(498)	(7,953)
Micro / Small and medium companies	(4,549)	1,836	(3,656)	(6,369)
Foreign loans - Latin America	(6,621)	608	(6,857)	(12,870)
Total	**(37,508)**	**13,638**	**(24,452)**	**(48,322)**

(1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

(2) The increase in the Expected Credit Loss is related to the change in the macroeconomic scenario as from the second half of March 2020 and that impacted our provisioning model for expected loss (Note 33a).

(3) Comprises expected credit loss for Financial Guarantees R$ (907) (R$ (837) at 12/31/2019) and Loan Commitments R$ (3.485) (R$ (3.303) at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.53

d) Lease operations - Lessor

Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:

	03/31/2021			12/31/2020		
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	**2,375**	**(419)**	**1,956**	**2,277**	**(597)**	**1,680**
Up to 1 year	2,375	(419)	1,956	2,277	(597)	1,680
Non-current	**10,884**	**(3,117)**	**7,767**	**10,553**	**(2,956)**	**7,597**
From 1 to 2 years	1,877	(478)	1,399	1,809	(472)	1,337
From 2 to 3 years	1,477	(401)	1,076	1,424	(398)	1,026
From 3 to 4 years	1,195	(338)	857	1,153	(337)	816
From 4 to 5 years	944	(291)	653	930	(289)	641
Over 5 years	5,391	(1,609)	3,782	5,237	(1,460)	3,777
Total	**13,259**	**(3,536)**	**9,723**	**12,830**	**(3,553)**	**9,277**

Financial lease revenues are composed of:

	01/01 to 03/31/2021	01/01 to 03/31/2020
Financial Income	188	167
Variable payments	4	12
Total	**192**	**179**

e) Operations of securitization or transfer and acquisition of financial assets

ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	03/31/2021				12/31/2020			
	Assets		Liabilities (*)		Assets		Liabilities (*)	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage loan	310	317	309	313	349	366	347	362
Working capital	896	895	908	908	1,297	1,299	1,310	1,312
Total	**1,206**	**1,212**	**1,217**	**1,221**	**1,646**	**1,665**	**1,657**	**1,674**

(*) Under Other liabilities.

From 01/01 to 03/31/2021 operations of transfer of financial assets with no retention of risks and benefits generated impact on the result of R$ 403, net of the Allowance for Loan Losses (R$ 65 from 01/01 to 03/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.54

Note 11 - Investments in associates and joint ventures

a) The following table presents non-material individual investments of ITAÚ UNIBANCO HOLDING:

	03/31/2021	01/01 to 03/31/2021		
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates (1)	15,596	457	(26)	431
Joint ventures (2)	235	(20)	-	(20)
Total	**15,831**	**437**	**(26)**	**411**

	12/31/2020	01/01 to 03/31/2020		
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates (1)	15,344	391	11	402
Joint ventures (2)	226	(101)	-	(101)
Total	**15,570**	**290**	**11**	**301**

(1) At 03/31/2021, this includes interest in total capital and voting capital of the following companies: XP Inc. (41% total capital and 29.32% voting capital; 41% total capital and 29.32% voting capital at 12/31/2020); Pravaler S.A. (52.65% total capital and 42.42% voting capital, 52.65% total capital and 42.42% voting capital at 12/31/2020); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2020); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2020); Gestora de Inteligência de Crédito S.A. (20% total and voting capital; 20% at 12/31/2020), Compañia Uruguaya de Medios de Procesamiento S.A. (31.47% total and voting capital; 31.47% at 12/31/2020); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2020); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2020) and Tecnologia Bancária S.A. (28.05% total capital and 28.95% voting capital; 28.05% total capital and 28.95% voting capital at 12/31/2020). As from April 20, 2020, ITAÚ UNIBANCO HOLDING does not exercise significant influence on IRB-Brasil Resseguros S.A., so that its ownership interest is no longer classified as associate and started being classified as Financial Asset at Fair Value through Other Comprehensive Income.

(2) At 03/31/2021, this includes interest in total and voting capital of the following companies: Olimpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2020); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2020) and includes result not arising from subsidiaries' net income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.55

Note 12 – Lease - Lessee

ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended at 03/31/2021, total cash outflow with lease amounted to R$ 296 and lease agreements in the amount of R$ 53 were renewed. There are no relevant sublease agreements.

Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, is presented below:

	03/31/2021	12/31/2020
Up to 3 months	341	333
3 months to 1 year	978	945
From 1 to 5 years	3,502	2,830
Over 5 years	1,466	1,930
Total Financial Liability	**6,287**	**6,038**

Lease amounts recognized in the Consolidated Statement of Income:

	01/01 to 03/31/2021	01/01 to 03/31/2020
Sublease revenues	2	4
Depreciation expenses	(332)	(323)
Interest expenses	(77)	(74)
Lease expenses for low value assets	(19)	(21)
Variable expenses not include in lease liabilities	(20)	(18)
Total	**(446)**	**(432)**

In the period from 01/01 to 03/31/2021 and 01/01 to 03/31/2020, there was no impairment adjustment.

Note 13 - Fixed assets

Fixed Assets [(1)]					03/31/2021
	Annual depreciation rates	Cost	Depreciation	Impairment	Residual
Real estate		**7,261**	**(3,843)**	**(110)**	**3,308**
Land	-	1,111	-	-	1,111
Buildings and Improvements	4% to 10%	6,150	(3,843)	(110)	2,197
Other fixed assets		**13,683**	**(10,057)**	**(37)**	**3,589**
Installations and furniture	10% to 20%	3,332	(2,351)	(10)	971
Data processing systems	20% to 50%	8,332	(6,567)	(27)	1,738
Other [(2)]	10% to 20%	2,019	(1,139)	-	880
Total	-	**20,944**	**(13,900)**	**(147)**	**6,897**

(1) The contractual commitments for purchase of the fixed assets totaled R$ 24, achievable by 2024 (Note 32b 3.2 - Off balance commitments).

(2) Others refer to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment.

Fixed Assets [(1)]					12/31/2020
	Annual depreciation rates	Cost	Depreciation	Impairment	Residual
Real estate		**7,106**	**(3,735)**	**(115)**	**3,256**
Land	-	1,102	-	-	1,102
Buildings and Improvements	4% to 10%	6,004	(3,735)	(115)	2,154
Other fixed assets		**13,492**	**(9,779)**	**(32)**	**3,681**
Installations and furniture	10% to 20%	3,248	(2,271)	(5)	972
Data processing systems	20% to 50%	8,274	(6,400)	(27)	1,847
Other [(2)]	10% to 20%	1,970	(1,108)	-	862
Total	-	**20,598**	**(13,514)**	**(147)**	**6,937**

(1) The contractual commitments for purchase of the fixed assets totaled R$ 36, achievable by 2024 (Note 32b 3.2 - Off balance commitments).

(2) Others refer to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.56

Note 14 - Goodwill and Intangible assets

	Goodwill and intangible from acquisition	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [1]	
Annual amortization rates		8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2020	**13,959**	**2,822**	**6,484**	**7,664**	**3,274**	**34,203**
Acquisitions	-	5	130	572	233	940
Rescissions / disposals	(11)	-	(40)	(10)	(66)	(127)
Exchange variation	775	43	211	-	55	1,084
Other [3]	(15)	(4)	19	1	1	2
Balance at 03/31/2021	**14,708**	**2,866**	**6,804**	**8,227**	**3,497**	**36,102**
Amortization						
Balance at 12/31/2020	**-**	**(1,347)**	**(3,680)**	**(3,288)**	**(1,410)**	**(9,725)**
Amortization expense [2]	-	(27)	(199)	(277)	(129)	(632)
Rescissions / disposals	-	-	4	10	45	59
Exchange variation	-	(19)	(104)	-	(40)	(163)
Other [3]	-	2	(12)	-	-	(10)
Balance at 03/31/2021	**-**	**(1,391)**	**(3,991)**	**(3,555)**	**(1,534)**	**(10,471)**
Impairment (Note 2.4h)						
Balance at 12/31/2020	**(5,772)**	**(789)**	**(204)**	**(383)**	**-**	**(7,148)**
Increase	-	-	-	-	-	-
Disposals	-	-	33	-	-	33
Exchange variation	(442)	(15)	-	-	-	(457)
Balance at 03/31/2021	**(6,214)**	**(804)**	**(171)**	**(383)**	**-**	**(7,572)**
Book value						
Balance at 03/31/2021	8,494	671	2,642	4,289	1,963	**18,059**

(1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (146) (R$ (594) from 01/01 to 12/31/2020) are disclosed in the General and administrative expenses (Note 23).

(3) Includes the total amount of R$ 11 related to the hyperinflationary adjustment for Argentina.

Goodwill and Intangible Assets from Acquisition are mainly represented by Itaú CorpBanca's goodwill in the amount of R$ 3,900 (R$ 3,606 at 12/31/2020).

ITAÚ UNIBANCO HOLDING recognized at June 30, 2020, adjustments to the recoverable amount of goodwill and intangible assets related to Itaú CorpBanca, in the amounts of R$ 5,772 and R$ 789. The value in use of the Cash Generating Unit (CGU) in which Itáu CorpBanca is allocated was considered and cash flows were based on the result of June 2020 and internal projects of results until 2025.

The adjustment to recoverable amount results from economic conditions at June 30, 2020, of Itaú CorpBanca's market capitalization, discount rates applicable and other changes in variables triggered by the current uncertain macroeconomic condition that, when combined, resulted in a CGU amount lower than its book value. The discount rates used for the impairment test were 10.4% for operations in Chile and 12.3% for operations in Colombia, determined by the cost of capital calculated based on CAPM model. Long-term interest rates considered were 5.2% p.a. and 6.5% p.a. for Chile and Colombia, respectively. The most sensitive assumptions are cost of capital and perpetuity growth rate.

Impairment was recognized in the Consolidated Statement of Income under General and administrative expenses (Note 23).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.57

	Goodwill and intangible from acquisition	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [1]	
Annual amortization rates		8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2019	**11,158**	**2,518**	**5,899**	**5,716**	**2,971**	**28,262**
Acquisitions	287	-	795	1,968	541	3,591
Rescissions / disposals	-	-	(1,121)	(20)	(137)	(1,278)
Exchange variation	2,514	320	901	-	232	3,967
Other [3]	-	(16)	10	-	(333)	(339)
Balance at 12/31/2020	**13,959**	**2,822**	**6,484**	**7,664**	**3,274**	**34,203**
Amortization						
Balance at 12/31/2019	**-**	**(1,057)**	**(3,206)**	**(2,497)**	**(1,242)**	**(8,002)**
Amortization expense [2]	-	(174)	(825)	(779)	(457)	(2,235)
Rescissions / disposals	-	-	834	-	136	970
Exchange variation	-	(126)	(451)	-	(174)	(751)
Other [3]	-	10	(32)	(12)	327	293
Balance at 12/31/2020	**-**	**(1,347)**	**(3,680)**	**(3,288)**	**(1,410)**	**(9,725)**
Impairment (Note 2.4h)						
Balance at 12/31/2019	**-**	**-**	**(171)**	**(370)**	**-**	**(541)**
Incresase	(5,772)	(789)	(33)	(13)	-	(6,607)
Disposals	-	-	-	-	-	-
Balance at 12/31/2020	**(5,772)**	**(789)**	**(204)**	**(383)**	**-**	**(7,148)**
Book value						
Balance at 12/31/2020	**8,187**	**686**	**2,600**	**3,993**	**1,864**	**17,330**

(1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (594) (R$ (519) from 01/01 to 12/31/2019) are disclosed in the General and administrative expenses (Note 23).

(3) Includes the total amount of R$ 17 related to the hyperinflationary adjustment for Argentina.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.58

Note 15 - Deposits

	03/31/2021			12/31/2020		
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	**370,828**	**308,810**	**679,638**	**376,139**	**297,995**	**674,134**
Savings deposits	183,265	-	183,265	179,470	-	179,470
Interbank deposits	4,476	267	4,743	3,185	245	3,430
Time deposits	183,087	308,543	491,630	193,484	297,750	491,234
Non-interest bearing deposits	**141,741**	**-**	**141,741**	**134,876**	**-**	**134,876**
Demand deposits	141,657	-	141,657	134,805	-	134,805
Other deposits	84	-	84	71	-	71
Total	**512,569**	**308,810**	**821,379**	**511,015**	**297,995**	**809,010**

Note 16 – Financial liabilities designated at fair value through profit or loss

	03/31/2021			12/31/2020		
	Current	Non-current	Total	Current	Non-current	Total
Structured notes						
Debt securities	1	128	129	11	132	143
Total	**1**	**128**	**129**	**11**	**132**	**143**

The effect of credit risk of these instruments is not significant at 03/31/2021 and 12/31/2020.

Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.59

Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds

a) Securities sold under repurchase agreements

The table below shows the breakdown of funds:

	Interest rate (p.a.)	03/31/2021			12/31/2020		
		Current	Non-current	Total	Current	Non-current	Total
Assets pledged as collateral		**74,475**	**226**	**74,701**	**45,961**	**564**	**46,525**
Government securities	2.32% to 2.65%	49,028	-	49,028	22,088	-	22,088
Corporate securities	50% of CDI to 88% of CDI	21,243	-	21,243	20,773	-	20,773
Own issue	82.5% of CDI to 16.40%	1,169	19	1,188	1,965	20	1,985
Foreign	0.02% to 2.20%	3,035	207	3,242	1,135	544	1,679
Assets received as collateral	**2.13% to 2.65%**	**115,771**	**-**	**115,771**	**151,370**	**-**	**151,370**
Right to sell or repledge the collateral	**-1.5% to 10.0%**	**7,624**	**56,182**	**63,806**	**27,851**	**47,618**	**75,469**
Total		**197,870**	**56,408**	**254,278**	**225,182**	**48,182**	**273,364**

b) Interbank market funds

	Interest rate (p.a.)	03/31/2021			12/31/2020		
		Current	Non-current	Total	Current	Non-current	Total
Financial bills	2.22% to 31.10%	24,877	15,851	40,728	21,898	21,691	43,589
Real state credit bills	1.68% to 11.58%	3,951	1,430	5,381	2,600	1,605	4,205
Agribusiness credit bills	1.76% to 11.03%	8,370	3,694	12,064	10,166	4,119	14,285
Guaranteed real state notes	2.11% to 9.08%	426	13,956	14,382	437	10,592	11,029
Import and export financing	0% to 9.60%	56,889	20,253	77,142	56,148	15,322	71,470
On-lending-domestic	0% to 18%	3,654	7,149	10,803	3,672	7,785	11,457
Total (*)		**98,167**	**62,333**	**160,500**	**94,921**	**61,114**	**156,035**

(*) Comprises R$ 34,029 (R$ 34,372 at 12/31/2020) pegged to Libor and with no amount pegged to Euribor (with no amount at 12/31/2020).

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency.

c) Institutional market funds

	Interest rate (p.a.)	03/31/2021			12/31/2020		
		Current	Non-current	Total	Current	Non-current	Total
Subordinated debt (1)	0.98% to 35.73%	13,155	63,432	76,587	12,125	62,791	74,916
Obligations on securities abroad	-0.04% to 29.75%	7,155	59,510	66,665	6,636	55,797	62,433
Raisings through Structured Operations Certificates (2)	1.49% to 11.12%	627	376	1,003	578	381	959
Total		**20,937**	**123,318**	**144,255**	**19,339**	**118,969**	**138,308**

(1) At 03/31/2021, the amount of R$ 37,403 (R$ 41,000 at 12/31/2020) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 4,192, on March 01, 2013.

(2) At 03/31/2021, the fair value of raisings through Structured Operations Certificates issued is R$ 1,046 (R$ 1,018 at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.60

Note 18—Other assets and liabilities a) Other assets 03/31/2021 12/31/2020 Financial 91,305 93,261 At Amortized Cost 91,293 93,255 Receivables from credit card issuers 41,648 43,511 Deposits in guarantee for contingent liabilities, provisions and legal obligations (Note 29e) 12,696 12,693 Trading and intermediation of securities 25,895 28,254 Income receivable 3,303 2,979 Operations without credit granting characteristics, net of provisions 4,664 3,476 Insurance and reinsurance operations 1,419 1,322 Net amount receivables from reimbursement of provisions (Note 29d) 919 919 Deposits in guarantee of fund raisings abroad 458 101 Other 291 - At Fair Value Through Profit or Loss 12 6 Other financial assets 12 6 Non-financial 16,781 15,773 Sundry foreign 1,556 717 Prepaid expenses 4,640 4,404 Sundry domestic 2,388 2,555 Assets of post-employment benefit plans (Note 26e) 581 585 Lease right-of-use 4,964 4,908 Other 2,652 2,604 Current 89,392 90,337 Non-current 18,694 18,697 b) Other liabilities 03/31/2021 12/31/2020 Financial 113,806 118,929 At Amortized Cost 113,795 118,924 Credit card operations 83,078 92,580 Trading and intermediation of securities 20,016 15,121 Foreign exchange portfolio 470 859 Finance leases 5,177 5,069 Other 5,054 5,295 At Fair Value Through Profit or Loss 11 5 Other financial liabilities 11 5 Non-financial 47,011 38,511 Funds in transit 20,801 16,071 Charging and collection of taxes and similar 8,132 339 Social and statutory 2,943 6,759 Deferred income 3,417 3,201 Sundry domestic 2,605 3,023 Personnel provision 2,102 1,900 Provision for sundry payments 2,587 2,576 Obligations on official agreements and rendering of payment services 1,065 1,326 Liabilities from post-employment benefit plans (Note 26e) 2,090 2,083 Other 1,269 1,233 Current 151,358 147,993 Non-current 9,459 9,447 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.61

Note 19 – Stockholders' equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

	03/31/2021			
	Number			Amount
	Common	Preferred	Total	
Residents in Brazil at 12/31/2020	4,929,824,281	1,820,159,657	6,749,983,938	66,885
Residents abroad at 12/31/2020	28,466,078	3,025,685,332	3,054,151,410	30,263
Shares of capital stock at 12/31/2020	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Shares of capital stock at 03/31/2021	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Residents in Brazil at 03/31/2021	4,932,126,644	1,816,823,191	6,748,949,835	66,875
Residents abroad at 03/31/2021	26,163,715	3,029,021,798	3,055,185,513	30,273
Treasury shares at 12/31/2020 (1)	-	**41,678,452**	**41,678,452**	**(907)**
Result from delivery of treasury shares	-	(17,202,543)	(17,202,543)	374
Treasury shares at 03/31/2021 (1)	-	**24,475,909**	**24,475,909**	**(533)**
Outstanding shares at 03/31/2021	**4,958,290,359**	**4,821,369,080**	**9,779,659,439**	
Outstanding shares at 12/31/2020	**4,958,290,359**	**4,804,166,537**	**9,762,456,896**	

	12/31/2020			
	Number			Amount
	Common	Preferred	Total	
Residents in Brazil at 12/31/2019	4,931,023,416	1,665,657,332	6,596,680,748	65,366
Residents abroad at 12/31/2019	27,266,943	3,180,187,657	3,207,454,600	31,782
Shares of capital stock at 12/31/2019	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Shares of capital stock at 12/31/2020	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Residents in Brazil at 12/31/2020	4,929,824,281	1,820,159,657	6,749,983,938	66,885
Residents abroad at 12/31/2020	28,466,078	3,025,685,332	3,054,151,410	30,263
Treasury shares at 12/31/2019 (1)	-	**58,533,585**	**58,533,585**	**(1,274)**
Result from delivery of treasury shares	-	(16,855,133)	(16,855,133)	367
Treasury shares at 12/31/2020 (1)	-	**41,678,452**	**41,678,452**	**(907)**
Outstanding shares at 12/31/2020	**4,958,290,359**	**4,804,166,537**	**9,762,456,896**	
Outstanding shares at 12/31/2019	**4,958,290,359**	**4,787,311,404**	**9,745,601,763**	

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

Below is the average cost of treasury shares and their market price in reais. In 2021, there was none acquisition of treasury shares.

Cost / market value	03/31/2021	
	Common	Preferred
Average cost	-	21.76
Market value at 03/31/2021	25.11	27.97

Cost / market value	12/31/2020	
	Common	Preferred
Average cost	-	21.76
Market value at 12/31/2020	27.93	31.63

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.62

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Calculation of dividends and interest on capital

	03/31/2021
Statutory net income	5,405
Adjustments:	
(-) Legal reserve - 5%	(270)
Dividend calculation basis	**5,135**
Minimum mandatory dividend - 25%	1,284
Dividends and Interest on Capital Paid / Accrued	**1,284**

II - Stockholders' compensation

	03/31/2021			
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / Prepaid		**293**	**-**	**293**
Dividends - 2 monthly installments paid from February to March 2021	0.0150	293	-	293
Accrued (Recorded in Other Liabilities - Social and Statutory)		**1,140**	**(149)**	**991**
Dividends - 1 monthly installment paid on 04/01/2021	0.0150	146	-	146
Interest on capital - credited on 03/16/2021 to be paid until 12/31/2021	0.0430	495	(74)	421
Interest on capital	0.0433	499	(75)	424
Total from 01/01 to 03/31/2021		**1,433**	**(149)**	**1,284**
Total from 01/01 to 03/31/2020		**850**	**-**	**850**

c) Capital reserves and profit reserves

	03/31/2021	12/31/2020
Capital reserves	**2,024**	**2,326**
Premium on subscription of shares	284	284
Share-based payment	1,736	2,038
Reserves from tax incentives, restatement of equity securities and other	4	4
Profit reserves	**52,066**	**47,347**
Legal (1)	12,544	12,274
Statutory (2)(3)	51,039	46,590
Corporate reorganizations (Note 2.4 a IV)	(11,517)	(11,517)
Total reserves at parent company	**54,090**	**49,673**

(1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.

(2) Its main purpose is to ensure the yield flow to shareholders.

(3) Includes R$ 270 refers to net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.63

d) Non-controlling interests

	Stockholders' equity		Income	
	03/31/2021	12/31/2020	01/01 to 03/31/2021	01/01 to 03/31/2020
Itaú CorpBanca	10,865	9,891	440	178
Itaú CorpBanca Colômbia S.A.	514	491	19	(13)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	619	580	39	37
Luizacred S.A. Soc. Cred. Financiamento Investimento	403	385	18	5
Other	118	185	20	12
Total	**12,519**	**11,532**	**536**	**219**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.64

Note 20 – Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on share-based payment plans are presented in the table below: 01/01 to 01/01 to 03/31/2021 03/31/2020 Partner Plan (35) (52) Share-based plan (103) (92) Total (138) (144) l – Partner Plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Change in the Partner Program 01/01 to 01/01 to 03/31/2021 03/31/2020 Quantity Quantity Opening balance 36,291,760 39,305,211 New 8,094,693 10,473,405 Delivered (11,652,700) (11,408,109) Cancelled (93,412) - Closing balance 32,640,341 38,370,507 Weighted average of remaining contractual life (years) 2.55 2.46 Market value weighted average (R$) 20.27 23.37 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.65

II—Variable compensation In this plan, 50% of variable compensation of managers is paid in cash and 50% is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third per year, will be contingent upon the executive’s permancence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 03/31/2021 03/31/2020 Quantity Quantity Opening balance 27,407,231 20,220,934 New 12,493,779 11,016,653 Delivered (10,512,278) (10,302,620) Cancelled (157,683) (9,763) Closing balance 29,231,049 20,925,204 Market value weighted average (R$) 28.63 33.75 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.66

Note 21—Interest and similar income and expenses and Income of financial assets and liabilities at fair value through profit or loss a) Interest and similar income 01/01 to 01/01 to 03/31/2021 03/31/2020 Compulsory deposits in the Central Bank of Brazil 421 823 Interbank deposits 284 486 Securities purchased under agreements to resell 2,082 3,657 Financial assets at fair value through other comprehensive income 5,124 5,467 Financial assets at amortized cost 1,124 702 Loan operations 20,854 24,520 Other financial assets 85 (346) Total 29,974 35,309 b) Interest and similar expense 01/01 to 01/01 to 03/31/2021 03/31/2020 Deposits (2,892) (5,341) Securities sold under repurchase agreements (979) (2,675) Interbank market funds (9,487) (24,230) Institutional market funds (2,308) (2,274) Financial expense from technical provisions for insurance and private pension 332 4,807 Other — (31) Total (15,334) (29,744) c) Income of financial assets and liabilities at fair value through profit or loss 01/01 to 01/01 to 03/31/2021 03/31/2020 Securities (1,626) (5,925) Derivatives (*) 7,401 (2,712) Financial assets designated at fair value through profit or loss (415) (483) Other financial assets at fair value through profit or loss 19 -Financial liabilities at fair value through profit or loss (30) -Financial liabilities designated at fair value 15 52 Total 5,364 (9,068) (*) Includes the ineffective derivatives portion related to hedge accounting. During the period ended 03/31/2021, ITAÚ UNIBANCO HOLDING derecognized/(recognized) R$ 414 of Expected Losses (R$ (733) at 03/31/2020) with reversal of R$ 2 for Financial Assets – Fair Value through Other Comprehensive Income (R$ (47) at 03/31/2020) and reversal of R$ 412 for Financial Assets –Amortized Cost (R$ (686) at 03/31/2020). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.67

Note 22—Commissions and Banking Fees 01/01 to 01/01 to 03/31/2021 03/31/2020 Credit and debit cards 3,510 3,694 Current account services 1,915 2,053 Asset management 1,736 1,854 Funds 1,550 1,688 Consortia 186 166 Credit operations and financial guarantees provided 587 605 Credit operations 293 263 Financial guarantees provided 294 342 Collection services 487 474 Advisory services and brokerage 796 773 Custody services 151 137 Other 621 492 Total 9,803 10,082 Note 23—General and administrative expenses 01/01 to 01/01 to 03/31/2021 03/31/2020 Personnel expenses (7,557) (5,969) Compensation (2,522) (2,364) Employees’ profit sharing (1,226) (984) Welfare benefits (1,065) (979) Provision for labor claims and dismissals (1,852) (759) Payroll charges (833) (779) Share-based payment (Note 20) (35) (52) Training (15) (25) Other (9) (27) Administrative expenses (3,747) (3,661) Third party services (1,238) (1,137) Data processing and telecommunications (962) (921) Installations (369) (442) Advertising, promotions and publicity (252) (261) Financial services expenses (276) (227) Security (184) (172) Transportation (68) (94) Materials (89) (68) Travel expenses (9) (52) Other (300) (287) Depreciation and Amortization (1,307) (1,211) Other expenses (3,844) (2,065) Selling—credit cards (1,165) (1,346) Claims losses (213) (212) Loss on sale of other assets, fixed assets and investments in associates (78) (124) and joint ventures Provision for lawsuits civil (Note 29) (242) (220) Provision for tax and social security lawsuits (70) 493 Refund of interbank costs (77) (64) Other (1,999) (592) Total (16,455) (12,906) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.68

Note 24 – Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% Social contribution on net income (*) 20.00% (*) Constitutional Amendment (EC) No. 103/2019: disseminated on November 12, 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, that was changed to 20% as from March 1, 2020. For the other financial subsidiaries and equivalent companies, the tax rate remains at 15%, and for the non-financial ones at 9%. a) Expenses for taxes and contributions Breakdown of income tax and social contribution calculation: 01/01 to 01/01 to Due on operations for the period 03/31/2021 03/31/2020 Income / (loss) before income tax and social contribution 8,538 (9,287) Charges (income tax and social contribution) at the rates in effect (3,842) 4,179 Increase / decrease in income tax and social contribution charges arising from: Share of profit or (loss) of associates and joint ventures 65 68 Foreign exchange variation on investments abroad 599 6,456 Interest on capital 665 726 Other nondeductible expenses net of non taxable income (*) (825) (15,477) Income tax and social contribution expenses (3,338) (4,048) Related to temporary differences Increase / (reversal) for the period 1,020 17,013 (Expenses) / Income from deferred taxes 1,020 17,013 Total income tax and social contribution expenses (2,318) 12,965 (*) Includes temporary (additions) and exclusions. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.69

b) Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by:

	12/31/2020	Realization / Reversal	Increase	03/31/2021
Reflected in income	**60,248**	**(13,977)**	**15,346**	**61,617**
Provision for expected loss	27,933	(1,380)	1,288	27,841
Related to tax losses and social contribution loss carryforwards	5,528	(637)	2,551	7,442
Provision for profit sharing	1,903	(1,903)	907	907
Provision for devaluation of securities with permanent impairment	1,570	(336)	165	1,399
Provisions	5,845	(307)	686	6,224
Civil lawsuits	1,331	(137)	103	1,297
Labor claims	3,056	(146)	558	3,468
Tax and social security lawsuits	1,458	(24)	25	1,459
Legal obligations	774	-	26	800
Adjustments of operations carried out on the futures settlement market	52	(52)	53	53
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	8,315	(8,315)	8,029	8,029
Provision relating to health insurance operations	356	-	2	358
Other	7,972	(1,047)	1,639	8,564
Reflected in stockholders' equity	**1,375**	**(521)**	**200**	**1,054**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	60	-	200	260
Cash flow hedge	758	(521)	-	237
Other	557	-	-	557
Total (1) (2)	**61,623**	**(14,498)**	**15,546**	**62,671**

(1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 57,837 and R$ 299, respectively.

(2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

	12/31/2019	Realization / Reversal	Increase	12/31/2020
Reflected in income	**43,380**	**(12,631)**	**29,499**	**60,248**
Provision for expected loss	22,860	(3,885)	8,958	27,933
Related to tax losses and social contribution loss carryforwards	2,585	(540)	3,483	5,528
Provision for profit sharing	2,162	(2,162)	1,903	1,903
Provision for devaluation of securities with permanent impairment	1,530	(877)	917	1,570
Provisions	6,208	(2,064)	1,701	5,845
Civil lawsuits	1,413	(547)	465	1,331
Labor claims	3,251	(1,338)	1,143	3,056
Tax and social security lawsuits	1,544	(179)	93	1,458
Legal obligations	723	(7)	58	774
Adjustments of operations carried out in futures settlement market	84	(84)	52	52
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	738	(738)	8,315	8,315
Provision relating to health insurance operations	348	-	8	356
Other	6,142	(2,274)	4,104	7,972
Reflected in stockholders' equity	**2,354**	**(1,191)**	**212**	**1,375**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	766	(762)	56	60
Cash flow hedge	1,187	(429)	-	758
Other	401	-	156	557
Total (1) (2)	**45,734**	**(13,822)**	**29,711**	**61,623**

(1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 56,583 and R$ 421, respectively.

(2) At 12/31/2019, deferred tax asset balance comprised its annual revaluation and effects caused by EC 103/2019 in tax rate of the Social Contribution on Net Income, which was increased from 15% to 20%, reaching the institutions set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$ 1,614.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.70

II - The deferred tax liabilities and its changes are represented by:

	12/31/2020	Realization / reversal	Increase	03/31/2021
Reflected in income	**4,853**	**(744)**	**973**	**5,082**
Depreciation in excess finance lease	145	(2)	-	143
Adjustment of deposits in guarantee and provisions	1,404	(1)	8	1,411
Post-employment benefits	180	(12)	1	169
Adjustments of operations carried out on the futures settlement market	452	(452)	817	817
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	136	(136)	34	34
Taxation of results abroad – capital gains	644	-	29	673
Other	1,892	(141)	84	1,835
Reflected in stockholders' equity	**608**	**(580)**	**23**	**51**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	601	(577)	23	47
Cash flow hedge	4	(3)	-	1
Post-employment benefits	3	-	-	3
Total (*)	**5,461**	**(1,324)**	**996**	**5,133**

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 57,837 and R$ 299, respectively.

	12/31/2019	Realization / reversal	Increase	12/31/2020
Reflected in income	**6,610**	**(2,951)**	**1,194**	**4,853**
Depreciation in excess finance lease	202	(57)	-	145
Adjustment of deposits in guarantee and provisions	1,531	(133)	6	1,404
Post-employment benefits	282	(111)	9	180
Adjustments of operations carried out on the futures settlement market	1,330	(1,330)	452	452
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	1,149	(1,149)	136	136
Taxation of results abroad – capital gains	581	-	63	644
Other	1,535	(171)	528	1,892
Reflected in stockholders' equity	**1,268**	**(859)**	**199**	**608**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	1,228	(826)	199	601
Cash flow hedge	30	(26)	-	4
Post-employment benefits	10	(7)	-	3
Total (*)	**7,878**	**(3,810)**	**1,393**	**5,461**

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 56,583 and R$ 421, respectively.

III - The estimate of realization and present value of deferred tax assets and deferred tax liabilities are:

Year of realization	Deferred tax assets						Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%				
2021	10,856	19.7%	2,930	39.3%	13,786	22.0%	(277)	5.4%	13,509	23.5%
2022	15,490	28.0%	552	7.4%	16,042	25.6%	(695)	13.6%	15,347	26.7%
2023	13,853	25.1%	622	8.4%	14,475	23.1%	(64)	1.2%	14,411	25.0%
2024	3,655	6.6%	633	8.5%	4,288	6.8%	(54)	1.1%	4,234	7.4%
2025	2,362	4.3%	645	8.7%	3,007	4.8%	(115)	2.2%	2,892	5.0%
After 2025	9,013	16.3%	2,060	27.7%	11,073	17.7%	(3,928)	76.5%	7,145	12.4%
Total	**55,229**	**100.0%**	**7,442**	**100.0%**	**62,671**	**100.0%**	**(5,133)**	**100.0%**	**57,538**	**100.0%**
Present value (*)	**51,275**		**6,843**		**58,118**		**(4,311)**		**53,807**	

(*) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and services fees and others factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income.

IV - At 03/31/2021, deferred tax assets not accounted for correspond to R$ 1,901 and result from Management's evaluation of their perspectives of realization in the long term (R$ 780 at 12/31/2020) .

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.71

c) Tax liabilities 03/31/2021 12/31/2020 Taxes and contributions on income payable 47 970 Other Taxes and Contributions payable 1,824 1,908 Deferred tax liabilities (Note 24b II) 299 421 Other 2,921 2,411 Total 5,091 5,710 Current 4,168 4,819 Non-current 923 891 Note 25 – Earnings per share a) Basic earnings per share Net income attributable to ITAÚ UNIBANCO HOLDING’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 01/01 to 01/01 to 03/31/2021 03/31/2020 Net income attributable to owners of the parent company 5,684 3,459 Minimum non-cumulative dividends on preferred shares (105) (105) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (109) (109) Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners: Common 2,776 1,650 Preferred 2,694 1,595 Total net income available to equity owners: Common 2,885 1,759 Preferred 2,799 1,700 Weighted average number of outstanding shares Common 4,958,290,359 4,958,290,359 Preferred 4,810,249,528 4,792,863,835 Basic earnings per share – R$ Common 0.58 0.35 Preferred 0.58 0.35 b) Diluted earnings per share Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 01/01 to 01/01 to 03/31/2021 03/31/2020 Net income available to preferred equity owners 2,799 1,700 Dividends on preferred shares after dilution effects 9 5 Net income available to preferred equity owners considering preferred shares after the dilution effect 2,808 1,705 Net income available to ordinary equity owners 2,885 1,759 Dividend on preferred shares after dilution effects (9) (5) Net income available to ordinary equity owners considering preferred shares after the dilution effect 2,876 1,754 Adjusted weighted average of shares Common 4,958,290,359 4,958,290,359 Preferred 4,840,038,363 4,820,538,297 Preferred 4,810,249,528 4,792,863,835 Incremental as per share-based payment plans 29,788,835 27,674,462 Diluted earnings per share – R$ Common 0.58 0.35 Preferred 0.58 0.35 There was no potentially antidulitive effect of the shares in share-based payment plans, excluded from the calculation of diluted earnings per share (18,864 preferred shares at 03/31/2020). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.72

Note 26 – Post-employment benefits

ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plan:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments accumulated balance by the participant on the retirement date.

Below is a list of benefit plans and their modalities:

Entity	Benefit Plan	Modality
Fundação Itaú Unibanco – Previdência Complementar - FIU	Supplementary Retirement Plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev Benefit Plan 002 Benefit Plan Prebeg Benefit Plan UBB PREV Defined Benefit Plan Benefit Plan II Itaulam Basic Plan Itaucard Defined Benefit Plan Itaú Unibanco Main Retirement Plan	Defined Benefit
	Itaubanco Defined Contribution Plan Itaubank Retirement Plan Redecard Pension Plan	Defined Contribution
	Unibanco Pension Plan – Intelligent Future Itaulam Supplementary Plan Itaucard Variable Contribution Plan Itaú Unibanco Supplementary Retirement Plan	Variable Contribution
FUNBEP – Fundo de Pensão Multipatrocinado	Benefit Plan I	Defined Benefit
	Benefit Plan II	Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.73

a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

	03/31/2021	12/31/2020
Discount rate (1)	7.64% p.a.	7.64% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Experience 2008/2010	Itaú Experience 2008/2010
Future salary growth	4.00% to 7.12% p.a.	4.00% to 7.12% p.a.
Growth of the pension fund benefits	4.00% p.a.	4.00% p.a.
Inflation	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
(2) Correspond to those disclosed by SOA – "Society of Actuaries", by applying a 10% increase in the probabilities of survival regarding the respective basic tables.
(3) Updated to the new expectation of mass behavior.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- Financial Risk – the actuarial liability is calculated by adopting a discount, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- Demographic Risk – plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.74

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Fixed income securities	**21,268**	**21,172**	**91.1%**	**91.2%**
Quoted in an active market	20,847	20,804	89.3%	89.6%
Non quoted in an active market	421	368	1.8%	1.6%
Variable income securities	**1,363**	**1,387**	**5.8%**	**5.9%**
Quoted in an active market	1,352	1,378	5.8%	5.9%
Non quoted in an active market	11	9	0.0%	0.0%
Structured investments	**130**	**82**	**0.6%**	**0.4%**
Quoted in an active market	-	-	0.0%	0.0%
Non quoted in an active market	130	82	0.6%	0.4%
Real estate	**504**	**506**	**2.2%**	**2.2%**
Loans to participants	**78**	**78**	**0.3%**	**0.3%**
Total	**23,343**	**23,225**	**100.00%**	**100.0%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2020), and real estate rented to group companies, with a fair value of R$ 423 (R$ 410 at 12/31/2020).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. ITAÚ UNIBANCO HOLDING used the percentage of 4% p.a. for medical inflation and the percentage of 3% p.a. for aging factor, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.75

e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

	03/31/2021								
	BD and CV plans				CD plans			Other post-employment benefits	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**23,225**	**(20,662)**	**(3,642)**	**(1,079)**	**1,454**	**(951)**	**503**	**(922)**	**(1,498)**
Amounts recognized in income (1+2+3+4)	**427**	**(393)**	**(67)**	**(33)**	**13**	**(18)**	**(5)**	**(17)**	**(55)**
1 - Cost of current service	-	(13)	-	(13)	-		-		(13)
2 - Cost of past service	-	-	-	-	-		-		-
3 - Net interest [(1)]	427	(380)	(67)	(20)	28	(18)	10	(17)	(27)
4 - Other expenses [(2)]	-	-	-	-	(15)	-	(15)	-	(15)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)	**3**	**(7)**	**1**	**(3)**	**-**	**-**	**-**	**-**	**(3)**
5 - Effects on asset ceiling	-	-	1	1	-	-	-	-	1
6 - Remeasurements	-	-	-	-	-	-	-	-	-
7 - Exchange variation	3	(7)	-	(4)	-	-	-	-	(4)
Other (8+9)	**(312)**	**328**	**-**	**16**	**-**	**-**	-	**31**	**47**
8 - Benefits paid	(328)	328	-	-	-	-	-	31	31
9 - Contributions and investments from sponsor	16		-	16	-	-	-	-	16
Amounts at end of the period	**23,343**	**(20,734)**	**(3,708)**	**(1,099)**	**1,467**	**(969)**	**498**	**(908)**	**(1,509)**
Amount recognized in Assets (Note 18a)				83			498		581
Amount recognized in Liabilities (Note 18b)				(1,182)				(908)	(2,090)

	12/31/2020								
	BD and CV plans				CD plans			Other post-employment benefits	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**22,732**	**(19,659)**	**(3,761)**	**(688)**	**1,475**	**(849)**	**626**	**(967)**	**(1,029)**
Amounts recognized in income (1+2+3+4)	**1,731**	**(1,578)**	**(287)**	**(134)**	**20**	**(65)**	**(45)**	**(76)**	**(255)**
1 - Cost of current service	-	(80)	-	(80)	-	-	-	-	(80)
2 - Cost of past service	-	(1)	-	(1)	-	-	-	-	(1)
3 - Net interest [(1)]	1,731	(1,497)	(287)	(53)	112	(65)	47	(76)	(82)
4 - Other expenses [(2)]	-	-	-	-	(92)	-	(92)	-	(92)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)	**(75)**	**(669)**	**406**	**(338)**	**(41)**	**(37)**	**(78)**	**6**	**(410)**
5 - Effects on asset ceiling	-	-	406	406	-	(37)	(37)	-	369
6 - Remeasurements	(113)	(588)	-	(701)	(41)	-	(41)	6	(736)
Changes in demographic assumptions	-	(11)	-	(11)	-	-	-	-	(11)
Changes in financial assumptions	-	13	-	13	-	-	-	12	25
Experience of the plan [(3)]	(113)	(590)	-	(703)	(41)	-	(41)	(6)	(750)
7 - Exchange variation	38	(81)	-	(43)	-	-	-	-	(43)
Other (8+9)	**(1,163)**	**1,244**	**-**	**81**	**-**	**-**	-	**115**	**196**
8 - Benefits paid	(1,244)	1,244	-	-	-	-	-	115	115
9 - Contributions and investments from sponsor	81	-	-	81	-	-	-	-	81
Amounts at end of the period	**23,225**	**(20,662)**	**(3,642)**	**(1,079)**	**1,454**	**(951)**	**503**	**(922)**	**(1,498)**
Amount recognized in Assets (Note 18a)				82			503	-	585
Amount recognized in Liabilities (Note 18b)				(1,161)			-	(922)	(2,083)

(1) Corresponds to the amount calculated on 01/01/2021 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 7.64% p.a. (on 01/01/2020 the rate used was 7.64% p.a.).

(2) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.

(3) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.76

f) Defined benefit contribution

	Estimated contribution	Contributions made	
	2021	01/01 to 03/31/2021	01/01 to 03/31/2020
Retirement plan - FIU	47	6	7
Retiremente plan - FUNBEP	3	1	1
Total	**50**	**7**	**8**

g) Maturity profile of defined benefit liabilities

	Duration (*)	2021	2022	2023	2024	2025	2026 to 2030
Pension plan - FIU	11.65	882	915	949	985	1,021	5,595
Pension plan - FUNBEP	10.51	457	472	488	503	517	2,757
Other post-employment benefits	9.51	124	125	136	131	35	198
Total		**1,463**	**1,512**	**1,573**	**1,619**	**1,573**	**8,550**

(*) Average duration of plan´s actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders´ equity (Other Comprehensive Income) (*)	Present value of liability	Income	Stockholders´ equity (Other Comprehensive Income) (*)
Discount rate						
Increase by 0.5%	(1,019)	-	346	(39)	-	39
Decrease by 0.5%	1,116	-	(533)	44	-	(44)
Mortality table						
Increase by 5%	(281)	-	94	(14)	-	14
Decrease by 5%	295	-	(99)	15	-	(15)
Medical inflation						
Increase by 1%	-	-	-	101	-	(101)
Decrease by 1%	-	-	-	(81)	-	81

(*) Net of effects of asset ceiling

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.77

Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance—SUSEP. I – Insurance A contract entered into by the parties to protect the customer’s assets, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks. The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty insurance, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: • PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income; • VGBL—Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income; and FGB – Benefit Generating Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical provision for insurance and private pensions The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: • Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; • Provision for unsettled claims (PSL)—this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; • Provision for claims incurred and not reported (IBNR)—this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; • Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.78

- **Mathematical provisions for benefits granted (PMBC) -** recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred;

- **Provision for financial surplus (PEF) -** it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product;

- **Supplemental Coverage Reserve (PCC) -** recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations;

- **Provision for redemptions and other amounts to be regularized (PVR) -** this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted;

- **Provision for related expenses (PDR) -** recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur.

IV - Main information related to Insurance and Private Pension operations

a) Indexes

Main Insurance Lines	Sales ratio %		Loss ratio %	
	01/01 to 03/31/2021	01/01 to 03/31/2020	01/01 to 03/31/2021	01/01 to 03/31/2020
Group Accident Insurance	32.4	34.3	13.0	9.2
Individual Accident Insurance	19.0	18.7	23.6	26.8
Credit Life Insurance	23.4	24.4	23.0	19.4
Random Events	23.2	23.7	35.4	34.7
Multiple Peril	43.2	45.5	29.6	74.9
Mortagage Insurance in Market Policies – Credit Life Insurance	20.3	20.3	17.8	13.0
Group Life	23.8	24.2	52.5	35.6

b) Revenues from insurance premiuns and private pension

Main lines	Premiums and contributions	
	01/01 to 03/31/2021	01/01 to 03/31/2020
Group Accident Insurance	210	212
Individual Accident Insurance	43	50
Disability Savings Pension	60	66
PGBL	447	471
Credit Life Insurance	190	185
Random Events	49	56
Multiple Peril	122	81
Mortagage Insurance in Market Policies – Credit Life Insurance	91	78
Traditional	27	27
VGBL	1,780	2,626
Group Life	275	223
Other lines	172	156
Total	**3,466**	**4,231**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.79

c) Technical provisions balances

	03/31/2021			12/31/2020		
	Insurance	Private Pension	Total	Insurance	Private Pension	Total
Unearned premiums (PPNG)	2,387	11	2,398	2,298	12	2,310
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	19	212,079	212,098	17	215,216	215,233
Redemptions and Other Unsettled Amounts (PVR)	17	379	396	16	332	348
Financial surplus (PEF)	2	651	653	2	655	657
Unsettled claims (PSL)	514	75	589	515	68	583
Claims / events incurred but not reported (IBNR)	314	22	336	294	22	316
Related Expenses (PDR)	29	90	119	29	88	117
Other provisions	132	1,302	1,434	132	1,304	1,436
Total	**3,414**	**214,609**	**218,023**	**3,303**	**217,697**	**221,000**
Current	**2,627**	**579**	**3,206**	**2,537**	**526**	**3,063**
Non-current	**787**	**214,030**	**214,817**	**766**	**217,171**	**217,937**

d) Change in technical provisions

	03/31/2021			12/31/2020		
	Insurance	Private pension	Total	Insurance	Private pension	Total
Opening balance - 01/01	**3,303**	**217,697**	**221,000**	**3,688**	**214,646**	**218,334**
(+) Additions arising from premiums / contributions	1,149	2,280	3,429	4,176	10,389	14,565
(-) Deferral due to elapsed risk	(1,063)	-	(1,063)	(4,221)	-	(4,221)
(-) Payment of claims / benefits	(348)	(91)	(439)	(1,263)	(364)	(1,627)
(+) Reported claims	331	-	331	1,322	-	1,322
(-) Redemptions	-	(4,123)	(4,123)	-	(15,431)	(15,431)
(+/-) Net Portability	-	(725)	(725)	-	563	563
(+) Adjustment of reserves and financial surplus	4	(422)	(418)	12	7,837	7,849
(+/-) Other (increase / reversal)	34	(7)	27	(190)	57	(133)
(+/-) Corporate Reorganization	4	-	4	(221)	-	(221)
Closing balance	**3,414**	**214,609**	**218,023**	**3,303**	**217,697**	**221,000**

Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBANCO HOLDING establishes the assumptions that influence the assessment of technical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to the executive's approval. The effects on assumptions are recognized in income for the period in which they occurred.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.80

V - Deferred acquisition costs

They are recorded in assets and charges are shown in the table below:

	03/31/2021	12/31/2020
Opening Balance - 01/01	**496**	**495**
Increase	297	1,089
Amortization	(274)	(1,088)
Closing Balance	**519**	**496**
Balance to be amortized in up to 12 months	396	380
Balance to be amortized after 12 months	123	116

VI - Table of Claims Development

The amounts shown in the tables express the position at 12/31/2020, since the actuarial calculations are made on a half-yearly basis:

Provision for unsettled claims (PSL)	**583**
(-) IBNER	245
(-) Reinsurance	20
(-) Retrocession and other estimates	(19)
Liability claims presented in the claims development table (a + b)	**337**

The amount of obligations of the ITAÚ UNIBANCO HOLDING may change. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

a) Administratives claims - net of reinsurance

Occurrence date	12/31/2016	12/31/2017	12/31/2018	12/31/2019	12/31/2020	Total
At the end of reporting period	938	934	993	1,149	1,222	
After 1 year	981	977	1,012	1,132		
After 2 years	1,001	975	1,014			
After 3 years	1,078	973				
After 4 years	1,075					
Current estimate	1,075	973	1,014	1,132	1,222	
Accumulated payments through base date	1,058	960	1,000	1,117	1,122	5,257
Liabilities recognized in the balance sheet	17	13	14	15	100	159
Liabilities in relation to prior periods						26
Total administratives claims						**185**

b) Judicial claims - net of reinsurance

Occurrence date	12/31/2016	12/31/2017	12/31/2018	12/31/2019	12/31/2020	Total
At the end of reporting period	26	28	16	20	12	
After 1 year	35	40	33	36		
After 2 years	43	51	47			
After 3 years	55	60				
After 4 years	63					
Current estimate	63	60	47	36	12	
Accumulated payments through base date	52	50	35	25	4	166
Liabilities recognized in the balance sheet	11	10	12	11	8	52
Liabilities in relation to prior periods						100
Total judicial claims						**152**

The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.81

VII—Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests for Liability Adequacy semiannually, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in 2020. The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries’ experience, thus representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately. The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio. Demographic tables Demographic tables are instruments to measure the demographic risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows. The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio. Annuity conversion rate The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.82

Note 28 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument.

The following table summarizes the book values and estimated fair values for financial instruments:

		03/31/2021		12/31/2020	
		Book value	Fair value (*)	Book value	Fair value
Cash	(a)	39,369	39,369	46,224	46,224
Financial assets		**1,859,873**	**1,864,109**	**1,851,322**	**1,861,146**
At Amortized Cost		**1,268,601**	**1,272,837**	**1,275,799**	**1,285,623**
Central Bank compulsory deposits	(a)	91,317	91,317	90,059	90,059
Interbank deposits	(b)	73,291	73,489	55,685	55,883
Securities purchased under agreements to resell	(a)	180,690	180,690	239,943	239,943
Securities	(c)	135,477	135,846	129,804	131,159
Loan and Financial Lease	(d)	742,123	745,792	714,104	722,375
Other financial assets	(e)	91,293	91,293	93,255	93,255
(-) Provision for Expected Loss		(45,590)	(45,590)	(47,051)	(47,051)
At Fair Value Through Other Comprehensive Income		**101,796**	**101,796**	**109,942**	**109,942**
Securities	(c)	101,796	101,796	109,942	109,942
At Fair Value Through Profit or Loss		**489,476**	**489,476**	**465,581**	**465,581**
Securities	(c)	414,238	414,238	389,071	389,071
Derivatives	(c)	75,226	75,226	76,504	76,504
Other financial assets		12	12	6	6
Financial liabilities		**1,572,584**	**1,573,997**	**1,579,686**	**1,581,953**
At Amortized Cost		**1,494,207**	**1,495,620**	**1,495,641**	**1,497,908**
Deposits	(b)	821,379	821,356	809,010	808,965
Securities sold under repurchase agreements	(a)	254,278	254,278	273,364	273,364
Interbank market funds	(b)	160,500	160,519	156,035	156,106
Institutional market funds	(b)	144,255	145,672	138,308	140,549
Other financial liabilities	(e)	113,795	113,795	118,924	118,924
At Fair Value Through Profit or Loss		**73,854**	**73,854**	**79,653**	**79,653**
Derivatives	(c)	73,714	73,714	79,505	79,505
Structured notes		129	129	143	143
Other financial liabilities		11	11	5	5
Provision for Expected Loss		**4,523**	**4,523**	**4,392**	**4,392**
Loan Commitments		3,597	3,597	3,485	3,485
Financial Guarantees		926	926	907	907

(*) In the period, the result of Derivatives, as well as Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 113,892 (R$ 110,410 at 12/31/2020) with an estimated fair value of R$ 350 (R$ 520 at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.83

The methods and assumptions used to estimate the fair value are defined below: a) Cash, Central Bank compulsory deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements – The carrying amounts for these instruments are close to their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives – Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows: • Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). • Futures and forwards: Quotations on exchanges or using criteria identical to those applied to swaps.
• Options: Determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. • Credit Derivatives: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loans and financial leases – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits in guarantee (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.84

Level 2: Input that is not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and corporate securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.85

Distribution by level

The following table presents the breakdown of fair value hierarchy levels.

	03/31/2021				12/31/2020			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	**337,005**	**72,429**	**2,197**	**411,631**	**312,572**	**70,791**	**1,968**	**385,331**
Investment funds	470	10,296	-	10,766	576	13,628	-	14,204
Brazilian government securities	298,021	6,928	-	304,949	279,180	6,705	-	285,885
Government securities – other countries	**8,152**	**-**	**-**	**8,152**	**8,210**	**-**	**-**	**8,210**
Argentina	2,100	-	-	2,100	1,498	-	-	1,498
Chile	1,361	-	-	1,361	840	-	-	840
Colombia	1,749	-	-	1,749	3,603	-	-	3,603
United States	2,710	-	-	2,710	2,085	-	-	2,085
Italy	137	-	-	137	130	-	-	130
Mexico	17	-	-	17	5	-	-	5
Paraguay	4	-	-	4	3	-	-	3
Peru	8	-	-	8	5	-	-	5
Uruguay	66	-	-	66	41	-	-	41
Corporate securities	**30,362**	**55,205**	**2,197**	**87,764**	**24,606**	**50,458**	**1,968**	**77,032**
Shares	18,734	4,909	-	23,643	14,176	4,871	-	19,047
Rural product note	-	3,719	67	3,786	-	2,285	64	2,349
Bank deposit certificates	-	774	-	774	-	729	-	729
Real estate receivables certificates	-	-	630	630	-	-	548	548
Debentures	8,790	24,633	1,491	34,914	7,962	20,625	1,350	29,937
Eurobonds and others	2,826	-	4	2,830	2,383	-	-	2,383
Financial bills	-	15,602	5	15,607	-	15,777	6	15,783
Promissory notes	-	4,918	-	4,918	-	5,616	-	5,616
Other	12	650	-	662	85	555	-	640
Other Financial Assets	-	12	-	12	-	6	-	6
Financial assets at fair value through other comprehensive income	**100,478**	**1,318**	**-**	**101,796**	**108,018**	**1,924**	**-**	**109,942**
Brazilian government securities	65,794	1,295	-	67,089	66,701	1,248	-	67,949
Government securities – other countries	**28,749**	**-**	**-**	**28,749**	**34,402**	**-**	**-**	**34,402**
Argentina	13	-	-	13	-	-	-	-
Chile	15,000	-	-	15,000	21,651	-	-	21,651
Colombia	4,461	-	-	4,461	3,986	-	-	3,986
United States	4,133	-	-	4,133	3,750	-	-	3,750
Mexico	1,193	-	-	1,193	1,181	-	-	1,181
Paraguay	3,206	-	-	3,206	2,947	-	-	2,947
Uruguay	743	-	-	743	887	-	-	887
Corporate securities	**5,935**	**23**	**-**	**5,958**	**6,915**	**676**	**-**	**7,591**
Shares	1,101	-	-	1,101	1,382	-	-	1,382
Bank deposit certificates	71	13	-	84	109	198	-	307
Debentures	378	-	-	378	419	470	-	889
Eurobonds and others	4,385	10	-	4,395	5,005	8	-	5,013
Financial assets designated at fair value through profit or loss	**2,607**	**-**	**-**	**2,607**	**3,740**	**-**	**-**	**3,740**
Brazilian external debt bonds	2,607	-	-	2,607	3,740	-	-	3,740
Financial liabilities at fair value through profit or loss	**-**	**11**	**-**	**11**	**-**	**5**	**-**	**5**
Other financial liabilities	-	11	-	11	-	5	-	5
Financial liabilities designated at fair value through profit or loss	**-**	**129**	**-**	**129**	**-**	**143**	**-**	**143**
Structured notes	-	129	-	129	-	143	-	143

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	03/31/2021				12/31/2020			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**22**	**75,080**	**124**	**75,226**	**23**	**76,376**	**105**	**76,504**
Swap Contracts – adjustment receivable	-	37,252	88	37,340	-	45,926	93	46,019
Option Contracts	-	22,668	36	22,704	4	20,402	12	20,418
Forward Contracts	-	8,712	-	8,712	-	2,085	-	2,085
Credit derivatives	-	256	-	256	-	156	-	156
NDF - Non Deliverable Forward	-	5,705	-	5,705	-	7,596	-	7,596
Other derivative financial instruments	22	487	-	509	19	211	-	230
Liabilities	**(33)**	**(73,557)**	**(124)**	**(73,714)**	**(22)**	**(79,373)**	**(110)**	**(79,505)**
Swap Contracts – adjustment payable	-	(37,142)	(102)	(37,244)	-	(51,680)	(109)	(51,789)
Option Contracts	(7)	(24,563)	(22)	(24,592)	(13)	(20,248)	(1)	(20,262)
Forward Contracts	-	(6,761)	-	(6,761)	-	(905)	-	(905)
Credit derivatives	-	(293)	-	(293)	-	(76)	-	(76)
NDF - Non Deliverable Forward	-	(4,763)	-	(4,763)	-	(6,426)	-	(6,426)
Other derivative financial instruments	(26)	(35)	-	(61)	(9)	(38)	-	(47)

There were no significant transfer between Level 1 and Level 2 during the periods of 03/31/2021 and 12/31/2020. Transfers to and from Level 3 are presented in movements of Level 3.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.86

Measurement of Level 2 fair value based on pricing services and brokers To ensure that the fair value of these instruments is properly classified as Level 2, in-house analysis of information received are conducted, so as to understand the nature of the inputs used by the service provider. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. For financial instruments classified as Level 2, the pricing service or brokers were used to price securities substantially represented by: • Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers. • Financial Bills: In order to mark Financial Bills to market, it is necessary to calculate its future value by projecting the notional issue value and its yields established by contract (fixed rate, floating rate or price index) and discounting the fixed curve in reais, obtained through DI Futures prices traded on B3. • Global and corporate securities: The pricing process for these securities consists of capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.87

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares.

	Fair value at 12/31/2020	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 03/31/2021	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets at fair value through profit or loss	**1,968**	**100**	**-**	**227**	**(72)**	**(26)**	**2,197**	**(648)**
Corporate securities	**1,968**	**100**	**-**	**227**	**(72)**	**(26)**	**2,197**	**(648)**
Real estate receivables certificates	548	(66)	-	171	(23)	-	630	(31)
Debentures	1,350	169	-	30	(49)	(9)	1,491	(616)
Rural Product Note	64	(1)	-	21	-	(17)	67	-
Eurobonds and other	-	(1)	-	5	-	-	4	(1)
Financial bills	6	(1)	-	-	-	-	5	-

	Fair value at 12/31/2020	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 03/31/2021	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - assets	**105**	**25**	**-**	**146**	**(148)**	**(4)**	**124**	**45**
Swap Contracts – adjustment receivable	93	1	-	1	(3)	(4)	88	87
Option Contracts	12	24	-	145	(145)	-	36	(42)
Derivatives - liabilities	**(110)**	**67**	**-**	**(140)**	**55**	**4**	**(124)**	**(80)**
Swap Contracts – adjustment payable	(109)	1	-	(1)	3	4	(102)	(83)
Option Contracts	(1)	66	-	(139)	52	-	(22)	3

	Fair value at 12/31/2019	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2020	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets at fair value through profit or loss	**1,719**	**(1,160)**	**-**	**1,619**	**(779)**	**569**	**1,968**	**(700)**
Corporate securities	**1,719**	**(1,160)**	**-**	**1,619**	**(779)**	**569**	**1,968**	**(700)**
Real estate receivables certificates	1,444	(726)	-	263	(433)	-	548	(14)
Debentures	225	(369)	-	1,050	(272)	716	1,350	(635)
Promissory notes	-	(55)	-	227	(19)	(89)	64	(51)
Eurobonds and other	7	(6)	-	69	(12)	(58)	-	-
Financial bills	13	(2)	-	-	(5)	-	6	-
Other	30	(2)	-	10	(38)	-	-	-
Financial assets designated at fair value through other comprehensive income	**34**	**5**	**-**	**298**	**(221)**	**(116)**	**-**	**-**
Corporate securities	**34**	**5**	**-**	**298**	**(221)**	**(116)**	**-**	**-**
Real estate receivables certificates	26	-	-	-	(26)	-	-	-
Debentures	-	(2)	6	50	(54)	-	-	-
Eurobonds and other	8	7	(6)	248	(141)	(116)	-	-

	Fair value at 12/31/2019	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2020	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - Assets	**103**	**89**	**-**	**193**	**(234)**	**(46)**	**105**	**51**
Swap Contracts – adjustment receivable	32	107	-	10	(11)	(45)	93	91
Option Contracts	71	(18)	-	183	(223)	(1)	12	(40)
Derivatives - Liabilities	**(85)**	**(93)**	**-**	**(130)**	**177**	**21**	**(110)**	**(90)**
Swap Contracts – adjustment payable	(46)	(74)	-	(12)	1	22	(109)	(90)
Option Contracts	(39)	(19)	-	(118)	176	(1)	(1)	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.88

Sensitivity analysis of Level 3 operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		03/31/2021		12/31/2020	
		Impact		Impact	
Market risk factor groups	Scenarios	Income	Stockholders' equity	Income	Stockholders' equity
Interest rates	I	(0.8)	-	(0.8)	-
	II	(20.1)	-	(19.8)	-
	III	(40.0)	-	(38.2)	-
Commodities, Index and Shares	I	-	-	-	-
	II	-	-	-	-
Nonlinear	I	(38.4)	-	(8.3)	-
	II	(66.8)	-	(11.6)	-

The following scenarios are used to measure sensitivity:

Interest rate

Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares

Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear

Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Note 29 - Contingent Assets and Liabilities, Provisions and Legal Obligations

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) **Contingent Assets:** There are no contingent assets recorded.

b) **Provisions and contingencies:** The criteria to quantify provisions and contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable.

   Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.89

I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period. II- Labor claims Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. III- Other Risks These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.90

Below are the changes in civil, labor and other risks provisions:

	03/31/2021			
	Civil	Labor	Other Risks	Total
Opening balance - 01/01	**3,511**	**8,015**	**1,483**	**13,009**
(-) Provisions guaranteed by indemnity clause (Note 2.4.n)	(216)	(950)	-	(1,166)
Subtotal	**3,295**	**7,065**	**1,483**	**11,843**
Adjustment / Interest (Note 23)	59	123	-	182
Changes in the period reflected in income (Note 23)	**183**	**1,142**	**47**	**1,372**
Increase	262	1,180	47	1,489
Reversal	(79)	(38)	-	(117)
Payment	(315)	(349)	(10)	(674)
Subtotal	**3,222**	**7,981**	**1,520**	**12,723**
(+) Provisions guaranteed by indemnity clause (Note 2.4.n)	221	952	-	1,173
Closing balance	**3,443**	**8,933**	**1,520**	**13,896**
Current	**1,298**	**3,015**	**1,520**	**5,833**
Non-current	**2,145**	**5,918**	**-**	**8,063**

	12/31/2020			
	Civil	Labor	Other Risks	Total
Opening balance - 01/01	**3,634**	**8,579**	**976**	**13,189**
(-) Provisions guaranteed by indemnity clause (Note 2.4.n)	(216)	(980)	-	(1,196)
Subtotal	**3,418**	**7,599**	**976**	**11,993**
Adjustment / Interest (Note 23)	191	482	-	673
Changes in the period reflected in income (Note 23)	**889**	**2,110**	**547**	**3,546**
Increase	1,179	2,296	550	4,025
Reversal	(290)	(186)	(3)	(479)
Payment	(1,203)	(3,126)	(40)	(4,369)
Subtotal	**3,295**	**7,065**	**1,483**	**11,843**
(+) Provisions guaranteed by indemnity clause (Note 2.4.n)	216	950	-	1,166
Closing balance	**3,511**	**8,015**	**1,483**	**13,009**
Current	**1,254**	**3,125**	**1,483**	**5,862**
Non-current	**2,257**	**4,890**	**-**	**7,147**

IV- Tax proceedings and legal obligations

Tax provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

	03/31/2021	12/31/2020
Opening balance - 01/01	**6,810**	**8,266**
(-) Provisions guaranteed by indemnity clause (Note 2.4 n)	(71)	(68)
Subtotal	**6,739**	**8,198**
Adjustment / Interest (*)	40	220
Changes in the period reflected in income	**30**	**56**
Increase (*)	66	142
Reversal (*)	(36)	(86)
Payment	(42)	(1,735)
Subtotal	**6,767**	**6,739**
(+) Provisions guaranteed by indemnity clause (Note 2.4 n)	71	71
Closing balance	**6,838**	**6,810**
Current	**71**	**65**
Non-current	**6,767**	**6,745**

(*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.91

The main discussions related to Tax Lawsuits and Legal Obligations are described below: • INSS – Non-compensatory Amounts – R$ 1,786: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 995; • PIS and COFINS – Calculation Basis – R$ 642: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 620. c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,503 (R$ 4,470 at 12/31/2020), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 428 (R$ 389 at 12/31/2020). II—Tax proceedings The tax proceedings of possible loss totaled R$ 31,419 (R$ 31,330 at 12/31/2020), and the main cases are described below: • INSS – Non-compensatory Amounts – R$ 6,438: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; • IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,803: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; • ISS – Banking Activities – R$ 4,168: the levy and/or payment place of ISS for certain banking revenues are discussed; • IRPJ and CSLL – Goodwill – Deduction – R$ 3,416: the deductibility of goodwill for future expected profitability on the acquisition of investments; • IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed—R$ 1,545: cases in which the liquidity and the certainty of credits offset are discussed; • PIS and COFINS—Reversal of Revenues from Depreciation in Excess – R$ 1,350: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; • IRPJ and CSLL – Disallowance of Losses – R$ 1,192: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; • IRPJ and CSLL – Deductibility of Losses with Derivatives – R$ 658: the deductibility of losses calculated in the disposal of financial derivative contracts is being discussed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.92

d) Accounts Receivables – Reimbursement of Provisions

The receivables balance arising from reimbursements of contingencies totals R$ 919 (R$ 919 at 12/31/2020) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims.

e) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of:

	03/31/2021				12/31/2020
	Civil	Labor	Tax	Total	Total
Deposits in guarantee (Note 18a)	1,466	2,158	9,072	**12,696**	12,693
Investment fund quotas	591	292	84	**967**	987
Surety	68	63	3,928	**4,059**	4,012
Insurance bond	1,868	1,247	15,624	**18,739**	18,402
Guarantee by government securities	14	-	231	**245**	249
Total	**4,007**	**3,760**	**28,939**	**36,706**	**36,343**

ITAÚ UNIBANCO HOLDING's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.93

Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: • Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. • Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. • Activities with the Market + Corporation Basically, corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of Presentation Segment information is based on the reports used by senior management to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. • Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders’ equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.94

Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: • Requirements for impairment testing of financial assets are based on the expected credit losses model; • Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9; • Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9; • Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; • Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.95

b) Consolidated Statement of Managerial Result

	01/01 to 03/31/2021					
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Operating revenues	**17,557**	**8,614**	**3,858**	**30,029**	**(1,756)**	**28,273**
Interest margin [1]	9,966	5,304	3,364	18,634	(1,534)	17,100
Revenues from banking services and bank charges	5,885	3,190	491	9,566	237	9,803
Income from insurance and private pension operations before claim and selling expenses	1,706	120	3	1,829	(734)	1,095
Other revenues	-	-	-	-	275	275
Cost of Credit	**(4,049)**	**(62)**	**-**	**(4,111)**	**2,450**	**(1,661)**
Claims	**(354)**	**(2)**	**-**	**(356)**	**-**	**(356)**
Operating margin	**13,154**	**8,550**	**3,858**	**25,562**	**694**	**26,256**
Other operating income / (expenses)	**(9,562)**	**(4,350)**	**(317)**	**(14,229)**	**(3,489)**	**(17,718)**
Non-interest expenses [2]	(8,382)	(3,927)	(141)	(12,450)	(4,005)	(16,455)
Tax expenses for ISS, PIS and COFINS and Other	(1,180)	(423)	(176)	(1,779)	79	(1,700)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	437	437
Income before income tax and social contribution	**3,592**	**4,200**	**3,541**	**11,333**	**(2,795)**	**8,538**
Income tax and social contribution	(1,279)	(1,621)	(1,489)	(4,389)	2,071	(2,318)
Non-controlling interest in subsidiaries	(102)	(126)	(318)	(546)	10	(536)
Net income	**2,211**	**2,453**	**1,734**	**6,398**	**(714)**	**5,684**
Total assets [*] - 03/31/2021	**1,235,728**	**993,719**	**150,757**	**2,124,817**	**(101,600)**	**2,023,217**
Total liabilities - 03/31/2021	**1,188,927**	**925,591**	**113,338**	**1,972,469**	**(109,026)**	**1,863,443**
[*] Includes:						
Investments in associates and joint ventures	2,043	-	14,148	16,191	(360)	15,831
Fixed assets, net	5,409	996	-	6,405	492	6,897
Goodwill and Intangible assets, net	4,747	10,620	-	15,367	2,692	18,059

(1) Includes interest and similar income and expenses of R$ 14,640, result of financial assets and liabilities at fair value through profit or loss of R$ 5,364 and foreign exchange results and exchange variations in foreign transactions of R$ (2,904).

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,307).

(3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.96

	01/01 to 03/31/2020					
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Operating revenues	**19,705**	**7,593**	**1,908**	**29,206**	**(15,234)**	**13,972**
Interest margin [1]	11,632	4,489	1,684	17,805	(15,257)	2,548
Commissions and Banking Fees	6,301	3,047	166	9,514	568	10,082
Income from insurance and private pension operations before claim and selling expenses	1,772	57	58	1,887	(752)	1,135
Other revenues	-	-	-	-	207	207
Cost of Credit	**(6,919)**	**(3,168)**	**-**	**(10,087)**	**333**	**(9,754)**
Claims	**(326)**	**(3)**	**-**	**(329)**	**-**	**(329)**
Operating margin	**12,460**	**4,422**	**1,908**	**18,790**	**(14,901)**	**3,889**
Other operating income / (expenses)	**(10,101)**	**(3,613)**	**(38)**	**(13,752)**	**576**	**(13,176)**
Non-interest expenses [2]	(8,786)	(3,256)	(19)	(12,061)	(845)	(12,906)
Tax expenses for ISS, PIS and COFINS and Other	(1,315)	(357)	(19)	(1,691)	1,131	(560)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	290	290
Income before income tax and social contribution	**2,359**	**809**	**1,870**	**5,038**	**(14,325)**	**(9,287)**
Income tax and social contribution	(546)	7	(436)	(975)	13,940	12,965
Non-controlling interest in subsidiaries	(53)	(89)	(9)	(151)	(68)	(219)
Net income	**1,760**	**727**	**1,425**	**3,912**	**(453)**	**3,459**

Total assets (*) - 12/31/2020	**1,265,620**	**981,034**	**143,715**	**2,112,586**	**(93,335)**	**2,019,251**
Total liabilities - 12/31/2020	**1,218,977**	**915,253**	**108,432**	**1,964,880**	**(100,154)**	**1,864,726**
(*) Includes:						
Investments in associates and joint ventures	2,012	-	13,879	15,891	(321)	15,570
Fixed assets, net	4,587	806	-	5,393	1,544	6,937
Goodwill and Intangible assets, net	4,978	9,901	-	14,879	2,451	17,330

(1) Includes interest and similar income and expenses of R$ 5,565, result of financial assets and liabilities at fair value through profit or loss of R$ (9,068) and foreign exchange results and exchange variations in foreign transactions of R$ 6,051.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,211).

(3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.97

c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	03/31/2021			12/31/2020		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets	17,253	7,703	24,956	17,095	7,172	24,267

	01/01 to 03/31/2021			01/01 to 03/31/2020		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1) (2)	21,854	10,580	32,434	22,631	9,661	32,292
Income from insurance and private pension operations before claim and selling expenses	1,095	-	1,095	1,135	-	1,135
Commissions and Banking Fees	8,608	1,195	9,803	9,138	944	10,082

(1) Includes interest and similar income, result of financial assets and liabilities at fair value through profit or loss and foreign exchange results and exchange variations in foreign transactions.

(2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues.

Note 31 – Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (note 2.4a), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

- The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Copagaz – Distribuidora de Gás S.A. and Alpargatas S.A.;

- Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc.;

- Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees;

- Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups;

- Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure:

  Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society.

  Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions.

  Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.98

Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities.

a) Transactions with related parties:

		ITAÚ UNIBANCO HOLDING			
		Assets / (Liabilities)		Revenues / (Expenses)	
	Annual rate	03/31/2021	12/31/2020	01/01 to 03/31/2021	01/01 to 03/31/2020
Short-term Interbank investments		**4,000**	**18,539**	**23**	**-**
Other	2.65%	4,000	18,539	23	-
Loan operations		**582**	**591**	**4**	**13**
Duratex S.A.	CDI + 1,45%	520	515	4	1
Other	2,5% to 6%	62	76	-	12
Securities and derivative financial instruments (assets and liabilities)		**1,989**	**1,716**	**25**	**(2)**
Investment funds		146	107	8	(2)
Copagaz – Distribuidora de Gás S.A.	CDI + 1,7% to 3%	1,100	950	9	-
Itaúsa S.A.	CDI + 2,4%	743	771	8	-
Other		-	(112)	-	-
Deposits received under securities repurchase agreements		**(299)**	**(165)**	**(1)**	**(27)**
Alpargatas S.A.	101% CDI	(8)	(107)	-	(1)
Duratex S.A.	95% CDI	(17)	(49)	-	(1)
Other	2,5% / 75% to 100% CDI	(274)	(9)	(1)	(25)
Amounts receivable (payable) / Commissions and/or Other General and Administrative expenses		**(121)**	**(26)**	**6**	**9**
Instituto Unibanco		-	123	1	1
Fundação Itaú Unibanco – Previdência Complementar		(82)	(93)	9	11
ConectCar Soluções de Mobilidade Eletrônica S.A.		(34)	(46)	2	3
Olimpia Promoção e Serviços S.A.		(5)	(9)	(11)	(9)
Other		-	(1)	5	3
Rent		**-**	**-**	**(8)**	**(9)**
Fundação Itaú Unibanco – Previdência Complementar		-	-	(7)	(8)
FUNBEP – Fundo de Pensão Multipatrocinado		-	-	(1)	(1)
Donation		**-**	**(500)**	**-**	**-**
Fundação Itaú para a Educação e Cultura		-	(500)	-	-
Sponsorship		**12**	**12**	**(2)**	**(3)**
Associação Cubo Coworking Itaú		12	12	(2)	(3)

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 64, Liabilities of R$ (6,581) and Results of R$ (8) (R$ 65, R$ (6,623) at 12/31/2020 and R$ 146 from 01/01 to 03/31/2020, respectively).

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:

	01/01 to 03/31/2021	01/01 to 03/31/2020
Fees	(123)	(127)
Profit sharing	(49)	(22)
Post-employment benefits	(6)	(4)
Share-based payment plan	(33)	(49)
Total	**(211)**	**(202)**

Total amounts related to share-based payment plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.99

Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with the defined policies and procedures. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: • Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution’s debt issues. • Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators. • Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.100

• Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred. • Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on: • Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself; • Risk culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; • Risk pricing: ITAÚ UNIBANCO HOLDING’s operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios; • Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; • Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; • Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. 1. Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.101

For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship). For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy for Provisioning and Economic Scenarios Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD). Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies. Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon. Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.102

Sensitivity analysis

ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected loss models use three different scenarios: Optimistic, Base and Pessimistic.In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 15%, 40% and 45%, respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions

The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario:

03/31/2021					12/31/2020				
Financial Assets (1)	Expected Loss (2)	Reduction/(Increase) of Expected Loss			Financial Assets (1)	Expected Loss (2)	Reduction/(Increase) of Expected Loss		
		Pessimistic scenario	Base scenario	Optimistic scenario			Pessimistic scenario	Base scenario	Optimistic scenario
979,862	(50,145)	(865)	510	1,481	951,343	(51,480)	(830)	491	1,416

(1) Composed of Loan operations, lease operations and securities.

(2) Comprises expected credit loss for Financial Guarantees R$ (926) (R$ (907) at 12/31/2020) and Loan Commitments R$ (3,597) (R$ (3,485) at 12/31/2020).

1.3 Classification of Stages of Credit Impairment

ITAÚ UNIBANCO HOLDING uses customers' internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements.

Rules for changing stages take into account lower and higher internal limits (quantitative criteria), in addition to the relative variation in the rating since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2.4d.

For retail and middle market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for government agency, for which the figure is 45 days, due to the dynamics of payment for transfer of the product.

For the Wholesale business portfolio, information on arrears is taken into account when allocating a rating.

Default parameters are: 90 days with no payments made(*); debt restructuring; adjudication of bankruptcy; loss; and court-ordered restructuring.

(*) For the real estate loans portfolio, the figure is 180 days with no payments made.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.103

1.4 Maximum Exposure of Financial Assets to Credit Risk

	03/31/2021			12/31/2020		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Financial Assets	**1,282,590**	**485,966**	**1,768,556**	**1,294,428**	**466,835**	**1,761,263**
At Amortized Cost	**820,617**	**356,667**	**1,177,284**	**861,485**	**324,255**	**1,185,740**
Interbank deposits	17,789	55,502	73,291	17,775	37,910	55,685
Securities purchased under agreements to resell	178,042	2,648	180,690	237,528	2,415	239,943
Securities	111,847	23,630	135,477	103,146	26,658	129,804
Loan and lease operations	475,646	266,477	742,123	468,461	245,643	714,104
Other financial assets	69,020	22,273	91,293	67,425	25,830	93,255
(-) Provision for Expected Loss	(31,727)	(13,863)	(45,590)	(32,850)	(14,201)	(47,051)
At Fair Value Through Other Comprehensive Income	**45,302**	**56,494**	**101,796**	**48,992**	**60,950**	**109,942**
Securities	45,302	56,494	101,796	48,992	60,950	109,942
At Fair Value Through Profit or Loss	**416,671**	**72,805**	**489,476**	**383,951**	**81,630**	**465,581**
Securities	392,463	21,775	414,238	365,718	23,353	389,071
Derivatives	24,196	51,030	75,226	18,227	58,277	76,504
Other financial assets	12	-	12	6	-	6
Financial liabilities - provision for expected loss	**3,693**	**830**	**4,523**	**3,655**	**737**	**4,392**
Loan Commitments	3,176	421	3,597	3,135	350	3,485
Financial Guarantees	517	409	926	520	387	907
Off balance sheet	**387,781**	**74,115**	**461,896**	**372,542**	**58,773**	**431,315**
Financial Guarantees	56,344	18,703	75,047	51,830	17,103	68,933
Letters of credit to be released	38,845	-	38,845	41,477	-	41,477
Loan commitments	**292,592**	**55,412**	**348,004**	**279,235**	**41,670**	**320,905**
Mortgage loans	6,628	-	6,628	6,357	-	6,357
Overdraft accounts	129,940	-	129,940	126,302	-	126,302
Credit cards	153,591	4,042	157,633	144,386	3,859	148,245
Other pre-approved limits	2,433	51,370	53,803	2,190	37,811	40,001
Total	**1,666,678**	**559,251**	**2,225,929**	**1,663,315**	**524,871**	**2,188,186**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.104

Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements.

The contractual amounts of financial guarantees and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally.

As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments.

1.4.1. By business sector

Loan and lease operations

	03/31/2021	%	12/31/2020	%
Industry and commerce	173,039	23.3	163,784	22.9
Services	176,805	23.8	172,322	24.1
Other sectors	38,489	5.2	37,565	5.3
Individuals	353,790	47.7	340,433	47.7
Total	**742,123**	**100.0**	**714,104**	**100.0**

Other financial assets (*)

	03/31/2021	%	12/31/2020	%
Public sector	695,767	70.9	713,705	71.2
Services	119,816	12.2	79,788	8.0
Other sectors	58,492	6.0	67,636	6.8
Financial	106,643	10.9	139,820	14.0
Total	**980,718**	**100.0**	**1,000,949**	**100.0**

(*) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan and Lease Operations and Other Financial Assets.

The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.105

1.4.2 By type and classification of credit risk

Loan and lease operations

	03/31/2021															
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 stages			
	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total
Individuals	207,129	198,371	868	**406,368**	30,569	19,087	-	**49,656**	23,376	845	-	**24,221**	261,074	218,303	868	**480,245**
Corporate	127,964	19,070	48,549	**195,583**	2,372	34	580	**2,986**	6,457	88	2,558	**9,103**	136,793	19,192	51,687	**207,672**
Micro/Small and medium companies	98,030	55,839	5,309	**159,178**	15,637	3,818	414	**19,869**	9,130	252	148	**9,530**	122,797	59,909	5,871	**188,577**
Foreign loans - Latin America	184,796	47,961	15,526	**248,283**	17,445	2,476	912	**20,833**	19,218	163	183	**19,564**	221,459	50,600	16,621	**288,680**
Total	**617,919**	**321,241**	**70,252**	**1,009,412**	**66,023**	**25,415**	**1,906**	**93,344**	**58,181**	**1,348**	**2,889**	**62,418**	**742,123**	**348,004**	**75,047**	**1,165,174**
%	**61.2**	**31.8**	**7.0**	**100.0**	**70.8**	**27.2**	**2.0**	**100.0**	**93.2**	**2.2**	**4.6**	**100.0**	**63.7**	**29.9**	**6.4**	**100.0**

	12/31/2020															
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 stages			
	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total
Individuals	199,158	190,273	854	**390,285**	30,793	19,387	-	**50,180**	25,532	987	-	**26,519**	255,483	210,647	854	**466,984**
Corporate	123,665	17,670	43,602	**184,937**	2,793	16	595	**3,404**	8,063	93	2,516	**10,672**	134,521	17,779	46,713	**199,013**
Micro/Small and medium companies	96,784	50,813	5,434	**153,031**	15,965	3,884	440	**20,289**	9,206	307	131	**9,644**	121,955	55,004	6,005	**182,964**
Foreign loans - Latin America	167,601	35,960	14,498	**218,059**	16,692	1,414	676	**18,782**	17,852	101	187	**18,140**	202,145	37,475	15,361	**254,981**
Total	**587,208**	**294,716**	**64,388**	**946,312**	**66,243**	**24,701**	**1,711**	**92,655**	**60,653**	**1,488**	**2,834**	**64,975**	**714,104**	**320,905**	**68,933**	**1,103,942**
%	**62.1**	**31.1**	**6.8**	**100.0**	**71.5**	**26.7**	**1.8**	**100.0**	**93.3**	**2.3**	**4.4**	**100.0**	**64.7**	**29.1**	**6.2**	**100.0**

Internal Rating	03/31/2021				12/31/2020			
	Stage 1	Stage 2	Stage 3	Total loan operations	Stage 1	Stage 2	Stage 3	Total loan operations
Low	531,389	12,344	-	**543,733**	501,463	13,172	-	**514,635**
Medium	85,459	37,129	-	**122,588**	84,193	37,249	-	**121,442**
High	1,071	16,550	-	**17,621**	1,552	15,822	-	**17,374**
Credit-Impaired	-	-	58,181	**58,181**	-	-	60,653	**60,653**
Total	**617,919**	**66,023**	**58,181**	**742,123**	**587,208**	**66,243**	**60,653**	**714,104**
%	**83.3**	**8.9**	**7.8**	**100.0**	**82.2**	**9.3**	**8.5**	**100.0**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.106

Other financial assets 03/31/2021 Fair Value Stage 1 Stage 2 Stage 3 Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 10,766 4,050 3,764 7,002 7,002 — -Government securities 501,357 502,236 501,357 — — — - Brazilian government 440,709 441,241 440,709 — — — - Other Public - 36 — — — — - Other countries 60,648 60,959 60,648 — — — - Argentina 2,113 2,078 2,113 — — — -United States 7,014 7,031 7,014 — — — -Mexico 12,556 12,561 12,556 — — — -Italy 137 137 137 — — — -Spain 5,473 5,477 5,473 — — — -Korea 5,463 5,470 5,463 — — — -Chile 17,142 17,307 17,142 — — — -Paraguay 3,210 3,271 3,210 — — — -Uruguay 831 823 831 — — — -Colombia 6,701 6,796 6,701 — — — -Peru 8 8 8 — — — - Corporate securities 136,735 132,529 131,175 3,517 2,795 5,541 2,765 Rural product note 7,256 7,118 7,158 31 30 118 68 Real estate receivables certificates 5,304 5,270 5,230 78 74 — -Bank deposit certificate 880 878 880 — — — -Debentures 67,343 62,957 62,839 2,485 1,886 5,100 2,618 Eurobonds and other 7,487 7,403 7,487 — — — -Financial bills 15,607 15,605 15,607 — — — -Promissory notes 6,784 6,767 6,784 — — — -Other 26,074 26,531 25,190 923 805 323 79 Total 648,858 638,815 636,296 10,519 9,797 5,541 2,765 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.107

12/31/2020 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 14,204 3,232 2,997 10,943 10,943 1,232 264 Government securities 483,791 479,477 483,791 — — — - Brazilian government 422,098 417,782 422,098 — — — - Other Public — 36 — — — — - Other countries 61,693 61,659 61,693 — — — - Argentina 1,498 1,480 1,498 — — — -United States 5,835 5,847 5,835 — — — -Mexico 10,222 10,227 10,222 — — — -Italy 130 133 130 — — — -Spain 4,844 4,847 4,844 — — — -Korea 3,947 3,951 3,947 — — — -Chile 23,195 23,183 23,195 — — — -Paraguay 2,950 3,011 2,950 — — — -Uruguay 978 964 978 — — — -Colombia 8,089 8,012 8,089 — — — -Peru 5 4 5 — — — - Corporate securities 127,757 122,695 122,326 3,485 2,738 5,873 2,693 Rural product note 5,823 5,717 5,723 38 36 115 64 Real estate receivables certificates 5,342 5,290 5,268 77 73 — 1 Bank deposit certificate 1,066 1,064 1,066 — — — -Debentures 62,723 57,963 58,365 2,402 1,779 5,462 2,579 Eurobonds and other 7,604 7,445 7,604 — — — -Financial bills 15,783 15,784 15,783 — — — -Promissory notes 7,629 7,611 7,629 — — — -Other 21,787 21,821 20,888 968 850 296 49 Total 625,752 605,404 609,114 14,428 13,681 7,105 2,957 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.108

Other Financial Assets - Internal Classification by Level of Risk

03/31/2021					
Internal rating	Financial Assets - At Amortized Cost		Financial assets at fair value through profit or loss (*)	Financial Assets at fair value through other comprehensive income	Total
	Interbank deposits and securities purchased under agreements to resell	Securities			
Low	253,850	129,985	485,950	101,796	**971,581**
Medium	-	4,142	3,166	-	**7,308**
High	131	1,350	348	-	**1,829**
Total	**253,981**	**135,477**	**489,464**	**101,796**	**980,718**
%	**25.9**	**13.8**	**49.9**	**10.4**	**100.0**

(*) Includes Derivatives in the amount of R$ 75,226 at 03/31/2021.

12/31/2020					
Internal rating	Financial Assets - At Amortized Cost		Financial assets at fair value through profit or loss (*)	Financial Assets at fair value through other comprehensive income	Total
	Interbank deposits and securities purchased under agreements to resell	Securities			
Low	295,334	123,553	463,168	109,942	**991,997**
Medium	-	4,396	2,192	-	**6,588**
High	294	1,855	215	-	**2,364**
Total	**295,628**	**129,804**	**465,575**	**109,942**	**1,000,949**
%	**29.5**	**13.0**	**46.5**	**11.0**	**100.0**

(*) Includes Derivatives in the amount of R$ 76,504 at 12/31/2020.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.109

1.4.3 Collateral for loans and lease operations

	03/31/2021				12/31/2020			
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets	
	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	**89,214**	**223,772**	**1,215**	**1,136**	**80,907**	**202,819**	**1,746**	**1,621**
Personal (1)	1,984	7,019	794	744	1,960	6,759	737	698
Vehicles (2)	23,366	53,543	409	384	21,595	44,673	999	918
Mortgage loans (3)	63,864	163,210	12	8	57,352	151,387	10	5
Micro, small and medium companies and corporates (4)	**157,684**	**471,277**	**29,558**	**25,344**	**151,129**	**444,696**	**31,582**	**27,011**
Foreign loans - Latin America (4)	**177,229**	**333,529**	**16,529**	**9,509**	**161,987**	**309,489**	**15,381**	**9,050**
Total	**424,127**	**1,028,578**	**47,302**	**35,989**	**394,023**	**957,004**	**48,709**	**37,682**

(1) In general requires financial collaterals.

(2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.

(3) Properties themselves are pledged as collateral.

(4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others).

Of total loan and lease operations, R$ 270,694 (R$ 271,372 at 12/31/2020) represented unsecured loans.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.110

1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN. Total repossessed assets in the period were R$ 50 (R$ 99 from 01/01 to 03/31/2020), mainly composed of real estate. 2. Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: • Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; • Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); • Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level; • Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market); and • Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: • ÄEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.111

- ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

- Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;
- Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;
- Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING.

The structure of limits and alerts obeys the Board of Directors' guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders' equity, market liquidity, complexity and volatility, and ITAU UNIBANCO HOLDING's appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING

It is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

From 01/01 to 03/31/2021, the average total VaR in Historical Simulation was R$ 271 or 0.2% of total stockholders' equity (R$ 282 from 01/01 to 12/31/2020 or 0.2% of total stockholders' equity).

	VaR Total (Historical Simulation) (in millions of Reais)							
	03/31/2021 (*)				**12/31/2020 (*)**			
	Average	**Minimum**	**Maximum**	**Var Total**	**Average**	**Minimum**	**Maximum**	**Var Total**
VaR by Risk Factor Group								
Interest rates	652	425	949	893	614	292	1,961	431
Currencies	22	10	37	10	20	9	71	24
Shares	36	20	55	45	23	9	49	30
Commodities	5	1	8	6	2	1	4	1
Effect of diversification	-	-	-	(658)	-	-	-	(263)
Total risk	**271**	**198**	**329**	**296**	**282**	**166**	**763**	**223**

(*) VaR by Group of Risk Factors considers information from foreign units.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.112

2.1.1 Interest rate risk

The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks; it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

	03/31/2021						12/31/2020					
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	**530,519**	**303,814**	**174,033**	**583,779**	**213,092**	**1,805,237**	**478,065**	**335,803**	**185,587**	**568,219**	**227,397**	**1,795,071**
At amortized cost	**407,696**	**238,479**	**131,127**	**323,692**	**112,971**	**1,213,965**	**406,497**	**251,388**	**121,432**	**314,949**	**125,282**	**1,219,548**
Compulsory deposits in the Central Bank of Brazil	85,096	-	-	-	-	85,096	83,133	-	-	-	-	83,133
Interbank deposits	54,494	8,372	2,490	7,726	154	73,236	34,998	5,410	8,178	6,864	187	55,637
Securities purchased under agreements to resell	150,134	30,169	159	4	220	180,686	196,053	43,625	170	10	77	239,935
Securities	4,370	15,423	8,265	69,245	35,521	132,824	9,325	16,907	11,440	55,070	33,997	126,739
Loan and lease operations	113,602	184,515	120,213	246,717	77,076	742,123	82,988	185,446	101,644	253,005	91,021	714,104
At fair value through other comprehensive income	**5,444**	**9,178**	**5,380**	**60,304**	**21,490**	**101,796**	**13,357**	**12,557**	**6,958**	**54,452**	**22,618**	**109,942**
At fair value through profit and loss	**117,379**	**56,157**	**37,526**	**199,783**	**78,631**	**489,476**	**58,211**	**71,858**	**57,197**	**198,818**	**79,497**	**465,581**
Securities	105,641	46,679	19,594	180,457	61,867	414,238	40,577	63,455	48,092	178,565	58,382	389,071
Derivatives	11,737	9,474	17,925	19,326	16,764	75,226	17,634	8,403	9,099	20,253	21,115	76,504
Other financial assets	1	4	7	-	-	12	-	-	6	-	-	6
Financial liabilities	**606,380**	**134,359**	**128,512**	**356,337**	**232,093**	**1,457,681**	**624,542**	**141,647**	**122,233**	**452,797**	**118,616**	**1,459,835**
At amortized cost	**594,979**	**124,676**	**110,428**	**333,790**	**219,954**	**1,383,827**	**607,741**	**134,640**	**109,560**	**426,488**	**101,753**	**1,380,182**
Deposits	388,905	75,198	48,466	185,829	122,981	821,379	370,604	80,456	59,955	277,055	20,940	809,010
Securities sold under repurchase agreements	194,198	2,560	1,112	27,229	29,179	254,278	220,219	3,001	1,962	23,811	24,371	273,364
Interbank market funds	11,289	41,644	45,234	57,083	5,250	160,500	9,542	48,407	36,972	56,482	4,632	156,035
Institutional market funds	247	5,221	15,469	60,774	62,544	144,255	6,950	2,247	10,142	67,159	51,810	138,308
Premium bonds plans	340	53	147	2,875	-	3,415	426	529	529	1,981	-	3,465
At fair value through profit and loss	**11,401**	**9,683**	**18,084**	**22,547**	**12,139**	**73,854**	**16,801**	**7,007**	**12,673**	**26,309**	**16,863**	**79,653**
Derivatives	11,400	9,675	18,082	22,489	12,068	73,714	16,791	7,002	12,672	26,252	16,788	79,505
Structured notes	-	1	-	57	71	129	10	-	1	57	75	143
Other financial liabilities	1	7	2	1	-	11	-	5	-	-	-	5
Difference assets / liabilities (*)	**(75,861)**	**169,455**	**45,521**	**227,442**	**(19,001)**	**347,556**	**(146,477)**	**194,156**	**63,354**	**115,422**	**108,781**	**335,236**
Cumulative difference	**(75,861)**	**93,594**	**139,115**	**366,557**	**347,556**		**(146,477)**	**47,679**	**111,033**	**226,455**	**335,236**	
Ratio of cumulative difference to total interest-bearing assets	-4.2%	5.2%	7.7%	20.3%	19.3%		-8.2%	2.7%	6.2%	12.6%	18.7%	

(*) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.113

2.1.2 Currency risk The purpose of ITAÚ UNIBANCO HOLDING’s management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high-volatility periods. The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item 2.1 – VaR Consolidated – ITAÚ UNIBANCO HOLDING. 2.1.3 Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss—Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income—Securities. 3. Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: • Different scenarios projected for changes in liquidity; • Contingency plans for crisis situations; • Reports and charts that describe the risk positions; • Assessment of funding costs and alternative sources of funding; • Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors. 3.1 Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 37.9% or R$ 393.5 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits -is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.114

Funding from customers	03/31/2021			12/31/2020		
	0-30 days	Total	%	0-30 days	Total	%
Deposits	**388,905**	**821,379**		**370,604**	**809,010**	
Demand deposits	141,657	141,657	13.6	134,805	134,805	13.2
Savings deposits	183,265	183,265	17.6	179,470	179,470	17.5
Time deposits	61,416	491,630	47.3	55,778	491,234	48.0
Other	2,567	4,827	0.5	551	3,501	0.3
Funds from acceptances and issuance of securities (1)	4,441	140,351	13.5	1,978	136,638	13.4
Funds from own issue (2)	204	1,188	0.1	218	1,985	0.2
Subordinated debt	-	76,587	7.4	6,657	74,916	7.3
Total	**393,550**	**1,039,505**	**100.0**	**379,457**	**1,022,549**	**100.0**

(1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

3.2 Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions.

During the period of 2021, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 286.5 billion and accounted for 72.8% of the short term redeemable obligations, 27.6% of total funding, and 20.7% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	03/31/2021 %	12/31/2020 %
Net assets (1) / customers funds within 30 days (2)	72.8	85.2
Net assets (1) / total customers funds (3)	27.6	31.6
Net assets (1) / total financial assets (4)	20.7	23.4

(1) Net assets (present value): Cash, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Non discounted future flows – Financial assets.

(2) Funding from customers table (Total funding from customers 0-30 days).

(3) Funding from customers table (Total funding from customers).

(4) Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,386,539 (R$ 1,381,769 at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.115

Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:

Undiscounted future flows, except for derivatives which are fair value	03/31/2021					12/31/2020				
Financial assets (1)	**0 - 30**	**31 - 365**	**366 - 720**	**Over 720 days**	**Total**	**0 - 30**	**31 - 365**	**366 - 720**	**Over 720 days**	**Total**
Cash	**39,369**	**-**	**-**	**-**	**39,369**	**46,224**	**-**	**-**	**-**	**46,224**
Interbank investments	**201,395**	**31,412**	**6,997**	**1,171**	**240,975**	**234,755**	**43,276**	**6,273**	**1,092**	**285,396**
Securities purchased under agreements to resell – Collateral held (2)	30,316	-	-	-	30,316	44,743	-	-	-	44,743
Securities purchased under agreements to resell – Collateral repledge	116,610	20,623	-	-	137,233	150,474	31,561	-	-	182,035
Interbank deposits (4)	54,469	10,789	6,997	1,171	73,426	39,538	11,715	6,273	1,092	58,618
Securities	**226,867**	**21,786**	**22,385**	**140,628**	**411,666**	**239,964**	**16,348**	**17,144**	**101,908**	**375,364**
Government securities - available	210,898	279	423	6,565	218,165	226,615	393	379	5,779	233,166
Government securities – under repurchase commitments	110	10,182	11,243	36,502	58,037	93	3,905	6,749	15,132	25,879
Corporate securities - available	15,790	10,669	8,707	64,954	100,120	13,256	11,113	8,352	51,927	84,648
Corporate securities – under repurchase commitments	69	656	2,012	32,607	35,344	-	937	1,664	29,070	31,671
Derivative financial instruments - Net position	**11,737**	**27,399**	**7,787**	**28,303**	**75,226**	**17,634**	**17,502**	**6,478**	**34,890**	**76,504**
Swaps	165	4,434	6,177	26,564	37,340	4,064	2,952	5,117	33,886	46,019
Options	3,107	17,938	1,064	595	22,704	10,103	8,783	992	540	20,418
Forwards	6,661	1,570	4	477	8,712	1,323	757	5	-	2,085
Other derivatives	1,804	3,457	542	667	6,470	2,144	5,010	364	464	7,982
Loan and lease operations (3)	**77,732**	**239,333**	**126,204**	**329,150**	**772,419**	**60,896**	**236,173**	**114,523**	**317,492**	**729,084**
Other financial assets	**1**	**11**	**-**	**-**	**12**	**-**	**6**	**-**	**-**	**6**
Total financial assets	**557,101**	**319,941**	**163,373**	**499,252**	**1,539,667**	**599,473**	**313,305**	**144,418**	**455,382**	**1,512,578**

(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 91,317 (R$ 90,059 at 12/31/2020), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26.

(2) Net of R$ 10,763 (R$ 11,119 at 12/31/2020) which securities are linked to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and in the BACEN.

(3) Net of payment to merchants of R$ 66,271 (R$ 71,820 at 12/31/2020) and the amount of Liabilities from transactions related to credit assignments R$ 1,185 (R$ 1,623 at 12/31/2020).

(4) Includes R$ 48,475 (R$ 32,477 at 12/31/2020) related to Compulsory Deposits with Central Banks of other countries.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.116

Undiscounted future flows, except for derivatives which are fair value	03/31/2021					12/31/2020				
Financial liabilities	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**
Deposits	**387,545**	**125,063**	**50,264**	**337,959**	**900,831**	**369,957**	**145,085**	**36,258**	**344,261**	**895,561**
Demand deposits	141,657	-	-	-	141,657	134,805	-	-	-	134,805
Savings deposits	183,265	-	-	-	183,265	179,470	-	-	-	179,470
Time deposit	59,934	123,192	50,190	337,781	571,097	53,978	143,446	36,182	343,974	577,580
Interbank deposits	2,605	1,871	74	178	4,728	1,633	1,639	76	287	3,635
Other deposits	84	-	-	-	84	71	-	-	-	71
Compulsory deposits	**(36,960)**	**(15,243)**	**(5,725)**	**(33,389)**	**(91,317)**	**(36,337)**	**(16,874)**	**(4,412)**	**(32,436)**	**(90,059)**
Demand deposits	(6,221)	-	-	-	(6,221)	(6,926)	-	-	-	(6,926)
Savings deposits	(23,078)	-	-	-	(23,078)	(22,672)	-	-	-	(22,672)
Time deposit	(7,661)	(15,243)	(5,725)	(33,389)	(62,018)	(6,739)	(16,874)	(4,412)	(32,436)	(60,461)
Securities sold under repurchase agreements (1)	**252,425**	**3,922**	**4,970**	**16,841**	**278,158**	**260,846**	**5,024**	**5,183**	**22,591**	**293,644**
Government securities	173,554	1,022	2,201	16,816	193,593	182,848	2,070	2,414	22,564	209,896
Corporate securities	22,505	2,900	2,769	25	28,199	22,056	2,954	2,769	27	27,806
Foreign	56,366	-	-	-	56,366	55,942	-	-	-	55,942
Funds from acceptances and issuance of securities (2)	**4,508**	**41,622**	**37,605**	**67,915**	**151,650**	**2,391**	**40,463**	**35,189**	**68,573**	**146,616**
Loans and onlending obligations (3)	**7,522**	**73,142**	**4,059**	**8,579**	**93,302**	**11,891**	**64,735**	**6,239**	**6,388**	**89,253**
Subordinated debt (4)	**51**	**16,543**	**25,536**	**52,504**	**94,634**	**6,797**	**8,428**	**28,994**	**45,762**	**89,981**
Derivative financial instruments - Net position	**11,400**	**27,757**	**9,439**	**25,118**	**73,714**	**16,791**	**19,674**	**6,895**	**36,145**	**79,505**
Swaps	367	5,208	8,206	23,463	37,244	7,344	3,612	5,573	35,260	51,789
Options	3,594	19,540	854	604	24,592	6,355	12,381	998	528	20,262
Forwards	6,293	2	-	466	6,761	892	13	-	-	905
Other derivatives	1,146	3,007	379	585	5,117	2,200	3,668	324	357	6,549
Other financial liabilities	**1**	**9**	**1**	**-**	**11**	**-**	**5**	**-**	**-**	**5**
Total financial liabilities	**626,492**	**272,815**	**126,149**	**475,527**	**1,500,983**	**632,336**	**266,540**	**114,346**	**491,284**	**1,504,506**

(1) Includes own and third parties' portfolios.
(2) Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds.
(3) Recorded in funds from interbank markets.
(4) Recorded in funds from institutional markets.

Off balance commitments	03/31/2021					12/31/2020				
	0 – 30	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**
Financial Guarantees	5,805	21,473	8,129	39,640	**75,047**	2,859	24,491	6,428	35,155	**68,933**
Commitments to be released	140,304	25,410	15,617	166,673	**348,004**	128,792	27,144	11,776	153,193	**320,905**
Letters of credit to be released	38,845	-	-	-	**38,845**	41,477	-	-	-	**41,477**
Contractual commitments - Fixed and Intangible assets (Notes 13 and 14)	-	24	-	-	**24**	-	36	-	-	**36**
Total	**184,954**	**46,907**	**23,746**	**206,313**	**461,920**	**173,128**	**51,671**	**18,204**	**188,348**	**431,351**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.117

c) Capital Management Governance

ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I – Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING.

The result of the last ICAAP, which comprises stress tests – which was dated December 2020 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

	03/31/2021	12/31/2020
Available capital (amounts)		
Common Equity Tier 1	121,025	119,960
Tier 1	139,552	137,157
Total capital (PR)	155,280	151,244
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,072,193	1,042,207
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	11.3%	11.5%
Tier 1 ratio (%)	13.0%	13.2%
Total capital ratio (%)	14.5%	14.5%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%) (*)	1.25%	1.25%
Countercyclical buffer requirement (%)	0.0%	0.0%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	2.25%	2.25%

(*) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

The Total Capital Ratio reached 14.5% at 03/31/2021, maintaining the same level when compared to 12/31/2020. The mainly positive effects are the net income in the period and the issuance of Tier II Subordinated Notes offset by the increase in the Credit Risk Weighted Assets and in the prudential adjustments.

Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 69,505 (R$ 67,867 at 12/31/2020), well above the ACP of R$ 24,124 (R$ 23,450 at 12/31/2020), generously covered by available capital.

In December 2020, ITAÚ UNIBANCO HOLDING issued R$ 2.1 billion in Tier II Subordinated Financial Notes. These Subordinated Financial Notes have a repurchase option as from 2025 and were approved by BACEN for the composition of ITAÚ UNIBANCO HOLDING´S Tier II Capital, according to the eligible value, with an increase of 0.20 p.p. in its Basel Ratio.

In January 2021, ITAÚ UNIBANCO HOLDING issued USD 500 million in Tier II Subordinated Notes with maturity term of 10 years and 3 months. These notes were approved by BACEN for the composition of Tier II Capital, with an increase of 0.25 p.p. in its Basel Ratio.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.118

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 03/31/2021, fixed assets ratio reached 23.1% (24.0% at 12/31/2020), showing a surplus of R$ 41,805 (R$ 39,274 at 12/31/2020). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.119

Funds from the issuance of subordinated debt securities are considered Tier II capital for purpose of capital to risk-weighted assets ratio, as shown below. According to current legislation, the balance of subordinated debt in December 2012 was used for calculating the reference equity as of March 2021, totaling R$ 49,100.

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance	
					03/31/2021	12/31/2020
Subordinated financial bills - BRL						
	6	2011	2021	109.25% to 110.5% of CDI	15	14
	2,307	2012	2022	IPCA + 5.15% to 5.83%	5,689	5,484
	20			IGPM + 4.63%	40	38
	2,333			**Total**	**5,744**	**5,536**
Subordinated euronotes - USD						
	1,000	2010	2021	5.75%	-	5,360
	730	2011	2021	5.75% to 6.20%	2,895	3,805
	550	2012	2021	6.20%	3,134	2,858
	2,600	2012	2022	5.50% to 5.65%	14,885	13,764
	1,851	2012	2023	5.13%	10,745	9,677
	7,721			**Total**	**31,659**	**35,464**
Debt instruments eligible as capital - USD						
	740	2019	2029	4.50%	4,285	3,865
	495	2021	2031	3.90%	2,819	-
	1,235			**Total**	**7,104**	**3,865**
Debt instruments eligible as capital - BRL						
	50	2019	2028	CDI + 0.72%	52	52
	2,280		2029	CDI + 0.75%	2,395	2,379
	450	2020	2029	CDI + 2%	456	-
	106	2020	2030	IPCA + 4.63%	112	-
	1,555	2020	2030	CDI + 2%	1,578	-
	4,441			**Total**	**4,593**	**2,431**
Total					**49,100**	**47,296**

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using the standardized approach;
- RWA_{MINT} = portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circular nº 3,646 and nº 3,674;
- RWA_{OPAD} = portion related to capital required for operational risk, calculated based on the standardized approach.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.120

RWA 03/31/2021 12/31/2020 Credit Risk—standardized approach 963,403 921,934 Credit risk (excluding counterparty credit risk) 820,024 778,153 Counterparty credit risk (CCR) 45,217 45,674 Of which: standardized approach for counterparty credit risk (SA-CCR) 27,544 27,119 Of which: other CCR 17,673 18,555 Credit valuation adjustment (CVA) 6,960 5,960 Equity investments in funds—look-through approach 6,950 4,897 Equity investments in funds—mandate-based approach — 623 Equity investments in funds—fall-back approach 1,265 716 Securitisation exposures—standardized approach 1,174 1,506 Amounts below the thresholds for deduction 81,813 84,405 Market Risk 26,764 27,481 Of which: standardized approach (RWAMPAD) 33,455 34,351 Of which: internal models approach (RWAMINT) 25,227 22,362 Operational Risk 82,026 92,792 Total 1,072,193 1,042,207 III – Recovery Plan In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.121

IV - Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. V – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio monthly to BACEN, whose minimum requirement is 3%. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance and pension plans products are properly monitored and reported to the appropriate bodies. The management process of insurance and pension plans risks is independent and focuses on the specific nature of each risk. ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.122

II – Risks of Insurance and Private Pensions

ITAÚ UNIBANCO HOLDING offers its products to customers through a bancassurance structure or direct distribution. Life, personal accident, loan and multiple peril insurance products are mainly distributed by a bancassurance operation.

Life insurance and pension plans are, in general, medium or long-term products and the main risks involved in the business may be classified as demographic, financial and behavioral.

- Demographic risk relates to: i) a greater than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) a greater than expected decrease in mortality rates for products with life coverage (mostly life insurance).
- Financial risk: is inherent in the underwriting risk of products that offer a contractual financial guarantee, this risk being considered insurance risk.
- Behavioral risk relates to a greater than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries.

a) Effect of changes on actuarial assumptions

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually conducted under the *ceteris paribus* condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Sensitivity Test	Impact in Income and Stockholders' Equity (1)			
	03/31/2021 (2)		12/31/2020	
	Private Pension	Insurance	Private Pension	Insurance
Mortality Rates				
5% increase	56	2	56	2
5% decrease	(59)	(2)	(59)	(2)
Risk-free Interest Rates				
0.1% increase	98	10	98	10
0.1% decrease	(100)	(11)	(100)	(11)
Conversion in Income Rates				
5% increase	(9)	-	(9)	-
5% decrease	9	-	9	-
Claims				
5% increase	-	(52)	-	(52)
5% decrease	-	52	-	52

(1) Amounts net of tax effects.

(2) The amounts shown in the tables express the position at 12/31/2020, since the actuarial calculations are made on a half-yearly basis.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.123

b) Risk concentration

For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels.

	01/01 to 03/31/2021			01/01 to 03/31/2020		
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)
Individuals						
Group accident insurance	210	210	100.0	212	212	100.0
Individual accident	43	43	100.0	50	50	100.0
Credit life	190	190	100.0	185	185	100.0
Group life	275	275	100.0	223	223	100.0

III) Market, credit and liquidity risk

a) Market risk

Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01-Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increase in the current interest rate or indexer rate and one percentage point in the share price and currency.

Class	03/31/2021		12/31/2020	
	Account balance	DV01	Account balance	DV01
Government securities				
National Treasury Notes (NTN-C)	7,535	(3.13)	7,025	(3.11)
National Treasury Notes (NTN-B)	5,018	(5.33)	5,215	(5.42)
National Treasury Notes (NTN-F)	113	(0.07)	134	(0.08)
National Treasury Bills (LTN)	1,685	(0.23)	2,098	(0.31)
Corporate securities				
Indexed to IPCA	270	(0.26)	22	(0.01)
Indexed to PRE	84	-	85	-
Indexed to PYG	5	-	-	-
Shares	**1,150**	**12**	**1,320**	**13**
Post-fixed assets	**2,557**	**-**	**2,414**	**-**
Under agreements to resell	**750**	**-**	**697**	**-**
Total	**19,167**		**19,010**	

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.124

b) Liquidity Risk

Liquidity risk is identified by ITAÚ UNIBANCO HOLDING as the risk of lack of liquid resources available to cover its current obligations at a given moment. For insurance operations, the liquidity risk is managed continuously by monitoring payment flows against liabilities, compared to the inflows generated by its operations and financial assets portfolio.

Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations.

Liabilities	Assets	03/31/2021			12/31/2020		
		Liabilities amounts [(1)]	Liabilities DU [(2)]	Assets DU [(2)]	Liabilities amounts [(1)]	Liabilities DU [(2)]	Assets DU [(2)]
Insurance operations	**Backing asset**						
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	2,387	57.7	19.1	2,298	57.8	19.1
IBNR, PDR e PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	857	50.7	27.4	838	50.9	27.2
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	17	16.3	18.3	16	16.3	18.3
Mathematical reserve for benefits to be granted and benefits granted	LFT, repurchase agreements, NTN-B, NTN-C, debentures	19	169.1	25.8	17	172.6	24.0
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	2	204.1	18.3	2	204.1	18.3
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	132	7.0	96.4	132	7.0	96.4
Subtotal	**Subtotal**	**3,414**			**3,303**		
Pension plan, VGBL and individual life operations							
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	90	109.4	81.3	88	109.4	81.3
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	11	17.4	22.2	12	17.4	22.2
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	75	17.4	22.2	68	17.4	22.2
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	22	17.4	22.2	22	17.4	22.2
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	379	17.4	22.2	332	17.4	22.2
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	3,423	109.4	81.4	3,278	109.4	81.4
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures [(3)]	201,859	166.5	56.2	205,670	166.5	56.2
Mathematical reserve for benefits to be granted – traditional	LFT, repurchase agreements, NTN-B, NTN-C, debentures	6,797	188.5	80.9	6,268	188.5	80.9
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	1,302	188.4	80.9	1,304	188.4	80.9
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	651	188.5	80.9	655	188.5	80.9
Subtotal	**Subtotal**	**214,609**			**217,697**		
Total technical reserves	**Total backing assets**	**218,023**			**221,000**		

(1) Gross amounts of Credit Rights, Deposits in Guarantee and Reinsurance.

(2) DU = Duration in months.

(3) Excluding PGBL / VGBL reserves allocated in variable income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.125

c) Credit Risk

I - Reinsurers

Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates.

We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING's subsidiaries to reinsurance companies:

- **Insurance Operations:** reinsurance premiums operations are basically represented by: IRB Brasil Resseguros S.A. with 80% (59% at 12/31/2020), Austral Resseguradora S.A. with 11% (20% at 12/31/2020) and Mapfre Re do Brasil Companhia de Resseguros with 9% (21% at 12/31/2020).

- **Private Pension Operations:** related to reinsurance premiums are entirely represented by Mapfre Re do Brasil Companhia de Resseguros with 45%, Austral Resseguradora S.A. with 30% and IRB Brasil Resseguros S.A. with 25% (same percentages (%) observed at 12/31/2020).

II – Premiums Receivable

ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations.

III - Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

Internal rating	03/31/2021				
	Financial Assets at Amortized Cost		Financial assets at fair value through profit or loss (*)	Financial Assets at Fair Value Through Other Comprehensive Income	Total
	Interbank deposits and securities purchased under agreements to resell	Securities			
Low	4,067	27,647	204,035	895	236,644
Medium	-	-	-	-	-
High	-	-	5	-	5
Total	**4,067**	**27,647**	**204,040**	**895**	**236,649**
%	**1.7**	**11.7**	**86.2**	**0.4**	**100.0**

(*) Includes Derivatives in the amount of R$ 2,246.

Internal rating	12/31/2020				
	Financial Assets at Amortized Cost		Financial assets at fair value through profit or loss (*)	Financial Assets at Fair Value Through Other Comprehensive Income	Total
	Interbank deposits and securities purchased under agreements to resell	Securities			
Low	3,517	30,614	205,099	1,194	240,424
Medium	-	-	3	-	3
High	-	-	-	-	-
Total	**3,517**	**30,614**	**205,102**	**1,194**	**240,427**
%	**1.5**	**12.7**	**85.3**	**0.5**	**100.0**

(*) Includes Derivatives in the amount of R$ 1,336.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 | F.126

Note 33 – Supplementary information a) “Coronavirus” COVID-19 relief efforts ITAÚ UNIBANCO HOLDING monitors the economic effects of this COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up. The Executive Committee established an intensified agenda to manage the crisis, which is responsible for the monitoring the pandemic and its impacts on its operations, in addition to the government actions to mitigate the effects of this pandemic. In Brazil, measures were taken to mitigate the impacts caused by COVID-19 throughout 2020, by the Federal Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly: i) CMN Resolution No. 4,782/20, and amendments made by CMN Resolutions No. 4,791/20 and No. 4.856/20, which established, for a determined period of time, criteria for characterization of restructuring of loan operations; ii) CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE); iii) CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE); iv) Law No. 13,999/20 that instituted the National Support Program for Micro and Small Companies (Pronampe) with the purpose of developing and strengthening small businesses; v) Law No. 14,042/20 that established the Emergency Program for Access to Credit (Peac), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The Peac has two modalities: Emergency Program for Access to Credit in the modality of guarantee (Peac-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (Peac-Maquininha); and vi) BACEN Circular No. 3,990/20 and amendments made by BACEN Circular 3,992/20 which permits to carry out repurchase agreements in foreign currency by BACEN. ITAÚ UNIBANCO HOLDING identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements: (a) increase in 2020 in loan and financing operations, especially for micro, small and medium-sized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, Pronampe, Peac-FGI and CGPE, which balance in March 2021 is R$ 23,921. Through timely monitoring of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing; (b) with the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In March 2020, the Program 60+ was established, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the Travessia (Crossing) Program. Travessia allowed the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under better interest rate conditions; (c) 2.72% increase in the period in applications of renegotiation and extension of terms for loan operations as the economic situation changed; (d) the allowance for loan losses in the amount of R$ 47,401 was affected due to the level of risk and default, due to the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables. To fully reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING adopts the expected loss model for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, and in 2020, in view of the pandemic, a weighting in the economic scenarios was added. In March 2021, the level of coverage of provisions in the loan portfolio of ITAÚ UNIBANCO HOLDING accounted for 238% as compared to 255% in December 2020. Specifically for the expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client’s rating), provisioning posted a decrease of 1.9% in the period. The credit risk governance allowed ITAÚ UNIBANCO HOLDING a quick response for monitoring the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.127

(e) the mark-to-market component of the securities portfolio was -1.3% in the first quarter of 2020, partially due to rate fluctuations and high price volatility in the markets in the beginning of the pandemic, influencing the measurement of items stated at fair value in their different levels; (f) due to the COVID-19 pandemic, instability in the variable income market was noted causing a migration to fixed income instruments with liquidity. This movement resulted in the increase in the Bank Deposit Certificates portfolio. Additionally, there were impacts on funding, with an increase in deposits too. With the purpose of mitigating the system’s liquidity risk, BACEN made available in 2020 to financial institutions credit lines through repurchase agreements in foreign currency and purchase of financial bills with guarantee, and operations in the total amount of R$ 30,547 were contracted during the period of life of these lines; (g) increase in the recognition of deferred income tax and social contribution in 2020 due to the greater volume of deductible temporary differences recorded for the period. The pandemic reduced the projections of taxable income, however, it was not responsible for the generation of tax loss and social contribution loss carryforwards in ITAÚ UNIBANCO HOLDING. In the period, there were no significant impacts of the pandemic in the recognition of deferred income tax and social contribution in ITAÚ UNIBANCO HOLDING; and (h) increase in expenses with claims related to COVID-19 of R$ 67, mainly related to credit life and life insurance. There was a reduction in the face-to-face service staff and an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Employees in the central management, service centers and digital branches are substantially working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING maintains its operating activities. In order to reduce the effects of the crisis and ensure the employee’s health and safety, self-declaration was encouraged for employees who consider themselves at risk and those who cannot work remotely were put on vacation. In 2020, with the purpose of supporting those who possibly had additional expenses due to the current crisis, the 13th salary was advanced in full. Additionally, a process of communication and transparency with employees was established through e-mails, internal employee’s portal and periodic videos prepared by our Chief Executive Officer communicating news related to COVID-19. At the branches, masks were delivered to all employees who work in customer service, acrylic protections were implemented and cleaning protocols were reviewed. The adaptation of ITAÚ UNIBANCO HOLDING in the crisis is the result not only of investments in technology, which allows for these virtual interactions, but also of investments in flexibility in the work environment, such as work from home, communities integrated between different areas of the bank and new layouts in the administrative centers that promote the employees’ mobility. In 2020, ITAÚ UNIBANCO HOLDING created the initiative “Todos pela Saúde” from the donation of R$ 1 billion, with the purpose of combating the new Coronavirus and its effects on Brazilian society. “Todos Pela Saúde” is conducted based on four axes: Informing, Protecting, Caring, and Resuming. In February 2021, the “Todos pela Saúde” initiative was formalized as an Institute, and ongoing actions are being maintained. The mission of the “Todos pela Saúde” Institute is to contribute to strengthening and innovation in the health surveillance area in Brazil. The activities to be developed include both research funding and genomic (or metagenomic) surveys, in addition to the training of field epidemiologists. In April 2021, ITAÚ UNIBANCO HOLDING worked together with competitors to fight hunger resulting from the pandemic and the economic crisis. ITAÚ UNIBANCO HOLDING contributed for the purchase and distribution of basket of food staples. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.128

b) Provisional Measure (MP) No. 1,034/21 Enacted on March 1, 2021, it amends Law No. 7,689/88, which mainly provides for the increase in the tax rate of the Social contribution on net income of the financial sector in the period from July 1, 2021 to December 31, 2021, with the reestablishment of the tax rate on January 1, 2022. Below is the list of impacted institutions and changes in tax rates: • Banks of any kind—increase from 20% to 25%; and • Private insurance companies, capitalization, securities dealers, foreign exchange and securities brokers, credit, financing and investment companies, real estate credit companies, credit card administrators, leasing companies and savings and loans associations, and credit cooperatives – increase from 15% to 20%. This MP did not have any effect on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING in the period ended March 31, 2021, since it is not in force, will still be analyzed by the National Congress, and it may be amended or rejected. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2021 F.129